UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.   )

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FedEx Corporation

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held September 23, 2013

To Our Stockholders:

We cordially invite you to attend the 2013 annual meeting of FedEx's stockholders. The meeting will take place in the auditorium at the FedEx Express World Headquarters, 3670 Hacks Cross Road, Building G, Memphis, Tennessee 38125, on Monday, September 23, 2013, at 8:00 a.m. local time. We look forward to your attendance either in person or by proxy.

The purposes of the meeting are to:

1. Elect the eleven nominees named in the attached proxy statement as FedEx directors;

2. Hold an advisory vote to approve named executive officer compensation;

3. Approve an amendment to FedEx's 2010 Omnibus Stock Incentive Plan to increase the number of authorized shares;

4. Ratify the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm for fiscal year 2014;

5. Act upon seven stockholder proposals, if properly presented at the meeting; and

6. Transact any other business that may properly come before the meeting.

Only stockholders of record at the close of business on July 29, 2013, may vote at the meeting or any postponements or adjournments of the meeting.

By order of the Board of Directors,

Christine P. Richards

Christine P. Richards
*Executive Vice President, General Counsel
and Secretary*

August 12, 2013

HOW TO VOTE: Please complete, date, sign and return the accompanying proxy card or voting instruction card, or vote electronically via the Internet or by telephone. The enclosed return envelope requires no additional postage if mailed in the United States.

REDUCE MAILING COSTS: If you vote on the Internet, you may elect to have next year's proxy statement and annual report to stockholders delivered to you electronically. We strongly encourage you to enroll in electronic delivery. It is a cost-effective way for us to provide you with proxy materials and annual reports.

ANNUAL MEETING ADMISSION: If you attend the annual meeting in person, you will need to present your admission ticket, or an account statement showing your ownership of FedEx common stock as of the record date, and a valid government-issued photo identification. The indicated portion of your proxy card or voting instruction card or the ticket accompanying your voting instruction card will serve as your admission ticket. If you are a registered stockholder and receive your proxy materials electronically, you should follow the instructions provided to print a paper admission ticket.

Your vote is very important. Please vote whether or not you plan to attend the meeting.

2013 PROXY STATEMENT

TABLE OF CONTENTS

FedEx Corporation
942 South Shady Grove Road
Memphis, Tennessee 38120

2013 PROXY STATEMENT

FedEx's Board of Directors is furnishing you this proxy statement in connection with the solicitation of proxies on its behalf for the 2013 Annual Meeting of Stockholders. The meeting will take place in the auditorium at the FedEx Express World Headquarters, 3670 Hacks Cross Road, Building G, Memphis, Tennessee 38125, on Monday, September 23, 2013, at 8:00 a.m. local time. At the meeting, stockholders will be voting on the following items: (1) the election of the eleven nominees named in this proxy statement to the FedEx Board of Directors; (2) an advisory vote to approve named executive officer compensation; (3) an amendment to FedEx's 2010 Omnibus Stock Incentive Plan to increase the number of authorized shares; (4) the ratification of FedEx's independent registered public accounting firm; and (5) if properly presented at the meeting, seven stockholder proposals. Stockholders also will consider any other matters that may properly come before the meeting.

By submitting your proxy (either by signing and returning the enclosed proxy card or by voting electronically on the Internet or by telephone), you authorize Christine P. Richards, FedEx's Executive Vice President, General Counsel and Secretary, and Alan B. Graf, Jr., FedEx's Executive Vice President and Chief Financial Officer, to represent you and vote your shares at the meeting in accordance with your instructions. They also may vote your shares to adjourn the meeting and will be authorized to vote your shares at any postponements or adjournments of the meeting.

FedEx's Annual Report to Stockholders for the fiscal year ended May 31, 2013, which includes FedEx's fiscal 2013 audited consolidated financial statements, accompanies this proxy statement. Although the Annual Report is being distributed with this proxy statement, it does not constitute a part of the proxy solicitation materials and is not incorporated by reference into this proxy statement.

We are first sending the proxy statement, form of proxy and accompanying materials to stockholders on or about August 12, 2013.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON SEPTEMBER 23, 2013: The following materials are available on the Investor Relations page of the FedEx website at *http://investors.fedex.com*:

- **The Notice of Annual Meeting of Stockholders To Be Held September 23, 2013;**

- **This proxy statement; and**

- **FedEx's Annual Report to Stockholders for the fiscal year ended May 31, 2013.**

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE PROMPTLY VOTE YOUR SHARES EITHER BY MAIL, VIA THE INTERNET OR BY TELEPHONE.

Effect of Not Casting Your Vote: If your shares are held in "street name" (*i.e.*, your shares are held by a bank, brokerage firm or other nominee — the "bank or broker"), in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank or broker by the deadline provided in the materials you receive from your bank or broker. If you hold your shares in street name and you do not instruct your bank or broker as to how to vote your shares, your broker may vote your shares in its discretion on the ratification of the appointment of the independent registered public accounting firm (Proposal 4), but will not be allowed to vote your shares on any of the other proposals described in this proxy statement, including the election of directors. If you are a stockholder of record and you do not sign and return your proxy card or vote electronically on the Internet or by telephone, no votes will be cast on your behalf on any of the items of business at the meeting.

INFORMATION ABOUT THE ANNUAL MEETING

What are the purposes of the annual meeting?

At the annual meeting, the stockholders will be asked to:

- Elect the eleven nominees named in this proxy statement as FedEx directors;

- Cast an advisory vote to approve named executive officer compensation;

- Approve an amendment to FedEx's 2010 Omnibus Stock Incentive Plan to increase the number of authorized shares;

- Ratify the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm; and

- Act on seven stockholder proposals, if properly presented.

Stockholders also will transact any other business that may properly come before the meeting. Members of FedEx's management team will be present at the meeting to respond to appropriate questions from stockholders.

Who is entitled to vote?

The record date for the meeting is July 29, 2013. Only stockholders of record at the close of business on that date are entitled to vote at the meeting. The only class of stock entitled to be voted at the meeting is FedEx common stock. Each outstanding share of common stock is entitled to one vote for all matters before the meeting. At the close of business on the record date there were 316,117,338 shares of FedEx common stock outstanding.

What is the difference between holding shares as a stockholder of record and as a beneficial owner? Am I entitled to vote if my shares are held in "street name"?

If your shares are registered in your name with FedEx's transfer agent, Computershare Trust Company, N.A., you are the "stockholder of record" (or "registered stockholder") of those shares, and these proxy materials have been provided directly to you by FedEx.

If your shares are held by a bank, brokerage firm or other nominee, you are considered the "beneficial owner" of shares held in "street name." If your shares are held in street name, these proxy materials are being forwarded to you by your bank, brokerage firm or other nominee (the "bank or broker"), along with a voting instruction card. As the beneficial owner, you have the right to direct your bank or broker how to vote your shares by using the voting instruction card or by following its instructions for voting by telephone or on the Internet (if available), and the bank or broker is required to vote your shares in accordance with your instructions.

If you do not give voting instructions, your broker will nevertheless be entitled to vote your shares in its discretion on the ratification of the appointment of the independent registered public accounting firm (Proposal 4). Absent your instructions, the broker will not be permitted, however, to vote your shares on the election of directors (Proposal 1), the advisory vote to approve named executive officer compensation (Proposal 2), the amendment to FedEx's 2010 Omnibus Stock Incentive Plan (Proposal 3) or the adoption of the seven stockholder proposals (Proposals 5 through 11), and your shares will be considered "broker non-votes" on those proposals. See "How will broker non-votes be treated?" below.

As the beneficial owner of shares, you are invited to attend the annual meeting. If you are a beneficial owner, however, you may not vote your shares in person at the meeting unless you obtain a legal proxy, executed in your favor, from your bank or broker.

What does it mean if I receive more than one proxy card or voting instruction card?

If you receive more than one proxy card or voting instruction card that means your shares are registered differently and are held in more than one account. To ensure that all your shares are voted, please sign and return by mail all proxy cards and voting instruction cards or vote each account over the Internet or by telephone (if made available by the bank or broker with respect to any shares you hold in street name).

How many shares must be present to hold the meeting?

A quorum must be present at the meeting for any business to be conducted. The presence at the meeting, in person or represented by proxy, of the holders of a majority of the shares of common stock outstanding on the record date will constitute a quorum. Proxies received but marked as abstentions or treated as broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

What if a quorum is not present at the meeting?

If a quorum is not present at the meeting, the holders of a majority of the shares entitled to vote at the meeting who are present, in person or represented by proxy, or the chairman of the meeting, may adjourn the meeting until a quorum is present. The time and place of the adjourned meeting will be announced at the time the adjournment is taken, and no other notice will be given.

How do I vote?

1. *YOU MAY VOTE BY MAIL.*   If you properly complete, sign and date the accompanying proxy card or voting instruction card and return it in the enclosed envelope, it will be voted in accordance with your instructions. The enclosed envelope requires no additional postage if mailed in the United States.

2. *YOU MAY VOTE BY TELEPHONE OR ON THE INTERNET.*   If you are a registered stockholder, you may vote by telephone or on the Internet by following the instructions included on the proxy card. If you vote by telephone or on the Internet, you do not have to mail in your proxy card. If you wish to attend the meeting in person, however, you will need to bring your admission ticket. Internet and telephone voting are available 24 hours a day. Votes submitted through the Internet or by telephone must be received by 11:59 p.m. Eastern time on September 22, 2013.

If you are the beneficial owner of shares held in street name, you still may be able to vote your shares electronically by telephone or on the Internet. The availability of telephone and Internet voting will depend on the voting process of your bank or broker. We recommend that you follow the instructions set forth on the voting instruction card provided to you.

> **NOTE: If you vote on the Internet, you may elect to have next year's proxy statement and annual report to stockholders delivered to you electronically. We strongly encourage you to enroll in electronic delivery. It is a cost-effective way for us to provide you with proxy materials and annual reports.**

3. *YOU MAY VOTE IN PERSON AT THE MEETING.*   If you are a registered stockholder and attend the meeting, you may deliver your completed proxy card in person. Additionally, we will pass out ballots to registered stockholders who wish to vote in person at the meeting. If you are a beneficial owner of shares held in street name who wishes to vote at the meeting, you will need to obtain a legal proxy from your bank or broker, bring it with you to the meeting, and hand it in with a signed ballot that will be provided to you at the meeting. Beneficial owners will not able to vote their shares at the meeting without a legal proxy.

How do I vote my shares held in the FedEx employee stock purchase plan or in any FedEx benefit plan?

If you own shares of FedEx common stock through the FedEx employee stock purchase plan or any FedEx or subsidiary benefit plan, you can direct the record holder or the plan trustee to vote the shares held in your account in accordance with your instructions by completing the proxy card and returning it in the enclosed envelope or by registering your instructions via the Internet or telephone as directed on the proxy card. If you register your voting instructions by telephone or on the Internet, you do not have to mail in the proxy card. If you wish to attend the meeting in person, however, you will need to bring the admission ticket attached to the proxy card with you. In order to instruct a record holder or plan trustee on the voting of shares held in your account, your instructions must be received by September 18, 2013. If your voting instructions are not received by that date, each plan trustee will vote your shares in the same proportion as the plan shares for which voting instructions have been received.

Who can attend the meeting?

Only stockholders eligible to vote or their authorized representatives will be admitted to the meeting. If you plan to attend the meeting, detach and bring with you the stub portion of your proxy card, which is marked "Admission Ticket." You also must bring a valid government-issued photo identification, such as a driver's license or a passport. If you received your proxy materials through the Internet, you should follow the instructions provided to print a paper admission ticket.

If your shares are held in street name, you must bring the "Admission Ticket" that either accompanies or is the stub portion of your voting instruction card. Alternatively, you may bring other proof of ownership, such as a brokerage account statement, which clearly shows your ownership of FedEx common stock as of the record date. In addition, you must bring a valid government-issued photo identification, such as a driver's license or a passport.

Security measures will be in place at the meeting to help ensure the safety of attendees. Metal detectors similar to those used in airports will be located at the entrance to the meeting room, and briefcases, handbags and packages will be inspected. No cameras or recording devices of any kind, or signs, placards, banners or similar materials, may be brought into the meeting. Anyone who refuses to comply with these requirements will not be admitted.

Can I change my vote after I submit my proxy?

Yes, if you are a registered stockholder you may revoke your proxy and change your vote prior to the completion of voting at the meeting by:

- submitting a valid, later-dated proxy card or a later-dated vote by telephone or on the Internet in a timely manner (the latest-dated, properly completed proxy that you submit in a timely manner, whether by mail, by telephone or on the Internet, will count as your vote); or

- giving written notice of such revocation to the Secretary of FedEx prior to or at the meeting or by voting in person at the meeting.

Your attendance at the meeting itself will not revoke your proxy unless you give written notice of revocation to the Secretary before your proxy is voted or you vote in person at the meeting.

If your shares are held in street name, you should contact your bank or broker and follow its procedures for changing your voting instructions. You also may vote in person at the meeting if you obtain a legal proxy from your bank or broker.

Will my vote be kept confidential?

Yes, your vote will be kept confidential and not disclosed to FedEx unless:

- required by law;

- you expressly request disclosure on your proxy; or

- there is a proxy contest.

Who will count the votes?

FedEx's transfer agent, Computershare Trust Company, N.A., will tabulate and certify the votes. A representative of the transfer agent will serve as the inspector of election.

How does the Board of Directors recommend I vote on the proposals?

Your Board recommends that you vote:

• FOR the election of each of the eleven nominees named in this proxy statement to the Board of Directors;

• FOR the advisory proposal to approve named executive officer compensation;

• FOR the adoption of the amendment to FedEx's 2010 Omnibus Stock Incentive Plan to increase the number of authorized shares;

• FOR the ratification of the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm; and

• AGAINST each of the stockholder proposals.

What if I am a registered stockholder and do not specify how my shares are to be voted on my proxy card?

If you properly submit a proxy but do not indicate any voting instructions, your shares will be voted:

• FOR the election of each of the eleven nominees named in this proxy statement to the Board of Directors;

• FOR the advisory proposal to approve named executive officer compensation;

• FOR the adoption of the amendment to FedEx's 2010 Omnibus Stock Incentive Plan to increase the number of authorized shares;

• FOR the ratification of the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm; and

• AGAINST each of the stockholder proposals.

Will any other business be conducted at the meeting?

Certain stockholders have notified us of their intent to propose a resolution at the meeting requesting that the Board of Directors review FedEx's sponsorship of FedExField, including the impact of ending that relationship, as part of a broader review of FedEx's involvement in any actions or business relationships that may defame or discriminate against people on the basis of gender, race, ethnicity, nation, religion or culture (the "Floor Proposal"). We have not received notice of, and are not aware of, any business to come before the meeting other than the agenda items referred to in this proxy statement and the possible submission of the Floor Proposal.

The Floor Proposal is not included in this proxy statement. If the Floor Proposal is presented at the meeting, the proxy holders will have discretionary voting authority under Rule 14a-4(c) under the Securities Exchange Act of 1934 with respect to the Floor Proposal and intend to exercise such discretion to vote AGAINST such proposal. If any other matter properly comes before the stockholders for a vote at the meeting, the proxy holders will vote your shares in accordance with their best judgment.

How many votes are required to elect each director nominee?

A director nominee will be elected to the Board of Directors if the number of votes cast "for" such nominee's election exceeds the number of votes cast "against" such nominee's election. See "Corporate Governance Matters — Majority-Voting Standard for Director Elections" below.

What happens if a director nominee does not receive the required majority vote?

Each nominee is a current director who is standing for reelection. Accordingly, each nominee has tendered an irrevocable resignation from the Board of Directors that will take effect if the nominee does not receive the required majority vote and the Board accepts the resignation. If the Board accepts the resignation, the nominee will no longer serve on the Board of Directors, and if the Board rejects the resignation, the nominee will continue to serve until his or her successor has been duly elected and qualified or until his or her earlier disqualification, death, resignation or removal. See "Corporate Governance Matters — Majority-Voting Standard for Director Elections" below.

What happens if a director nominee is unable to stand for election?

If a director nominee named in this proxy statement is unable to stand for election, the Board of Directors may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders may vote your shares for the substitute nominee.

How many votes are required to approve the advisory vote on named executive officer compensation?

Approval of the advisory proposal on named executive officer compensation requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

As an advisory vote, this proposal is not binding on FedEx, the Board of Directors or the Compensation Committee. Because we highly value the opinions of our stockholders, however, the Board of Directors and the Compensation Committee will consider the results of this advisory vote when making future executive compensation decisions.

How many votes are required to approve the amendment to FedEx's 2010 Omnibus Stock Incentive Plan?

The adoption of the amendment to FedEx's 2010 Omnibus Stock Incentive Plan to increase the number of authorized shares requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

How many votes are required to ratify the appointment of FedEx's independent registered public accounting firm?

The ratification of the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

How many votes are required to approve each of the stockholder proposals?

If the stockholder proposal is properly presented at the meeting, approval of the proposal requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote. Approval of the stockholder proposal would merely serve as a recommendation to the Board to take the necessary steps to implement such proposal.

How will abstentions be treated?

Abstentions will have no effect on the election of directors (Proposal 1). For each of the other proposals, abstentions will be treated as shares present for quorum purposes and entitled to vote, so they will have the same practical effect as votes against the proposal.

How will broker non-votes be treated?

If your shares are held in street name, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank or broker by the deadline provided in the materials you receive from your bank or broker.

If you hold your shares in street name and you do not instruct your broker as to how to vote your shares, your broker may vote your shares in its discretion on the ratification of the appointment of the independent registered public accounting firm (Proposal 4). Your shares will be treated as broker non-votes on all the other proposals, including the election of directors (Proposal 1).

Broker non-votes will be treated as shares present for quorum purposes, but not entitled to vote. Thus, absent voting instructions from you, your broker may not vote your shares on the election of directors (Proposal 1), the advisory vote to approve named executive officer compensation (Proposal 2), the adoption of the amendment to FedEx's 2010 Omnibus Stock Incentive Plan (Proposal 3) or the adoption of the seven stockholder proposals (Proposals 5 through 11). A broker non-vote with respect to these proposals will not affect their outcome.

Will the meeting be webcast?

Yes, you are invited to visit the News and Events section of the Investor Relations page of our website (*http://investors.fedex.com*) at 8:00 a.m. Central time on September 23, 2013, to access the live webcast of the meeting. An archived copy of the webcast will be available on our website for at least one year. The information on FedEx's website, however, is not incorporated by reference in, and does not form part of, this proxy statement.

STOCK OWNERSHIP

Directors and Executive Officers

The following table sets forth the amount of FedEx's common stock beneficially owned by each director, each named executive officer included in the Summary Compensation Table and all directors and executive officers as a group, as of July 29, 2013. Unless otherwise indicated, beneficial ownership is direct and the person shown has sole voting and investment power.

Name of Beneficial Owner	Common Stock Beneficially Owned		
	Number of Shares	Number of Option Shares[1]	Percent of Class[2]
Frederick W. Smith	19,627,899[3]	1,710,243	6.71%
James L. Barksdale	46,800	53,330	*
John A. Edwardson	18,119	46,330	*
Shirley Ann Jackson	7,511	13,520	*
Steven R. Loranger	7,800[4]	34,930	*
Gary W. Loveman	16,854	24,090	*
R. Brad Martin	56,500[5]	10,690	*
Joshua Cooper Ramo	—	10,690	*
Susan C. Schwab...................................	3,170	26,130	*
Joshua I. Smith	8,458	40,330	*
David P. Steiner	5,000	21,730	*
Paul S. Walsh	8,500	46,330	*
David J. Bronczek	75,546[6]	274,624	*
Robert B. Carter	51,802[7]	170,607	*
T. Michael Glenn	221,557[8]	211,788	*
Alan B. Graf, Jr.	194,833[9]	224,288	*
All directors and executive officers as a group (19 persons)	20,478,819[10]	3,199,956	7.42%

---

*   Less than 1% of FedEx's outstanding common stock.

(1)   Reflects the number of shares that can be acquired at July 29, 2013, or within 60 days thereafter through the exercise of stock options. These shares are excluded from the column headed "Number of Shares," but included in the ownership percentages reported in the column headed "Percent of Class."

(2)   Based on 316,117,338 shares outstanding on July 29, 2013.

(3)   Includes 15,483,534 shares owned by Mr. Smith (4,344,000 of such shares have been pledged as security by Mr. Smith), 4,141,280 shares owned by Frederick Smith Enterprise Company, Inc. ("Enterprise"), a family holding company (399,000 of such shares have been pledged as security by Enterprise) and 736 shares owned by Mr. Smith's spouse. Regions Bank, Memphis, Tennessee, as trustee of a trust of which Mr. Smith is the lifetime beneficiary, holds 55% of Enterprise's outstanding stock, and Mr. Smith owns 45% directly. Includes 2,349 shares held in FedEx's retirement savings plan. Mr. Smith's business address is 942 South Shady Grove Road, Memphis, Tennessee 38120.

(4)   Owned by a family trust.

(5)   Includes 7,250 shares owned by R. Brad Martin Family Foundation and 1,500 shares owned by Mr. Martin's spouse.

(6)   Includes 683 shares held in FedEx's retirement savings plan.

(7)   Includes 2,200 shares owned by Mr. Carter's spouse.

(8) Includes 88,750 shares owned by Glenn Family Partners, L.P. Mr. Glenn disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Also includes 561 shares held in FedEx's retirement savings plan.

(9) Includes 47,400 shares owned by family trusts and 438 shares held in FedEx's retirement savings plan.

(10) Includes an aggregate 4,031 shares held in FedEx's retirement savings plan and 20 stock units held in a deferred compensation plan. The stock units are payable in shares of FedEx common stock on a one-for-one basis.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires directors and certain officers of FedEx and persons who own more than ten percent of FedEx's common stock to file with the Securities and Exchange Commission ("SEC") initial reports of beneficial ownership (Form 3) and reports of subsequent changes in their beneficial ownership (Form 4 or Form 5) of FedEx's common stock. Such directors, officers and greater-than-ten-percent stockholders are required to furnish FedEx with copies of the Section 16(a) reports they file. The SEC has established specific due dates for these reports, and FedEx is required to disclose in this proxy statement any late filings or failures to file.

Based solely upon a review of the copies of the Section 16(a) reports (and any amendments thereto) furnished to FedEx and written representations from FedEx's directors and reporting officers that no additional reports were required, FedEx believes that its directors and reporting officers complied with all these filing requirements for the fiscal year ended May 31, 2013.

Significant Stockholders

The following table lists certain persons known by FedEx to own beneficially more than five percent of FedEx's outstanding shares of common stock as of March 31, 2013.

	Amount and Nature of Beneficial Ownership	Percent of Class
Dodge & Cox .... 555 California Street, 40th Floor San Francisco, California 94104	17,359,875[1]	5.48%
PRIMECAP Management Company .... 225 South Lake Avenue, Suite 400 Pasadena, California 91101	19,717,422[2]	6.22%
Southeastern Asset Management, Inc. .... 6410 Poplar Avenue, Suite 900 Memphis, TN 38119	16,598,493[3]	5.24%

(1) Dodge & Cox, a registered investment advisor, had sole voting power over 16,334,735 shares and sole investment power over all 17,359,875 shares.

(2) PRIMECAP Management Company, a registered investment advisor, had sole voting power over 3,402,286 shares and sole investment power over all 19,717,422 shares.

(3) Southeastern Asset Management, Inc., a registered investment advisor, had sole voting power over 14,471,899 shares, sole investment power over 11,489,480 shares and shared investment power over 5,109,013 shares.

CORPORATE GOVERNANCE MATTERS

Corporate Governance Documents

In furtherance of its longstanding goals of providing effective governance of FedEx's business and affairs for the long-term benefit of stockholders and promoting a culture and reputation of the highest ethics, integrity and reliability, the Board of Directors has adopted Corporate Governance Guidelines, charters for each of its Board committees and a Code of Business Conduct and Ethics for directors, officers and employees of FedEx. Each of these documents is available in the Corporate Governance section of the Investor Relations page of our website at *http://investors.fedex.com.*

Board Leadership Structure

The leadership structure of our Board of Directors includes (i) a combined Chairman of the Board and Chief Executive Officer, (ii) independent, active and effective directors of equal importance and rights, who all have the same opportunities and responsibilities in providing vigorous oversight of the effectiveness of management policies, and (iii) a Lead Independent Director. The Chairperson of the Nominating & Governance Committee, who is elected annually by a majority of the independent Board members, serves as the Lead Independent Director. The Board believes that FedEx has been and continues to be well served by having the company's founder, Frederick W. Smith, serve as both Chairman of the Board and Chief Executive Officer. The current Board leadership model, when combined with the composition of the Board, the strong leadership of our independent directors, Board committees and Lead Independent Director, and the highly effective corporate governance structures and processes already in place, strikes an appropriate balance between consistent leadership and independent oversight of FedEx's business and affairs.

The Board believes that FedEx's Corporate Governance Guidelines help ensure that strong and independent directors will continue to play the central oversight role necessary to maintain FedEx's commitment to the highest quality corporate governance. Pursuant to our governance principles and established practices:

- *Executive Sessions.* Non-management Board members meet at regularly scheduled executive sessions without management present in conjunction with each in-person Board meeting. The Lead Independent Director conducts these meetings. In addition, the Lead Independent Director may call such meetings of the non-management Board members as he or she deems necessary or appropriate, may also be designated to preside at any Board or stockholder meeting and presides at all Board meetings at which the Chairman of the Board and Chief Executive Officer is not present.

- *Agenda Items/Information Requests.* Each Board member may place items on the agenda for Board meetings, raise subjects that are not on the agenda for that meeting or request information that has not otherwise been provided to the Board. Additionally, the Lead Independent Director reviews and approves all Board meeting schedules and agendas and consults with the Chairman of the Board and Chief Executive Officer regarding other information sent to the Board in connection with Board meetings or other Board action.

- *Interaction With Management.* Consistent with our philosophy of empowering each member of our Board of Directors, each Board member has complete and open access to any member of management and to the chairman of each Board committee for the purpose of discussing any matter related to the work of such committee. The Lead Independent Director also serves as a liaison, but not a buffer, between the Chairman of the Board and Chief Executive Officer and independent Board members.

- *Interaction With Stockholders.* If any of our major stockholders asks to speak with any Board member on a matter related to FedEx, we encourage that director to make himself or herself available and will facilitate such interaction. Additionally, the Lead Independent Director is available to communicate with stockholders, as appropriate, if requested by such stockholders.

- *Special Board Meetings.* Special meetings of the Board can be called by the Chairman of the Board and Chief Executive Officer or at the request of two or more directors.

- **Retention of Independent Advisors.** The Board and each Board committee have the authority to retain independent legal, financial and other advisors as they deem appropriate.

- **Annual Review.** Our directors evaluate the Board's processes on an annual basis to ensure, among other things, that its leadership structure remains effective, that Board and committee meetings are conducted in a manner that promotes candid and constructive dialog and that sufficient time has been allocated for such meetings.

Board Risk Oversight

The Board of Directors' role in risk oversight at FedEx is consistent with the company's leadership structure, with management having day-to-day responsibility for assessing and managing the company's risk exposure and the Board and its committees providing oversight in connection with those efforts, with particular focus on ensuring that FedEx's risk management practices are adequate and regularly reviewing the most significant risks facing the company. The Board performs its risk oversight role by using several different levels of review. Each Board meeting begins with a strategic overview by the Chairman of the Board, President and Chief Executive Officer that describes the most significant issues, including risks, affecting the company, and also includes business updates from each reporting segment CEO. In addition, at least annually, the Board reviews in detail the business and operations of each of the company's reporting segments, including the primary risks associated with that segment.

The Board reviews the risks associated with the company's financial forecasts and annual business plan. These risks are identified and managed in connection with the company's robust enterprise risk management ("ERM") process. Our ERM process provides the enterprise with a common framework and terminology to ensure consistency in identification, reporting and management of key risks. The ERM process is embedded in our strategic financial planning process, which ensures explicit consideration of risks that affect the underlying assumptions of the strategic plans and provides a platform to facilitate integration of risk information in business decision-making.

The Board has delegated to each of its committees responsibility for the oversight of specific risks that fall within the committee's areas of responsibility. For example:

- The Audit Committee reviews and discusses with management the company's major financial and other risk exposures and the steps management has taken to monitor and control such exposures.

- The Compensation Committee reviews and discusses with management the relationship between the company's compensation policies and practices and the company's risk management, including the extent to which those policies and practices create or decrease risks for the company.

- The Information Technology Oversight Committee reviews and discusses with management the quality and effectiveness of the company's information technology systems and processes, including the extent to which those systems and processes create or decrease information security and other risks for the company.

- The Nominating & Governance Committee reviews and discusses with management the implementation and effectiveness of the company's compliance and ethics programs, including the Code of Business Conduct and Ethics.

In addition, the Audit Committee is responsible for reviewing and discussing with management the guidelines and policies that govern the processes by which the company assesses and manages its exposure to all risk, including our ERM process. The ERM process culminates in an annual presentation to the Audit Committee on the key enterprise risks facing FedEx.

Executive Management Succession Planning

The Board of Directors has in place an effective planning process to select successors to the Chairman of the Board, President and Chief Executive Officer and other members of executive management. The Nominating & Governance Committee, in consultation with the Chairman of the Board, President and Chief Executive Officer, annually reports to the Board on executive management succession planning. The entire Board works with the Nominating & Governance Committee and the Chairman of the Board, President and Chief Executive Officer to evaluate potential successors to the CEO and other members of executive management. Through this process, the

Board receives information that includes qualitative evaluations of potential successors to the CEO and other executives. The Chairman of the Board, President and Chief Executive Officer periodically provides to the Board his recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals. Additionally, the Board periodically reviews and revises as necessary the company's emergency management succession plan, which details the actions to be taken by specific individuals in the event a member of executive management suddenly dies or becomes incapacitated.

Director Independence

The Board of Directors has determined that each member of the Audit, Compensation and Nominating & Governance Committees and, with the exception of Frederick W. Smith, each of the Board's current members (James L. Barksdale, John A. Edwardson, Shirley Ann Jackson, Steven R. Loranger, Gary W. Loveman, R. Brad Martin, Joshua Cooper Ramo, Susan C. Schwab, Joshua I. Smith, David P. Steiner and Paul S. Walsh) is independent and meets the applicable independence requirements of the New York Stock Exchange (including the additional requirements for Audit Committee members) and the Board's more stringent standards for determining director independence. Mr. F.W. Smith is FedEx's Chairman of the Board, President and Chief Executive Officer.

Under the Board's standards of director independence, which are included in FedEx's Corporate Governance Guidelines, a director will be considered independent only if the Board affirmatively determines that the director has no direct or indirect material relationship with FedEx, other than as a director. The standards set forth certain categories or types of transactions, relationships or arrangements with FedEx, as follows, each of which (i) is deemed not to be a material relationship with FedEx, and thus (ii) will not, by itself, prevent a director from being considered independent:

- *Prior Employment of Director.* The director was employed by FedEx or was personally working on FedEx's audit as an employee or partner of FedEx's independent auditor, and over five years have passed since such employment, partner or auditing relationship ended.

- *Prior Employment of Immediate Family Member.* An immediate family member was an officer of FedEx or was personally working on FedEx's audit as an employee or partner of FedEx's independent auditor, and over five years have passed since such employment, partner or auditing relationship ended.

- *Current Employment of Immediate Family Member.* An immediate family member is employed by FedEx in a non-officer position, or by FedEx's independent auditor not as a partner and not personally working on FedEx's audit.

- *Interlocking Directorships.* An executive officer of FedEx served on the board of directors of a company that employed the director or employed an immediate family member as an executive officer, and over five years have passed since either such relationship ended.

- *Business Relationships.* The director or an immediate family member is a partner, greater than 10% shareholder, director or officer of a company that makes or has made payments to, or receives or has received payments (other than contributions, if the company is a tax-exempt organization) from, FedEx for property or services, and the amount of such payments has not within any of such other company's three most recently completed fiscal years exceeded one percent (or $1 million, whichever is greater) of such other company's consolidated gross revenues for such year.

- *Indebtedness.* The director or an immediate family member is a partner, greater than 10% shareholder, director or officer of a company that is indebted to FedEx or to which FedEx is indebted, and the aggregate amount of such debt is less than one percent (or $1 million, whichever is greater) of the total consolidated assets of the indebted company.

- *Charitable Contributions.* The director is a trustee, fiduciary, director or officer of a tax-exempt organization to which FedEx contributes, and the contributions to such organization by FedEx have not within any of such organization's three most recently completed fiscal years exceeded one percent (or $250,000, whichever is greater) of such organization's consolidated gross revenues for such year.

The Board broadly considered all relevant facts and circumstances, including the following immaterial transactions, relationships and arrangements:

- Mr. Barksdale served as an officer of FedEx, but he left the company well over five years ago (his employment at FedEx ended in 1992).

- In the ordinary course of business, FedEx makes purchases from Waste Management, Inc., an entity for which Mr. Steiner serves as Chief Executive Officer. The amount of the payments made by FedEx to Waste Management has not within any of its three most recently completed fiscal years exceeded one percent (or $1 million, whichever is greater) of its consolidated gross revenues for such year.

- Mr. F.W. Smith has made a passive investment (holding a less-than-5% equity interest) in a privately held entity with which Mr. Barksdale is affiliated.

- Mr. Martin serves as a director of First Horizon National Corporation with Robert B. Carter, FedEx's Executive Vice President, FedEx Information Services and Chief Information Officer.

- Messrs. F.W. Smith and Martin are members of the board of managers of Pilot Travel Centers LLC.

- Mr. Martin and a FedEx executive officer serve on the board of trustees of the same Memphis-based school.

- FedEx makes payments and charitable contributions to the University of Memphis, a non-profit entity for which Mr. Martin currently serves as Interim President. The amount of the payments and contributions made by FedEx to the University of Memphis has not within any of its three most recently completed fiscal years exceeded one percent of its consolidated gross revenues for such year.

- In the ordinary course of business, FedEx makes purchases of aircraft and related services and equipment from The Boeing Company, for which Ambassador Schwab serves as a director. The payments made by FedEx to Boeing in its most recently completed fiscal year represented less than one percent of Boeing's consolidated gross revenues for the year, but the payments made by FedEx to Boeing in its fiscal years 2010 and 2011 represented between one and two percent of Boeing's consolidated gross revenues for each year. The Board determined that Ambassador Schwab is still an independent director under the Board's independence standards as she does not have a direct or indirect material relationship with either FedEx or Boeing, other than as a director, and does not derive any financial benefit from these ordinary course transactions.

Audit Committee Financial Expert

The Board of Directors has determined that at least one member of the Audit Committee, John A. Edwardson, is an audit committee financial expert as such term is defined in Item 407(d)(5) of Regulation S-K, promulgated by the SEC.

Director Mandatory Retirement

A director must retire immediately before the annual meeting of FedEx's stockholders during the calendar year in which he or she attains age 72.

Stock Ownership Goal for Directors and Senior Officers

In order to encourage significant stock ownership by our directors and senior officers, and to further align their interests with the interests of FedEx's stockholders, the Board of Directors has established a goal that (i) within four years after joining the Board, each non-management director own FedEx shares valued at three times his or her annual retainer fee, and (ii) within four years after being appointed to his or her position, each member of senior management own FedEx shares valued at the following multiple of his or her annual base salary:

- 5x for the Chairman of the Board, President and Chief Executive Officer;

- 3x for the other FedEx executive officers;

- 2x for executive vice presidents of FedEx's core operating companies; and

- 1x for certain other senior officers.

For purposes of meeting this goal, unvested restricted stock is counted, but unexercised stock options are not. The Board also recommends that each director and senior officer retain shares acquired upon stock option exercises until his or her goal is met. The stock ownership goal is included in FedEx's Corporate Governance Guidelines. As of July 29, 2013, each director (other than Mr. Ramo, who joined the Board in September 2011) and each of the seven officers who had been a FedEx executive officer for over four years owned sufficient shares to comply with this goal.

Policy on Poison Pills

The Board of Directors has adopted a policy requiring stockholder approval for any future "poison pill" prior to or within twelve months after adoption of the poison pill. (A poison pill is a device used to deter a hostile takeover. Note that FedEx does not currently have, nor have we ever had, a poison pill.) The policy on poison pills is included in FedEx's Bylaws and Corporate Governance Guidelines.

Executive Sessions of Non-Management Directors

Non-management Board members meet without management present at regularly scheduled executive sessions in conjunction with each in-person meeting of the Board of Directors. At least once a year, such meetings include only the independent members of the Board. The Lead Independent Director presides over meetings of the non-employee and independent directors and may call such meetings as he or she deems necessary or appropriate.

Communications with Directors

Stockholders and other interested parties may communicate directly with any member (including the Lead Independent Director) or committee of the Board of Directors by writing to: FedEx Corporation Board of Directors, c/o Corporate Secretary, 942 South Shady Grove Road, Memphis, Tennessee 38120. Please specify to whom your letter should be directed. The Corporate Secretary of FedEx will review all such correspondence and regularly forward to the Board a summary of all such correspondence and copies of all correspondence that, in her opinion, deals with the functions of the Board or its committees or that she otherwise determines requires the attention of any member, group or committee of the Board of Directors. Board members may at any time review a log of all correspondence received by FedEx that is addressed to Board members and request copies of any such correspondence.

Nomination of Director Candidates

The Nominating & Governance Committee will consider director nominees proposed by stockholders. To recommend a prospective director candidate for the Nominating & Governance Committee's consideration, stockholders may submit the candidate's name, qualifications, including whether the candidate satisfies the requirements set forth in "Proposal 1 — Election of Directors — Experience, Qualifications, Attributes and Skills," and other relevant biographical information in writing to: FedEx Corporation Nominating & Governance Committee, c/o Corporate Secretary, 942 South Shady Grove Road, Memphis, Tennessee 38120. FedEx's Bylaws require stockholders to give advance notice of stockholder proposals, including nominations of director candidates. For more information, please see "Additional Information — Stockholder Proposals for 2014 Annual Meeting."

The Board is responsible for recommending director candidates for election by the stockholders and for electing directors to fill vacancies or newly created directorships. The Board has delegated the screening and evaluation process for director candidates to the Nominating & Governance Committee, which identifies, evaluates and recruits highly qualified director candidates and recommends them to the Board. The Nominating & Governance Committee considers potential candidates for director that may come to the attention of the Nominating & Governance Committee through current directors, management, professional search firms, stockholders or other persons. The Nominating & Governance Committee has engaged a third-party executive search firm to assist in identifying potential director candidates. The Nominating & Governance Committee considers and evaluates a director candidate recommended by a stockholder in the same manner as a nominee recommended by a Board member, management, search firm or other sources.

If the Nominating & Governance Committee determines that an additional or replacement director is necessary or advisable, the Nominating & Governance Committee may take such measures that it considers appropriate in connection with its evaluation of a potential director candidate, including interviewing the candidate, engaging an outside firm to gather additional information and making inquiries of persons with knowledge of the candidate's qualifications and character. In its evaluation of potential director candidates, including the members of the Board of Directors eligible for reelection, the Nominating & Governance Committee considers the current size, composition and needs of the Board of Directors and each of its committees.

Majority-Voting Standard for Director Elections

FedEx's Bylaws require that we use a majority-voting standard in uncontested director elections and contain a resignation requirement for directors who fail to receive the required majority vote. The Bylaws also prohibit the Board from changing back to a plurality-voting standard without the approval of our stockholders. Under the majority-voting standard, a director nominee must receive more votes cast ''for'' than ''against'' his or her election in order to be elected to the Board. In accordance with the majority-voting standard and resignation requirement, each director who is standing for reelection at the annual meeting has tendered an irrevocable resignation from the Board of Directors that will take effect if (i) the director does not receive more votes cast ''for'' than ''against'' his or her election at the annual meeting, and (ii) the Board accepts the resignation. FedEx's Bylaws require the Board of Directors, within 90 days after certification of the election results, to accept the director's resignation unless there is a compelling reason not to do so and to promptly disclose its decision (including, if applicable, the reasons for rejecting the resignation) in a filing with the SEC.

Policy on Review and Preapproval of Related Person Transactions

The Board of Directors has adopted a Policy on Review and Preapproval of Related Person Transactions, which is included in FedEx's Corporate Governance Guidelines. The policy requires that all proposed related person transactions (as defined in the policy) and all proposed material changes to existing related person transactions be reviewed and preapproved by the Nominating & Governance Committee. To the extent the related person (as defined in the policy) is a director or immediate family member of a director, the transaction or change must also be reviewed and preapproved by the full Board. The policy provides that a related person transaction or a material change to an existing related person transaction may not be preapproved if it would:

- interfere with the objectivity and independence of any related person's judgment or conduct in carrying out his or her duties and responsibilities to FedEx;

- not be fair as to FedEx; or

- otherwise be opposed to the best interests of FedEx and its stockholders.

The policy requires the Nominating & Governance Committee to annually (i) review each existing related person transaction that has a remaining term of at least one year or remaining payments of at least $120,000, and (ii) determine, based upon all material facts and circumstances and taking into consideration our contractual obligations, whether it is in the best interests of FedEx and our stockholders to continue, modify or terminate the transaction or relationship.

Related Person Transactions

In accordance with the policy described above, the Nominating & Governance Committee has reviewed the following related person transactions and determined that they remain in the best interests of FedEx and our stockholders:

- In November 1999, FedEx entered into a multi-year, $205 million naming rights agreement with the NFL Washington Redskins professional football team. Under this agreement, FedEx has certain marketing rights, including the right to name the Redskins' stadium ''FedExField.'' In August 2003, Mr. F.W. Smith acquired an approximate 10% ownership interest in the Washington Redskins and joined its Leadership Council, or board of directors.

- FedEx's policy on personal use of corporate aircraft requires officers to pay FedEx two times the cost of fuel, plus applicable passenger ticket taxes and fees, for personal trips. Pursuant to this requirement, Mr. F.W. Smith paid FedEx approximately $511,000 during fiscal 2013 in connection with certain personal use of corporate aircraft.

- Mr. F.W. Smith's son is employed by FedEx Express as a managing director of life sciences and specialty services; David F. Rebholz was the President and Chief Executive Officer of FedEx Ground during fiscal 2013 — his brother was employed by FedEx Services as a sales account executive in Missouri during fiscal 2013; and William J. Logue is the President and Chief Executive Officer of FedEx Freight — his brother is employed by FedEx Services as a sales manager in Massachusetts. The total annual compensation of each of Mr. Smith's son, Mr. Rebholz's brother and Mr. Logue's brother for fiscal 2013 (including any incentive compensation, all sales commissions and the Black-Scholes value of any stock option award) did not exceed $212,000.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

Meetings

During fiscal 2013, the Board of Directors held six regular meetings and one special meeting. The average attendance of all directors at Board and committee meetings was 96%. Each director attended at least 88% of the aggregate meetings of the Board and any committees on which he or she served.

Committees

The Board of Directors has a standing Audit Committee, Compensation Committee, Information Technology Oversight Committee and Nominating & Governance Committee. Each committee's written charter, as adopted by the Board of Directors, is available on the FedEx website at *http://investors.fedex.com* in the Corporate Governance section under "Committee Charters." Committee memberships are as follows:

Audit Committee

John A. Edwardson (Chairman)
Gary W. Loveman
Joshua I. Smith
David P. Steiner

Information Technology Oversight Committee

James L. Barksdale (Chairman)
Gary W. Loveman
Joshua Cooper Ramo

Compensation Committee

Steven R. Loranger (Chairman)
Shirley Ann Jackson
Susan C. Schwab
Paul S. Walsh

Nominating & Governance Committee

Shirley Ann Jackson (Chairwoman)
James L. Barksdale
Steven R. Loranger
R. Brad Martin

The Board of Directors has approved reconstituting the committees so that, immediately following the annual meeting, if all of the director nominees are elected, committee memberships will be as follows:

Audit Committee

John A. Edwardson (Chairman)
Gary W. Loveman
R. Brad Martin
Joshua Cooper Ramo

Information Technology Oversight Committee

James L. Barksdale (Chairman)
R. Brad Martin
Joshua Cooper Ramo
Susan C. Schwab

Compensation Committee

Steven R. Loranger (Chairman)
Shirley Ann Jackson
Susan C. Schwab
Paul S. Walsh

Nominating & Governance Committee

David P. Steiner (Chairman)
James L. Barksdale
Shirley Ann Jackson
Paul S. Walsh

The Audit Committee, which held nine meetings during fiscal 2013, performs the following functions:

- oversees the independent registered public accounting firm's qualifications, independence and performance;

- assists the Board of Directors in its oversight of (i) the integrity of FedEx's financial statements; (ii) the effectiveness of FedEx's disclosure controls and procedures and internal control over financial reporting; (iii) the performance of the internal auditors; and (iv) FedEx's compliance with legal and regulatory requirements; and

- preapproves all audit and allowable non-audit services to be provided by FedEx's independent registered public accounting firm.

The Compensation Committee, which held five meetings during fiscal 2013, performs the following functions:

- evaluates, together with the independent members of the Board, the performance of FedEx's Chairman of the Board, President and Chief Executive Officer and recommends his compensation for approval by the independent directors;

- helps discharge the Board's responsibilities relating to the compensation of executive management;

- reviews and discusses with management the Compensation Discussion and Analysis and produces a report recommending whether the Compensation Discussion and Analysis should be included in the proxy statement; and

- oversees the administration of FedEx's equity compensation plans and reviews the costs and structure of key employee benefit and fringe-benefit plans and programs.

The Information Technology Oversight Committee, which held four meetings during fiscal 2013, performs the following functions:

- appraises major information technology ("IT") related projects and technology architecture decisions;

- ensures that FedEx's IT programs effectively support FedEx's business objectives and strategies;

- monitors and assesses FedEx's management of IT-related compliance risks, including IT-related internal audits; and

- advises FedEx's senior IT management team and the Board of Directors on IT-related matters.

The Nominating & Governance Committee, which held five meetings during fiscal 2013, performs the following functions:

- identifies individuals qualified to become Board members;

- recommends to the Board director nominees to be proposed for election at the annual meeting of stockholders;

- recommends to the Board directors for appointment to Board committees; and

- assists the Board in developing and implementing effective corporate governance, compliance and ethics programs.

In addition, as discussed above under "Corporate Governance Matters — Board Risk Oversight," each Board committee has responsibility for the oversight of specific risks that fall within the committee's areas of responsibility. Also, the Audit Committee is responsible for reviewing and discussing with management the guidelines and policies that govern the processes by which the company assesses and manages its exposure to all risk, including our ERM process.

Attendance at Annual Meeting of Stockholders

FedEx expects all Board members to attend annual meetings of stockholders. Each member of the Board of Directors attended the 2012 annual meeting of stockholders.

PROPOSAL 1 — ELECTION OF DIRECTORS

All of FedEx's directors are elected at each annual meeting of stockholders and hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified. The Board of Directors currently consists of twelve members. Joshua I. Smith is retiring as director immediately before this annual meeting and is not standing for reelection. The Board proposes that each of the other current directors be reelected to the Board. Effective upon the retirement of Mr. J. Smith, the size of the Board will be decreased to eleven members. Each of the nominees elected at this annual meeting will hold office until the annual meeting of stockholders to be held in 2014 and until his or her successor is duly elected and qualified.

Each nominee has consented to being named in this proxy statement and has agreed to serve if elected. If a nominee is unable to stand for election, the Board of Directors may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders may vote your shares for the substitute nominee.

Under FedEx's majority-voting standard, each of the eleven director nominees must receive more votes cast "for" than "against" his or her election in order to be elected to the Board. For more information, please see "Corporate Governance Matters — Majority-Voting Standard for Director Elections."

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE ELEVEN NOMINEES.

Set forth below, with respect to each nominee, is the following information:

• His or her name;

• His or her age;

• The year in which he or she first became a director of FedEx (or its predecessor, FedEx Express);

• His or her principal occupation and employment — both currently and during at least the past five years;

• Directorships held in other public companies — both currently and during at least the past five years; and

• A brief discussion of the specific experience, qualifications, attributes and skills that the Board of Directors considered in nominating him or her for reelection.

Nominees for Election to the Board

Frederick W. Smith, 69, was first elected as a director in 1971. He is the company's founder and has been Chairman, President and Chief Executive Officer of FedEx since 1998 and Chairman of FedEx Express since 1975. He was Chairman, President and Chief Executive Officer of FedEx Express from 1983 to 1998, Chief Executive Officer of FedEx Express from 1977 to 1998, and President of FedEx Express from 1971 to 1975.

James L. Barksdale, 70, was first elected as a director in 1999. He is Chairman and President of Barksdale Management Corporation, an investment management company, and Managing Partner of The Barksdale Group, a venture capital firm, positions he has held since 1999. He was President and Chief Executive Officer of Netscape Communications Corporation, a provider of software, services and website resources to Internet users, from 1995 to 1999. He held various senior management positions at FedEx Express from 1979 to 1992, including Executive Vice President and Chief Operating Officer, and was a director of FedEx Express from 1983 to 1991. He is a director of Time Warner Inc. He was previously a director of Sun Microsystems, Inc. From January 2012 to June 2012, he served as the interim Executive Director of the Mississippi Development Authority.

John A. Edwardson, 64, was first elected as a director in 2003. He is the former Chairman and Chief Executive Officer of CDW Corporation, a provider of technology products and services, serving as Chief Executive Officer from 2001 to September 2011 and as Chairman from 2001 to December 2012. He was Chairman and Chief Executive Officer of Burns International Services Corporation, a provider of security services, from 1999 to 2000. He was President and Chief Operating Officer of UAL Corporation (the parent company of United Air Lines, Inc.), an airline, from 1995 to 1998. He is a director of Rockwell Collins, Inc. and a former director of CDW Corporation.

Shirley Ann Jackson, 67, was first elected as a director in 1999. She is President of Rensselaer Polytechnic Institute (RPI), a technological research university, a position she has held since 1999. She was Chairman of the United States Nuclear Regulatory Commission (NRC) from 1995 to 1999 and served as a Commissioner of the NRC from 1995 to 1999. She has been a member of the President's Council of Advisors on Science and Technology (PCAST) since 2009 and is a trustee of M.I.T. (member of the M.I.T. Corporation). She is a member of the International Security Advisory Board to the United States Secretary of State (since July 2011). She is a director of International Business Machines Corporation, Marathon Oil Corporation, Medtronic, Inc. and Public Service Enterprise Group Incorporated. She was previously a director of NYSE Euronext and United States Steel Corporation.

Steven R. Loranger, 61, was first elected as a director in 2006. He is Chairman Emeritus and director of Xylem Inc., a water technology company, a position he has held since November 2011. Prior to November 2011, he was Chairman, President and Chief Executive Officer of ITT Corporation, a diversified high-technology engineering and manufacturing company; he held the position of President and Chief Executive Officer from 2004 to October 2011 and Chairman from 2004 to October 2011. He was Executive Vice President and Chief Operating Officer of Textron, Inc., a global aircraft, industrial and finance company, from 2002 to 2004. He held various executive positions at Honeywell International Inc. and its predecessor, AlliedSignal, Inc., a technology and manufacturing company, from 1981 to 2002, including President and Chief Executive Officer of its Engines, Systems and Services businesses. He is a former director of ITT Corporation and Exelis, Inc.

Gary W. Loveman, 53, was first elected as a director in 2007. He is Chairman of the Board, Chief Executive Officer and President of Caesars Entertainment Corporation (formerly Harrah's Entertainment, Inc.), a provider of branded gaming entertainment; he has held the position of President since 2001, Chief Executive Officer since 2003, and Chairman of the Board since 2005. He held various other executive positions at Caesars Entertainment Corporation from 1998 to 2001. He was Associate Professor of Business Administration at the Harvard University Graduate School of Business Administration from 1989 to 1998. He is a director of Caesars Entertainment Corporation and Coach, Inc.

R. Brad Martin, 61, was first elected as a director in 2011. He is the Chairman of RBM Venture Company, a private investment company, a position he has held since 2007, and also the Interim President of the University of Memphis, a position he has held since July 2013. He was Chairman and Chief Executive Officer of Saks Incorporated from 1989 to 2006 and remained Chairman until 2007, when he retired. He is a director of Chesapeake Energy Corporation and First Horizon National Corporation. He was previously a director of Caesars Entertainment Corporation (formerly Harrah's Entertainment, Inc.), Dillards, Inc., Gaylord Entertainment Company, lululemon athletica inc. and Ruby Tuesday, Inc.

Joshua Cooper Ramo, 44, was first elected as a director in 2011. He is Vice Chairman of Kissinger Associates, Inc., a strategic advisory firm, a position he has held since 2011. He served as Managing Director of Kissinger Associates from 2006 to 2011. Prior to joining Kissinger Associates, he was Managing Partner of JL Thornton & Co., LLC., a consulting firm. Before that, he worked as a journalist and served as Senior Editor, Foreign Editor and then Assistant Managing Editor of TIME Magazine from 1995 to 2003. He is a director of Starbucks Corporation.

Susan C. Schwab, 58, was first elected as a director in 2009. She is a Professor at the University of Maryland School of Public Policy, a position she has held since January 2009. She has also served as a strategic advisor to Mayer Brown LLP, a law firm, since March 2010. She served as United States Trade Representative from 2006 to January 2009 and as Deputy United States Trade Representative from 2005 to 2006. She was Vice Chancellor of the University System of Maryland and President and Chief Executive Officer of the University System of Maryland Foundation from 2004 to 2005. She was Dean of the University of Maryland School of Public Policy from 1995 to 2003. She was Director of Corporate Business Development of Motorola, Inc., an electronics manufacturer, from 1993 to 1995. She was Assistant Secretary of Commerce for the United States and Foreign Commercial Service from 1989 to 1993. She is a director of The Boeing Company and Caterpillar Inc. She was previously a director of The Adams Express Company, Calpine Corporation and Petroleum & Resources Corporation (prior to her service as Deputy United States Trade Representative).

David P. Steiner, 53, was first elected as a director in 2009. He is Chief Executive Officer of Waste Management, Inc., a provider of integrated waste management services, a position he has held since 2004. He was Executive Vice President and Chief Financial Officer of Waste Management, Inc. from 2003 to 2004, Senior Vice President, General Counsel and Corporate Secretary of Waste Management, Inc. from 2001 to 2003, and Vice President and Deputy General Counsel of Waste Management, Inc. from 2000 to 2001. He was a partner at Phelps Dunbar L.L.P., a law firm, from 1990 to 2000. He is a director of TE Connectivity Ltd. (formerly Tyco Electronics Ltd.) and Waste Management, Inc.

Paul S. Walsh, 58, was first elected as a director in 1996. He is an executive advisor to Diageo plc, a beverage company, a position he has held since his retirement as Chief Executive Officer in June 2013. He was Chief Executive Officer of Diageo plc from 2000 to June 2013. He was Chairman, President and Chief Executive Officer of The Pillsbury Company, a wholly owned subsidiary of Diageo plc, from 1996 to 2000, and Chief Executive Officer of The Pillsbury Company from 1992 to 1996. He was appointed as a Business Ambassador on the U.K. government's Business Ambassador Network in August 2012 and was appointed Chairman of Compass Group plc, a catering company, effective January 2014. He is a director of Avanti Communications Group plc, Diageo plc and Unilever PLC. He was previously a director of Centrica plc.

Experience, Qualifications, Attributes and Skills

Each director nominee possesses the following experience, qualifications, attributes and skills, in addition to those reflected above, as these are required of all candidates nominated for election or reelection to the Board of Directors:

- The highest level of personal and professional ethics, integrity and values;

- An inquiring and independent mind;

- Practical wisdom and mature judgment;

- Broad training and experience at the policy-making level in business, finance and accounting, government, education or technology;

- Expertise that is useful to FedEx and complementary to the background and experience of other Board members, so that an optimal balance of Board members can be achieved and maintained;

- Willingness to devote the required time to carrying out the duties and responsibilities of Board membership;

- Commitment to serve on the Board for several years to develop knowledge about FedEx's business;

- Willingness to represent the best interests of all stockholders and objectively appraise management performance; and

- Involvement only in activities or interests that do not conflict with the director's responsibilities to FedEx and its stockholders.

In addition, the Board believes that it is desirable that the following experience, qualifications, attributes and skills be possessed by one or more of FedEx's Board members because of their particular relevance to the company's business and structure, and these were all considered by the Board in connection with this year's director nomination process:

Transportation Industry Experience: Each nominee possesses transportation industry experience by virtue of his or her service on the FedEx Board of Directors. We regard this tenure as a positive attribute, as it greatly increases the director's understanding of the company's operations and its management. Each of the below nominees has extensive additional transportation industry experience and knowledge.

- Mr. F.W. Smith, as the founder of our company, is the pioneer of the express transportation industry, and his record of innovation, achievement and leadership speaks for itself. Under his leadership, FedEx has become one of the most trusted and respected brands in the world and has experienced strong long-term financial growth and stockholder return.

- Mr. Barksdale held various senior management positions, including Executive Vice President and Chief Operating Officer, at our company during its early years (from 1979 to 1992).

- Mr. Edwardson was President and COO of a major airline (United) during the late 1990s.

- Mr. Loranger is the former CEO of a leading provider of products and services to the defense and aerospace industries (ITT). He was EVP and COO of a global aircraft manufacturing company (Textron, which includes Bell Helicopter and Cessna Aircraft) during the early 2000s. Previously, he was president and CEO of a high-technology aerospace business (a division of AlliedSignal) and was president of a heavy trucking company (Bendix Truck Brake Systems Group) in the 1990s.

- Mr. Steiner is CEO of a company (Waste Management) that transports waste materials.

International Experience: We continue to position our company to facilitate and capitalize on increasing globalization and the resulting unprecedented expansion of customer access to goods, services and information. This highlights the importance of having directors, such as each of the below nominees, who have specific experience with international trade and international markets.

- Mr. F.W. Smith leads our company, which serves more than 220 countries and territories. He has served on the board of the Council on Foreign Relations and as chairman of the U.S.–China Business Council and the French–American Business Council.

- Dr. Jackson is the former Chairman and Commissioner of the United States Nuclear Regulatory Commission, during which time she helped to form and was the chair of the International Nuclear Regulators Association. She is closely involved with the World Economic Forum and is a member of the Board of Directors of the Council on Foreign Relations. She is a member of the International Security Advisory Board to the United States Secretary of State.

- Mr. Loranger is the former CEO of a large multinational corporation (ITT).

- Mr. Ramo has been a term member of the Council on Foreign Relations, Asia 21 Leaders Program, World Economic Forum's Young Global Leaders and Global Leaders of Tomorrow. He co-founded the U.S.–China Young Leaders Forum in conjunction with the National Committee on U.S.–China Relations. He has also been called ''one of China's leading foreign-born scholars'' by the World Economic Forum.

- Ambassador Schwab is the former United States Trade Representative, as a result of which she has extensive experience leading large international trade negotiations. Additionally, she served as Director-General of the United States and Foreign Commercial Service (Assistant Secretary of Commerce), the export promotion arm of the U.S. government, from 1989 to 1993.

- Mr. Walsh is the former CEO of a U.K.–based, large multinational corporation (Diageo).

- Mr. Loveman is a member of the President's Export Council, which is charged with providing advice to the White House on strategies to bolster U.S. exports and is the principal national advisory committee on international trade.

Financial Expertise: We believe that an understanding of finance and financial reporting and internal auditing processes is beneficial for our directors, given our use of financial targets as measures of our success and the importance of accurate financial reporting and robust internal auditing. Each nominee has a considerable degree of financial literacy, and each of the below nominees has an extensive background in finance.

- Mr. Edwardson, who has an MBA from the University of Chicago, was the CFO of two separate public companies during the 1980s and 1990s: Northwest Airlines Corporation, a major airline, and Ameritech Corporation, a provider of telecommunication products and services.

- Dr. Jackson has numerous years of public company audit committee experience, including as a chair. She currently serves on two public company audit committees (Marathon Oil and Medtronic), one of which she chairs (Medtronic). She also formerly served as a Governor of the Financial Industry Regulatory Authority (FINRA) and as a director of NYSE Euronext.

- Mr. Loveman, who has a Ph.D. in economics from the Massachusetts Institute of Technology and a B.A. in economics from Wesleyan University, was an associate professor of business administration at the Harvard University Graduate School of Business Administration before joining Caesars Entertainment. He worked at the Federal Reserve Bank of Boston during the 1980s.

- Mr. Martin, who has an MBA from Vanderbilt University, is a former chair of the audit committees of Gaylord Entertainment and Dillard's.

- Mr. Steiner, who has an accounting degree from Louisiana State University, was CFO of Waste Management before becoming its CEO.

- Mr. Walsh, during the 1980s, held various executive positions in finance, including CFO of a major division, at a U.K.-based public company (Grand Metropolitan plc) that is a predecessor to the company (Diageo) where he formerly served as CEO.

Marketing Expertise: FedEx is one of the most widely recognized brands in the world, and we place special emphasis on promoting and protecting the FedEx brand, one of our most important assets. Accordingly, we benefit greatly from having directors, such as each of the below nominees, who have substantial expertise and experience in marketing.

- Mr. Loveman has led several highly successful marketing initiatives at Caesars Entertainment and previously taught marketing-related courses at the Harvard University Graduate School of Business Administration.

- Mr. Martin has gained valuable retail marketing experience and successfully applied his marketing expertise as the former CEO of Saks, a leading department store retailer.

- Mr. Walsh led a company (Diageo) that owes much of its growth and success to highly effective marketing of its various brands.

Technological Expertise: We rely heavily on technology to operate our transportation and business networks. Our ability to attract and retain customers and to compete effectively depends in part upon the sophistication and reliability of our technology network. Thus, having directors with technological expertise is important to us, and each of the below nominees has a thorough understanding of the applications of technology by virtue of his or her background and experiences.

- Mr. Barksdale has held executive positions with multiple technology companies, including CEO of Netscape and AT&T Wireless during the 1990s. He was the co-chair of the Markle Foundation Task Force on National Security in the Information Age for seven years.

- Mr. Edwardson is the former CEO of a technology products and services provider (CDW).

- Dr. Jackson, who holds undergraduate and doctorate degrees in physics from the Massachusetts Institute of Technology, is the president of a world-renowned technological research university (RPI). She also serves on the board of directors of a multinational computer technology and information technology consulting corporation (IBM). She is a member of the President's Council of Advisors on Science and Technology (PCAST), where she co-chairs the President's Innovation and Technology Advisory Committee (PITAC), serves on the Board and Science Advisory Committee of the World Economic Forum, and is a trustee of M.I.T. (member of M.I.T. Corporation).

- Mr. Loranger has held senior executive positions with various high-technology engineering and manufacturing companies (ITT, Textron, Honeywell and AlliedSignal).

Energy Expertise: We are committed to protecting the environment, and we have many initiatives underway to reduce our energy use and minimize our impact on the environment. Each of the below nominees has a significant amount of energy expertise, which is helpful as we implement these important initiatives.

- Mr. F.W. Smith is co-chairman of the Energy Security Leadership Council, a project of Securing America's Future Energy, the goal of which is to reduce U.S. oil dependence and improve energy security.

- Dr. Jackson is the former Chairman and Commissioner of the United States Nuclear Regulatory Commission and formerly served as university vice-chairwoman of the U.S. Council on Competitiveness and co-chairwoman of its Energy Security, Innovation & Sustainability Initiative. She serves on the board of directors of an integrated international energy company (Marathon Oil) and a diversified energy company (Public Service Enterprise Group Incorporated).

- Mr. Martin serves on the board of directors of Chesapeake Energy Corporation, the second largest producer of natural gas, a top 15 producer of oil and natural gas liquids and the most active driller of new wells in the U.S. He has also served on the board of managers of Pilot Travel Centers LLC since 1995. This privately-held company is the largest operator of travel centers and largest seller of over-the-road diesel fuel in the United States.

- Mr. Steiner is CEO of a company (Waste Management) that has taken an industry leadership role in converting waste to renewable energy.

Government Experience: Our businesses are heavily regulated and are directly affected by governmental actions, so our directors with government experience provide a useful perspective as we work constructively with governments around the world. While each of our director nominees has significant experience in working with government at various levels, each of the below nominees has ample experience in government service.

- Mr. Barksdale served on the U.S. President's Intelligence Advisory Board for seven years.

- Dr. Jackson is the former Chairman and Commissioner of the United States Nuclear Regulatory Commission, serves on the President's Council of Advisors on Science and Technology (PCAST), and is a member of the International Security Advisory Board to the United States Secretary of State.

- Mr. Loranger served as an officer and pilot in the U.S. Navy, is a trustee for the National Air and Space Museum and the Congressional Medal of Honor Foundation, and has held executive management positions with several of the largest government contractors in the United States (ITT, Textron, Honeywell and AlliedSignal).

- Mr. Martin is a former state representative, serving in the Tennessee state legislature during the 1970s and 1980s, and the Interim President of the University of Memphis.

- Ambassador Schwab is the former United States Trade Representative. Additionally, she served as Director-General of the United States and Foreign Commercial Service (Assistant Secretary of Commerce), the export promotion arm of the U.S. government, from 1989 to 1993.

Leadership Experience: As noted above, experience at the policy-making level is one of the minimum qualifications for election to the Board, and each nominee has this experience — Ambassador Schwab in government, Dr. Jackson in education and government, and the rest of the nominees in business, most as Chief Executive Officers (as noted below). The Board believes that CEOs, in particular, make excellent directors because they have the necessary experience and confidence to capably advise our executive management team on the wide range of issues that impact our business. Collectively, our directors have over 300 years of senior leadership experience, over 100 years of experience serving as CEOs, and over 85 years of experience serving as the chairpersons of public company boards of directors.

- Mr. F.W. Smith is our CEO.

- Mr. Barksdale is a former CEO (Netscape and AT&T Wireless).

- Mr. Edwardson is a former CEO (CDW).

- Dr. Jackson is the president of a world-renowned technological research university (RPI) and the former Chairman and Commissioner of the United States Nuclear Regulatory Commission. She is a member of the President's Council of Advisors of Science and Technology (PCAST), where she co-chairs the President's Innovation and Technology Advisory Committee (PITAC).

- Mr. Loranger is a former CEO (ITT).

- Mr. Loveman is a CEO (Caesars Entertainment).

- Mr. Martin is a former CEO (Saks) and the Interim President of the University of Memphis.

- Mr. Ramo is Vice Chairman of Kissinger Associates.

- Ambassador Schwab is the former United States Trade Representative and Director-General of the United States and Foreign Commercial Service.

- Mr. Steiner is a CEO (Waste Management).

- Mr. Walsh is a former CEO (Diageo).

Diversity: The Board is committed to diversity and inclusion and is always looking for highly qualified candidates, including women (Dr. Jackson and Ambassador Schwab) and minorities (Dr. Jackson), who meet our criteria. The Board seeks, and believes it has found in this group of nominees, a diverse blend of experience and perspectives, institutional knowledge and personal chemistry, and directors who will provide sound and prudent guidance with respect to all of FedEx's operations and interests.

EXECUTIVE COMPENSATION

Report of the Compensation Committee of the Board of Directors

The Compensation Committee has reviewed and discussed with management the following Compensation Discussion and Analysis. Based on its review and discussions with management, the Compensation Committee recommended to the Board of Directors, and the Board approved, that the Compensation Discussion and Analysis be included in this proxy statement and in FedEx's Annual Report on Form 10-K for the fiscal year ended May 31, 2013.

Compensation Committee Members

Steven R. Loranger — *Chairman*
Shirley Ann Jackson
Susan C. Schwab
Paul S. Walsh

Compensation Discussion and Analysis

In this section we discuss and analyze the compensation of our principal executive and financial officers and our three other most highly compensated executive officers (the "named executive officers") for the fiscal year ended May 31, 2013. For additional information regarding compensation of the named executive officers, see "— Summary Compensation Table" and other compensation-related tables and disclosure below.

Executive Summary

In fiscal 2013, we experienced weaker than expected financial results, led by weakness in international air freight markets, pressure on yields due to industry overcapacity and shifts in demand to less expensive and slower-transit services. We are focusing on our strategic cost reduction programs, finding ways to improve efficiency and rationalize capacity, improving on our already high levels of service, and continuing to invest in critical, long-term projects as part of our global strategy to position the company for stronger growth.

Consistent with our pay-for-performance philosophy and reflecting FedEx's financial performance during fiscal 2013, Frederick W. Smith, our Chairman of the Board, President and Chief Executive Officer, did not receive a payout under our annual incentive compensation ("AIC") program and the AIC payouts to the other named executive officers were below target. Maximum payouts were earned in fiscal 2013 by all participants, including the named executive officers, under our long-term incentive compensation ("LTI") program, which is tied to financial performance over a three-year period (fiscal 2011 through fiscal 2013 for the FY2011-FY2013 LTI plan). We exceeded the earnings per share ("EPS") goal required for a maximum payout by approximately 6%, as the company's performance in fiscal 2011 (EPS of $4.57) and fiscal 2012 (EPS of $6.41) offset weaker than expected results in fiscal 2013 (EPS of $4.91).

The following table details key compensation highlights of the last five fiscal years.

Compensation Highlights
FY2013
No AIC plan payout to Chairman, President and CEO AIC plan paid below target to other named executive officers FY2011-FY2013 LTI plan paid at maximum
FY2012
AIC plan paid below target FY2010-FY2012 LTI plan paid at maximum
FY2011
AIC plan paid below target No FY2009-FY2011 LTI plan payout 401(k) match fully reinstated
FY2010
AIC plan paid below target No FY2008-FY2010 LTI plan payout Annual base salary increases reinstated 401(k) match partially reinstated
FY2009
No AIC plan payout No FY2007-FY2009 LTI plan payout Permanent salary reductions (including 20% reduction for CEO) Annual base salary increases suspended 401(k) match suspended

Philosophy. FedEx is consistently ranked among the world's most admired and trusted employers and respected brands. Maintaining this reputation and continuing to position FedEx for future success requires high caliber talent to protect and grow the company in support of our mission of producing superior financial returns for our shareowners. We design our executive compensation program to provide a competitive and internally equitable compensation and benefits package that reflects individual and company performance, job complexity, and strategic value of the position while ensuring long-term retention and motivation.

Each of the named executive officers is a longstanding member of our management, and our Chairman of the Board, President and Chief Executive Officer, Frederick W. Smith, founded the company and pioneered the express transportation industry over 40 years ago. As a result, our named executive officers are especially knowledgeable about our business and our industry and thus particularly valuable to the company and our shareowners.

As with tenure, position and level of responsibility are important factors in the compensation of any FedEx employee, including our named executive officers. There are internal salary ranges for each level, and annual target bonus percentages, long-term bonus amounts, and the number of options and restricted shares awarded are all closely tied to management level and responsibilities. For instance, all FedEx Corporation executive vice presidents have the same salary range and annual target bonus percentages and receive the same long-term bonus and the same number of options and restricted shares in the annual grant.

Our philosophy is to (i) closely align the compensation paid to our executives with the performance of the company on both a short-term and long-term basis, and (ii) set performance goals that do not promote excessive risk while supporting the company's core long-term financial goals, which include:

- Growing revenue;

- Achieving a 10%+ operating margin;

- Increasing EPS by 10% to 15% per year;

- Improving cash flow; and

- Increasing returns, such as return on invested capital.

Our executive compensation is, in large measure, highly variable and linked to the above goals and the performance of the FedEx stock price over time.

2012 Say-on-Pay Advisory Vote Outcome

The Compensation Committee annually considers the results of the most recent advisory vote by shareowners to approve named executive officer compensation. In the 2012 advisory vote, 95.5% of the voted shares supported the compensation of FedEx's named executive officers, and the Compensation Committee and the Board of Directors interpret this strong level of support as affirmation of the current design, purposes and direction of FedEx's executive compensation programs. In its ongoing evaluation of FedEx's executive compensation programs and practices, the Compensation Committee will continue to consider the results from future shareowner advisory votes to approve named executive officer compensation. Such shareowner advisory votes will be held annually until the next shareowner advisory vote on the frequency of future votes on named executive officer compensation.

Compensation Objectives and Design-Related Features

We design our executive compensation program to further FedEx's mission of producing superior financial returns for our shareowners by pursuing the following objectives:

Objective	How Pursued	
	Generally	Specifically
Retain and attract highly qualified and effective executive officers.	Pay competitively.	Use comparison survey data as a point of reference in evaluating target levels for total direct compensation, which includes both fixed and variable, at-risk components tied to stock price appreciation and short- and long-term financial performance.
Motivate executive officers to contribute to our future success and to build long-term shareowner value and reward them accordingly.	Link a significant part of compensation to FedEx's financial and stock price performance, especially long-term performance.	Weight executive compensation program in favor of incentive and equity-based compensation elements (rather than base salary), especially long-term incentive cash compensation and equity incentives in the form of stock options and restricted stock.
Further align executive officer and shareowner interests.	Encourage and facilitate long-term shareowner returns and significant ownership of FedEx stock by executives.	Make annual equity-based grants; tie long-term cash compensation to growth in our EPS, which strongly correlates with long-term stock price appreciation; maintain a stock ownership goal for senior officers and encourage each officer to retain shares acquired upon stock option exercises until his or her goal is met.

Commitment to Retain and Attract. FedEx is widely acknowledged as one of the world's most admired and respected companies, and it is our people — our greatest asset — that have earned FedEx its strong reputation. Because FedEx operates a global enterprise in a highly challenging business environment, we compete for talented management with some of the largest companies in the world — in our industry and in others. Our global recognition and reputation for excellence in management and leadership make our people attractive targets for other companies, and our key employees are aggressively recruited. To prevent loss of our managerial talent, we seek to provide an overall compensation program that is competitive with all types of companies and continues to retain and attract outstanding people to conduct our business. Each element of compensation is intended to fulfill this important obligation.

Market Referencing. Because retention is so imperative and tenure and management level are determinative factors, we use external survey data solely as a market reference point to assess the competitiveness of our compensation programs. The target compensation levels of our named executive officers are not designed to correspond to a specific percentile of compensation in those surveys. Instead, our analysis considers multiple market reference points for the analyzed positions, rather than referring to a specific percentile.

For the fiscal 2013 executive compensation review, we considered survey data published by two major consulting firms engaged by the company: Towers Watson and Aon Hewitt. Each consulting firm provided target compensation data for general industry companies (excluding financial services companies) in its respective database with annual revenues between $20 billion and $70 billion. A list of these companies is attached to this proxy statement as *Appendix A*.

General industry is the appropriate comparison category because our executives are recruited by and from businesses outside of FedEx's industry peer group. Moreover, our industry peer group does not provide a sufficient number of companies that are of a comparable size to FedEx. Using a robust data sample (122 companies for fiscal 2013) mitigates the impact of outliers, year-over-year volatility of compensation levels and the risk of selection bias, and increases the likelihood of comparing with companies with executive officer positions similar to ours. Because the annual revenues of these companies vary significantly, each consulting firm used regression analysis to allow for the inclusion of data from a large number of both larger and smaller companies. The data results provided by each firm were then averaged to arrive at blended market compensation data for general industry executives.

When we evaluate the elements of compensation of our executive officers in light of the referenced survey data, we group the elements into two categories:

- Annual base salary plus target AIC payout (*i.e.,* assuming achievement of all individual and corporate objectives), the sum of which we call total cash compensation ("TCC").

- TCC plus target LTI cash award plus long-term equity incentive grants (stock options and restricted stock) plus tax reimbursement payments on restricted stock awards, the sum of which we call total direct compensation ("TDC"). Long-term components of target TDC are valued consistent with the valuation methodology used in the referenced surveys.

The TDC formula is illustrated below:

SHORT-TERM COMPENSATION					LONG-TERM COMPENSATION					
Base Salary	+	AIC	=	TCC	+	LTI Cash	+	Stock Options	+	Restricted Stock*	=	TDC
		Financial Objectives + Individual Objectives				3-Year Aggregate EPS Goal		Annual Grant		Annual Grant		

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* Includes related tax reimbursement payments.

Other elements of compensation of the named executive officers (such as perquisites and retirement benefits) are not included in our TDC formula, consistent with our referenced survey information. Accordingly, these other elements are not referenced against survey data, and decisions as to these other elements do not influence decisions as to the elements of compensation that are included in the TDC formula. These other elements of compensation, however, are reviewed and approved by the Compensation Committee.

While we may reference our target executive compensation levels against the survey group of companies, we do not compare our AIC and LTI financial performance goals against these companies or any other group of companies. Rather, as discussed below, our AIC and LTI financial performance goals are based upon our internal business objectives — which, when set each year, represent aggressive but reasonably achievable goals. Accordingly, the relationship between our financial performance and the financial performance of the survey companies does not affect the relationship between our executive compensation and the executive compensation of that group in a given year.

Pay for Performance. Our executive compensation program is intended not only to retain and attract highly qualified and effective managers, but also to motivate them to substantially contribute to FedEx's future success for the long-term benefit of shareowners and appropriately reward them for doing so. Accordingly, we believe that there should be a strong relationship between pay and corporate performance (both financial results and stock price), and our executive compensation program reflects this belief. In particular, AIC payments, LTI payments and stock options represent a significant portion of our executive compensation program, as shown by the chart below, and this variable compensation is "at risk" and directly dependent upon the achievement of pre-established corporate goals and stock price appreciation:

- Fiscal 2013 AIC payouts were tied to meeting aggressive business plan goals for consolidated pre-tax income, as well as individual performance objectives. Consolidated pre-tax income fell below the target objective for annual financial performance for fiscal 2013. As a result, F.W. Smith did not receive an AIC payout and the other named executive officers received below target AIC payouts.

- LTI payouts are tied to meeting aggregate EPS goals over a three-fiscal-year period. Significant EPS growth over the past three years (particularly in fiscal 2011 and 2012) resulted in maximum payouts under the LTI program.

- The exercise price of stock options granted under our equity incentive plans is equal to the fair market value of our common stock on the date of grant, so the options will yield value to the executive only if the stock price appreciates.

The following chart illustrates for each named executive officer the allocation of fiscal 2013 target TDC between base salary and incentive and equity-oriented compensation elements (the restricted stock value includes the related tax reimbursement payment):



We believe that long-term performance is the most important measure of our success, as we manage FedEx's operations and business for the long-term benefit of our shareowners. Accordingly, not only is our executive compensation program weighted towards variable, at-risk pay components, but we emphasize incentives that are dependent upon long-term corporate performance and stock price appreciation. These long-term incentives include LTI cash compensation and equity awards (stock options and restricted stock), which comprise a significant portion of an executive officer's total compensation. These incentives are designed to motivate and reward our executive officers for achieving long-term corporate financial performance goals and maximizing long-term shareowner value.

The following chart illustrates for each named executive officer the allocation of fiscal 2013 target TDC between long-term incentives — LTI, stock options and restricted stock, including the related tax reimbursement payment — and short-term components — base salary and AIC:



We include target AIC and LTI payouts (discounted to present value to be consistent with the valuation methodology used in the survey data) in the TCC and TDC formula, so the actual compensation paid out in a given year may vary widely from target levels because compensation earned under the AIC and LTI programs is variable and commensurate with the level of achievement of pre-established financial performance goals. When we fall short of our business objectives, payments under these variable programs decrease correspondingly. Conversely, when we achieve superior results, we reward our executives accordingly under the terms of these programs. As shown by the following chart, with the exception of Mr. F.W. Smith, the actual fiscal 2013 TDC of our named executive officers was above target levels because we exceeded our pre-established EPS goal for a maximum payout under the FY2011-FY2013 LTI plan. In fiscal 2012, the actual TDC of our named executive officers was above target levels because we substantially exceeded our pre-established EPS goal for a maximum payout under the FY2010-FY2012 LTI plan. However, in fiscal year 2011, the actual TDC for our named executive officers was below target levels because our financial performance fell short of our pre-established goals for the AIC and LTI plans for that year.



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(1) Actual TDC includes base salary, actual AIC and LTI payouts (if any), equity-based awards valued at grant date and tax reimbursement payments related to restricted stock awards.

Align Management and Shareowner Interests. We award stock options and restricted stock to create and maintain a long-term economic stake in the company for the officers, thereby aligning their interests with the interests of our shareowners.

In addition, as discussed above, payout under our LTI program is dependent upon achievement of an aggregate EPS goal for a three-fiscal-year period. EPS was selected as the financial measure for the LTI plan because growth in our EPS strongly correlates to long-term stock price appreciation.

The graph on the following page illustrates the relationship between FedEx's EPS growth and stock price appreciation (based on the fiscal year-end stock price and adjusted for stock splits) from 1978 to 2013:



Stock Ownership Goal for Senior Officers. In order to encourage significant stock ownership by FedEx's senior management, including the named executive officers, and to further align their interests with the interests of our shareowners, the Board of Directors has adopted a stock ownership goal for senior officers, which is included in FedEx's Corporate Governance Guidelines. With respect to our executive officers, the goal is that within four years after being appointed to his or her position, each officer own FedEx shares valued at the following multiple of his or her annual base salary:

• 5x for the Chairman of the Board, President and Chief Executive Officer; and

• 3x for the other executive officers.

For purposes of meeting this goal, unvested restricted stock is counted, but unexercised stock options are not. Until the ownership goal is met, the officer is encouraged to retain "net profit shares" resulting from the exercise of stock options. Net profit shares are the shares remaining after payment of the option exercise price and taxes owed upon the exercise of options. As of July 29, 2013, each of the seven officers who had been a FedEx executive officer for over four years exceeded the stock ownership goal.

Policy Against Hedging and Pledging Transactions. In addition, we have adopted comprehensive and detailed policies (the FedEx Securities Manual) that regulate trading by our insiders, including the named executive officers and Board members. The Securities Manual includes information regarding quiet periods and explains when transactions in FedEx stock are permitted. The Securities Manual also sets forth certain types of transactions that are restricted. Specifically, (1) publicly traded (or exchange-traded) options, such as puts, calls and other derivative securities, (2) short sales, including "sales against the box," and (3) hedging or monetization transactions, such as zero-cost collars and forward sale contracts, are strictly prohibited. The Securities Manual also prohibits margin accounts and pledges; provided, however, that our General Counsel may grant an exception to the prohibition against holding FedEx securities in a margin account or pledging FedEx securities on a case-by-case basis for those that clearly demonstrate the financial capacity to repay the loan without resort to the pledged securities.

Based upon this criterion, our General Counsel has granted such an exception with respect to the shares that are disclosed in this proxy statement as having been pledged as security by Frederick W. Smith, FedEx's Chairman of the Board, President and Chief Executive Officer. See ''Stock Ownership — Directors and Executive Officers.'' With respect to the shares pledged by Mr. Smith:

- None of the shares pledged by Mr. Smith were acquired through a FedEx equity compensation plan.

- The pledged shares are not used to shift or hedge any economic risk in owning FedEx shares. These shares collateralize loans used to fund outside business ventures and prior purchases of FedEx shares. If Mr. Smith had been unable to pledge these shares, he may have been forced to sell the shares in order to obtain the necessary funds.

- The pledged shares represent less than 2% of FedEx's outstanding shares as of July 29, 2013, and therefore, do not present any appreciable risk for investors or the company.

- Mr. Smith is FedEx's founder and one of the company's largest shareowners. Mr. Smith has pledged only approximately 24% of his total share ownership. The number of shares pledged by Mr. Smith has decreased by 560,000 during the last year. Based on the fiscal year-end stock price ($96.34), the value of his pledged shares was approximately $456.9 million. Excluding the pledged shares, Mr. Smith still substantially exceeds our stock ownership goal.

- In accordance with our policy, Mr. Smith has established his financial capacity to repay the loan without resorting to the pledged shares. In the unlikely event such a sale were necessary, based on the 30-day average trading volume for FedEx shares as of July 29, 2013, it would take two days for the pledged shares to be sold in the open market. Furthermore, Mr. Smith's unpledged share ownership is very substantial and would likely be able to prevent any margin call.

We have an active shareowner engagement program in which we meet regularly with our largest shareowners. During these discussions, none of our largest shareowners have raised any concerns regarding Mr. Smith's pledged shares.

No other FedEx executive officer or Board member currently holds FedEx securities that are pledged pursuant to a margin account, loan or otherwise.

Restricted Stock Program. FedEx's restricted stock program has been in place for over 20 years and has encouraged FedEx executives to own and retain company stock. Although none of our shareowners have raised any concerns to us regarding our restricted stock program, during fiscal 2013 the Compensation Committee again reviewed our restricted stock program and, for all of the following reasons, determined that it continues to be appropriate for FedEx.

By facilitating the ownership of FedEx shares by our executives, we strengthen the alignment of their interests with those of our investors. When granting restricted stock, FedEx first determines the total target value of the award and then delivers that value in two components: restricted shares and cash payment of taxes due. Therefore, the total target value of the award is the same as it would be if there were no tax payments. In particular, because the amount of the tax payment is included in the calculation of the target value of the restricted stock award, the officers receive fewer shares in each award than they would in the absence of the tax payment: fewer by an amount equal in value to the tax payment.

This methodology prevents the need for an officer to make a disposition of FedEx stock to cover the tax consequences of a restricted stock award and dilute his or her interest in FedEx. Conversely, absent the tax payment, the number of shares received in each award would be larger by an amount equal in value to the forgone tax payment, thereby having a dilutive effect on our shareowners' equity interest in FedEx. While SEC disclosure rules require that these payments be included with tax reimbursement payments and reported as ''other compensation'' in the Summary Compensation Table, we do not believe these payments are ''tax gross-ups'' in the traditional sense,

since their value is fully reflected in the number of shares ultimately delivered to recipients. The following chart illustrates this principle, using the target value for the fiscal year 2013 restricted stock awards granted to FedEx Corporation executive vice presidents (as in previous years, Mr. Smith did not receive a restricted stock award in fiscal 2013):


Target Value of Restricted Stock Award
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
7,285
shares
11,467
shares
Current Practice
No Tax Reimbursement
Target value of shares granted
Tax reimbursement amount

Not only is the value to the officer, as well as the cost to the company, generally the same as it would be otherwise, but this practice uses fewer shares of stock to arrive at the same benefit and has proved extremely successful in retaining executives and enabling them to retain their shares. In sum, we strongly believe that our restricted stock program is effectively designed and is aligned with the best interests of our shareowners.

Role of the Compensation Committee, its Compensation Consultant and the Chairman of the Board, President and Chief Executive Officer

Our Board of Directors is responsible for the compensation of our executive management. The purpose of the Board's Compensation Committee, which is composed solely of independent directors, is to help discharge this responsibility by, among other things:

- Reviewing and discussing with management the factors underlying our compensation policies and decisions, including overall compensation objectives;

- Reviewing and discussing with management the relationship between the company's compensation policies and practices and the company's risk management, including the extent to which those policies and practices create risks for the company;

- Reviewing and approving all company goals and objectives (both financial and non-financial) relevant to the compensation of the Chairman of the Board, President and Chief Executive Officer;

- Evaluating, together with the other independent directors, the performance of the Chairman of the Board, President and Chief Executive Officer in light of these goals and objectives and the quality and effectiveness of his leadership;

- Recommending to the Board for approval by the independent directors each element of the compensation of the Chairman of the Board, President and Chief Executive Officer;

- Reviewing the performance evaluations of all other members of executive management (the Chairman of the Board, President and Chief Executive Officer is responsible for the performance evaluations of the non-CEO executive officers);

- Reviewing and approving (and, if applicable, recommending to the Board for approval) each element of compensation, as well as the terms and conditions of employment, of these other members of executive management;

- Granting all awards under our equity compensation plans and overseeing the administration of all such plans; and

- Reviewing the costs and structure of our key employee benefit and fringe-benefit plans and programs.

The Compensation Committee may form and delegate authority to any subcommittee as it deems appropriate or advisable in accordance with the terms of its written charter. To date, however, the Committee has not formed or delegated authority to any subcommittee.

In furtherance of the Compensation Committee's responsibility, the Committee has engaged Steven Hall & Partners (the "consultant") to assist the Committee in evaluating FedEx's executive compensation, including during fiscal 2013. In connection with this engagement, the consultant reports directly and exclusively to the Committee. The consultant participates in Committee meetings, reviews Committee materials and provides advice to the Committee upon its request. For example, the consultant: updates the Committee on trends and issues in executive compensation and comments on the competitiveness and reasonableness of FedEx's executive compensation program; assists the Committee in the development and review of FedEx's AIC and LTI programs, including commenting on performance measures and the goal-setting process; and reviews and provides advice to the Committee for its consideration in reviewing compensation-related proxy statement disclosure, including this Compensation Discussion and Analysis, and on any new equity compensation plans or plan amendments proposed for adoption.

Other than services provided to the Compensation Committee, Steven Hall & Partners does not perform any services for FedEx. Additionally, Steven Hall & Partners has robust policies and procedures in place to prevent conflicts of interest; the fees received by Steven Hall & Partners from FedEx in Steven Hall & Partners' most recently completed fiscal year represented less than 5% of Steven Hall & Partners' revenues; neither Steven Hall & Partners nor any Steven Hall & Partners adviser had a business or personal relationship with any member of the Compensation Committee or any executive officer of FedEx during fiscal 2013; and no Steven Hall & Partners adviser directly owns, or directly owned during fiscal 2013, any FedEx stock. Accordingly, the Compensation Committee has determined the firm to be independent from the company and that no conflicts of interest exist related to Steven Hall & Partners' services provided to the Committee. Compensation Committee pre-approval is required for any services to be provided to the company by the Committee's independent compensation consultant. This ensures that the consultant maintains the highest level of independence from the company, in both appearance and fact.

The Chairman of the Board, President and Chief Executive Officer, who attends most meetings of the Compensation Committee by invitation of the Committee's chairman, assists the Committee in determining the compensation of all other executive officers by, among other things:

- Approving any annual merit increases to the base salaries of the other executive officers within limits established by the Committee;

- Establishing annual individual performance objectives for the other executive officers and evaluating their performance against such objectives (the Committee reviews these performance evaluations); and

- Making recommendations, from time to time, for special stock option and restricted stock grants (*e.g.*, for motivational or retention purposes) to other executive officers.

The other executive officers do not have a role in determining their own compensation, other than discussing their annual individual performance objectives and results achieved with the Chairman of the Board, President and Chief Executive Officer.

Compensation Elements and Fiscal 2013 Amounts

Base Salary. Our primary objective with respect to the base salary levels of our executive officers is to provide sufficient fixed cash income to retain and attract these highly marketable executives in a competitive market for executive talent. The base salaries of our executive officers are reviewed and adjusted (if appropriate) at least annually to reflect, among other things, economic conditions, base salaries for comparable positions from the executive compensation survey data discussed above, the tenure of the officers, and the base salaries of the officers relative to one another, as well as the internal salary ranges for the officer's level.

The named executive officers did not receive base salary increases for fiscal 2013 or fiscal 2014. As a result, the annual base salaries of our named executive officers remain as follows:

Name	Annual Base Salary ($)
F.W. Smith	1,266,960
A.B. Graf, Jr.	902,784
D.J. Bronczek	942,096
T.M. Glenn	833,364
R.B. Carter	762,960

Cash Payments Under Annual Incentive Compensation Program. The primary objective of our AIC program is to motivate our people to achieve our annual financial goals and other business objectives and reward them accordingly. The program provides an annual cash bonus opportunity to our employees, including the named executive officers, at the conclusion of each fiscal year based upon the achievement of AIC objectives for company and individual performance established at the beginning of the year.

Target AIC payouts are established as a percentage of the executive officer's base salary (as of the end of the plan year). Payouts above target levels are based exclusively upon the company's performance, rather than achievement of individual objectives; accordingly, the executive officer receives above-target payouts only if the company exceeds the AIC target objective for annual financial performance. The maximum AIC payout represents three times the portion of the target payout that is based upon target annual financial performance (plus the portion of the target payout that is based upon the achievement of individual performance objectives).

As an example of our commitment to compete collectively and manage collaboratively, the AIC payout for all named executive officers, including Mr. Bronczek, the president and chief executive officer of FedEx Express, is tied to the performance of FedEx as a whole. The company performance factor is a pre-established multiplier that corresponds, on a sliding scale, to the percentage achievement of the AIC target objective for company annual financial performance. The multiplier matrix for the company performance factor is designed so that if the AIC annual financial performance threshold is achieved but is less than target, the multiplier decreases on a sliding scale based on the percentage achievement of the AIC target objective. On the other hand, if the company exceeds the AIC target objective, the multiplier increases on a sliding scale (up to the maximum, as described above) based on the percentage that the target objective is exceeded up to the AIC annual financial performance maximum.

AIC objectives for company annual financial performance are typically based upon our business plan for the fiscal year, which is reviewed and approved by the Board of Directors and which reflects, among other things, the risks and opportunities identified in connection with our enterprise risk management process. Consistent with our long-term focus and in order to discourage unnecessary and excessive risk-taking, we measure performance against our business plan, rather than a fixed growth rate or an average of growth rates from prior years, to account for short-term economic and competitive conditions and anticipated strategic investments that may have adverse short-term profit implications. We address year-over-year improvement targets through our LTI plans, as discussed below.

Ordinarily our business plan objective for the financial measure — consolidated pre-tax income in fiscal 2013 — becomes the target objective for company performance under our AIC program. For the fiscal 2013 AIC program, however, to further motivate management to improve the company's performance, the consolidated pre-tax income target objective for the company performance factor was higher than the fiscal 2013 business plan objective for pre-tax income. Accordingly, above-plan performance was required to achieve target payouts for the company financial performance component of the AIC program. The payout opportunity relating to individual performance was not, however, contingent upon the achievement of company financial performance objectives.

The fiscal 2013 AIC target payouts for the named executive officers, as a percentage of base salary, were as follows:

Name	Target Payout (as a percentage of base salary)
F.W. Smith	130%
A.B. Graf, Jr.	90%
D.J. Bronczek	100%
T.M. Glenn	90%
R.B. Carter	90%

The following table illustrates for our named executive officers the fiscal 2013 AIC formulas and total AIC payout opportunities (as a percentage of the target payout described above):

Allocation of Goals
(as a percentage of target payout)

	Individual Objectives		+	Consolidated Pre-Tax Income		=	Payout Opportunity	
	Target	Maximum		Target	Maximum		Target	Maximum
FedEx Corporation CEO	—	—		100%	300%		100%	300%
FedEx Corporation EVPs	30%	30%		70%	210%		100%	240%
FedEx Express CEO	30%	30%		70%	210%		100%	240%

Fiscal 2014 AIC Plan Design. In order to further motivate management to improve the company's financial performance, several changes have been made to the fiscal 2014 AIC program. For fiscal 2014, the company financial performance measure will be consolidated operating income, rather than consolidated pre-tax income. Operating income was chosen as the company financial performance metric to incentivize management to improve the company's core business and to find ways to improve efficiency and rationalize capacity.

As in prior years, Mr. Smith's fiscal 2014 AIC payout opportunity will be tied to the achievement of corporate objectives for company financial performance (operating income) for the fiscal year, subject to adjustment by the independent members of the Board of Directors as described below.

In fiscal 2013 and in prior years, a portion of the AIC payout for the non-CEO named executive officers was based on the achievement of individual performance objectives (as discussed below). For fiscal 2014, however, in order to simplify the structure of the AIC program and to further motivate these officers to achieve the company's financial performance goals, the entire fiscal 2014 AIC payout opportunity for the non-CEO named executive officers will be based on the achievement of the operating income objectives. Mr. Smith may adjust each officer's fiscal 2014 AIC payout downward based on the officer's achievement of individual performance objectives established at the beginning of the fiscal year. Mr. Smith will determine the achievement level of each executive's individual objectives at the conclusion of fiscal 2014.

Finally, the operating income target objective for the company performance factor under the fiscal 2014 AIC program is higher than the fiscal 2014 business plan objective for operating income. As a result, above-plan performance will be required in fiscal 2014 in order to achieve target payouts under the fiscal 2014 AIC program. Expressed in terms of year-over-year improvement from a base amount (our fiscal 2013 adjusted consolidated operating income), the consolidated operating income threshold, target and maximum under our fiscal 2014 AIC program are as follows:

Base Year Amount − Fiscal 2013 Adjusted Consolidated Operating Income*	Threshold	Target	Maximum
$3.21 billion	2.4%	21.4%	40.8%

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* Excludes $560 million of business realignment program costs and a $100 million noncash aircraft impairment charge.

Chairman of the Board, President and Chief Executive Officer. Mr. Smith's AIC payout is tied to the achievement of corporate objectives for company financial performance for the fiscal year. Mr. Smith's minimum AIC payout is zero. His target AIC payout is set as a percentage of his base salary, and his maximum AIC payout is set as a multiple of the target payout. The independent members of the Board of Directors, upon the recommendation of the Compensation Committee, approve these percentages. The actual AIC payout ranges, on a sliding scale, from the minimum to the maximum based upon the performance of the company against our company financial performance goals.

In addition, the independent Board members, upon the recommendation of the Compensation Committee, may adjust this amount upward or downward based on their annual evaluation of Mr. Smith's performance, including the quality and effectiveness of his leadership, the execution of key strategic initiatives and the following corporate performance measures:

- FedEx's stock price performance relative to the Standard & Poor's 500 Composite Index, the Dow Jones Transportation Average, the Dow Jones Industrial Average and competitors;

- FedEx's stock price to earnings (P/E) ratio relative to the Standard & Poor's 500 Composite Index, the Dow Jones Industrial Average and competitors;

- FedEx's market capitalization;

- FedEx's revenue growth and operating income growth (excluding certain unusual items) relative to competitors;

- FedEx's free cash flow (excluding business acquisitions), return on invested capital (excluding certain unusual items), and weighted average cost of capital;

- Analyst coverage and ratings for FedEx's stock;

- FedEx's U.S. and international revenue market share; and

- FedEx's reputation rankings by various publications and surveys.

None of these factors is given any particular weight in determining whether to adjust Mr. Smith's bonus amount.

Non-CEO Named Executive Officers. The fiscal 2013 AIC payouts for the other named executive officers were tied to the achievement of (i) corporate objectives for company financial performance for the fiscal year (70% of the target payout), and (ii) individual objectives established at the beginning of the fiscal year for each executive (30% of the target payout). As noted above, under the fiscal 2013 AIC program, the payout opportunity relating to individual performance was not contingent upon achievement of company financial performance objectives under the plan.

The minimum AIC payout is zero. The target AIC payout is set as a percentage of the executive's base salary, and the maximum AIC payout is set as a multiple of the target payout. The actual AIC payout ranges, on a sliding scale, from the minimum to the maximum based upon the performance of the individual and the company against the objectives.

Individual performance objectives for the non-CEO named executive officers vary by management level and by operating segment and include (but are not limited to):

- Provide leadership to support the achievement of financial goals;

- Guide and support key strategic initiatives;

- Enhance the FedEx customer experience and meet goals related to internal metrics that measure customer satisfaction and service quality;

- Recruit and develop executive talent and ensure successors exist for all management positions; and

- Implement and document good faith efforts designed to ensure inclusion of females and minorities in the pool of qualified applicants for open positions and promotional opportunities, and otherwise promote FedEx's commitment to diversity, tolerance and inclusion in the workplace.

Individual performance objectives are designed to further the company's business objectives. Achievement of individual performance objectives is generally within each officer's control or scope of responsibility, and the objectives are intended to be achieved with an appropriate level of effort and effective leadership by the officer. The achievement level of each non-CEO named executive officer's individual objectives is based on Mr. Smith's evaluation at the conclusion of the fiscal year, which is reviewed by the Compensation Committee.

Fiscal 2013 AIC Performance and Payouts. The following table presents the pre-tax income threshold and target for the company performance factor under our fiscal 2013 AIC program and our actual consolidated pre-tax income for fiscal 2013 (in millions):

Company Performance Measure	Threshold	Target	Actual
Consolidated Pre-Tax Income	$3,536	$3,950	$2,455

Based upon this below-threshold company performance and each non-CEO named executive officer's achievement of individual performance objectives, payouts to the named executive officers under the fiscal 2013 AIC program were as follows (compared to the target payout opportunities):

Name	Target AIC Payout ($)	Actual AIC Payout ($)
F.W. Smith	1,647,048	0
A.B. Graf, Jr.	812,506	195,001
D.J. Bronczek	942,096	240,234
T.M. Glenn	750,028	180,007
R.B. Carter	686,664	189,519

Cash Payments Under LTI Program. The primary objective of our LTI program is to motivate management to contribute to our future success and to build long-term shareowner value and reward them accordingly. The program provides a long-term cash payment opportunity to members of management, including the named executive officers, based upon achievement of aggregate EPS goals for the preceding three-fiscal-year period. The LTI plan design provides for payouts that correspond to specific EPS goals established by the Board of Directors. The EPS goals represent total growth in EPS (over a base year) for the three-year term of the LTI plan. The following chart illustrates the relationship between EPS growth and payout:



As illustrated by the above chart, the LTI program provides for:

- No LTI payment unless the three-year average annual EPS growth rate is at least 5%;

- Target payouts if the three-year average annual EPS growth rate is 12.5%;

- Above-target payouts if the growth rate is above 12.5% up to a maximum amount (equal to 150% of the target payouts) if the growth rate is 15% or higher; and

- Below-target payouts if the growth rate is below 12.5% down to a threshold amount (equal to 25% of the target payouts) if the growth rate is 5%.

Fiscal 2013 LTI Performance and Payouts. The following table presents the aggregate EPS threshold (minimum), target and maximum under our FY2011-FY2013 LTI plan, which was established by the Board of Directors in 2010, and our actual aggregate EPS for the three-year period ended May 31, 2013:

Performance Measure	Threshold	Target	Maximum	Actual
FY2011-FY2013 Aggregate EPS	$12.45	$14.34	$15.01	$15.89

For the FY2011-FY2013 LTI plan, we used final fiscal 2010 EPS ($3.76) as the base-year number. Based upon this above-target performance, LTI participants, including the named executive officers, earned maximum payouts under the FY2011-FY2013 LTI plan — as illustrated by the following table (compared to the threshold, target and maximum payout opportunities):

Name	Threshold LTI Payout ($)	Target LTI Payout ($)	Maximum LTI Payout ($)	Actual LTI Payout ($)
F.W. Smith	875,000	3,500,000	5,250,000	5,250,000
A.B. Graf, Jr.	300,000	1,200,000	1,800,000	1,800,000
D.J. Bronczek	375,000	1,500,000	2,250,000	2,250,000
T.M. Glenn	300,000	1,200,000	1,800,000	1,800,000
R.B. Carter	300,000	1,200,000	1,800,000	1,800,000

LTI Payout Opportunities. The Board of Directors has established LTI plans for the three-fiscal-year periods 2012 through 2014 and 2013 through 2015, providing cash payment opportunities upon the conclusion of fiscal 2014 and 2015, respectively, if certain EPS goals are achieved with respect to those periods. The FY2012-FY2014 LTI plan uses final fiscal 2011 EPS ($4.57) as the base-year number, and the FY2013-FY2015 plan uses final fiscal 2012 EPS ($6.41) as the base-year number. The following table presents the aggregate EPS thresholds, targets and maximums under the FY2012-FY2014 and FY2013-FY2015 LTI plans and our progress toward these goals as of May 31, 2013:

Performance Period	Aggregate EPS Threshold	Aggregate EPS Target	Aggregate EPS Maximum	Actual Aggregate EPS as of May 31, 2013
FY2012-FY2014	$15.13	$17.43	$18.25	$11.32 (with one year remaining)
FY2013-FY2015	$21.22	$24.45	$25.60	$4.91 (with two years remaining)

The following table sets forth the potential threshold, target and maximum payouts for the named executive officers under these two plans:

| Name | Performance Period | Potential Future Payouts | | |
		Threshold ($)	Target ($)	Maximum ($)
F.W. Smith	FY2012-FY2014	1,000,000	4,000,000	6,000,000
	FY2013-FY2015	1,000,000	4,000,000	6,000,000
A.B. Graf, Jr.	FY2012-FY2014	300,000	1,200,000	1,800,000
	FY2013-FY2015	300,000	1,200,000	1,800,000
D.J. Bronczek	FY2012-FY2014	375,000	1,500,000	2,250,000
	FY2013-FY2015	375,000	1,500,000	2,250,000
T.M. Glenn	FY2012-FY2014	300,000	1,200,000	1,800,000
	FY2013-FY2015	300,000	1,200,000	1,800,000
R.B. Carter	FY2012-FY2014	300,000	1,200,000	1,800,000
	FY2013-FY2015	300,000	1,200,000	1,800,000

Long-Term Equity Incentives — Stock Options and Restricted Stock. Our primary objective in providing long-term equity incentives to executive officers is to further align their interests with those of our shareowners by facilitating significant ownership of FedEx stock by the officers. This creates a direct link between their compensation and long-term shareowner return.

Amount. Stock options and restricted stock are generally granted to executive officers on an annual basis. As discussed above, an officer's position and level of responsibility are the primary factors that determine the number of options and shares of restricted stock awarded to the officer in the annual grant. For instance, all FedEx Corporation executive vice presidents receive the same number of options and restricted shares in the annual grant.

The number of stock options and restricted shares awarded at each management level can vary from year to year. In determining how many options and shares of restricted stock should be awarded at each level, the Compensation Committee may consider:

- Target TDC levels and referenced survey data — as discussed above, we include the total target value of all equity-based awards (including tax reimbursement payments for restricted stock awards) in our calculation of target TDC, and in evaluating the fiscal 2013 target TDC levels for our named executive officers, we referred to multiple market reference points for comparable positions in the referenced surveys;

- The total number of shares then available to be granted; and

- Potential shareowner dilution. At May 31, 2013, the total number of shares underlying options and shares of restricted stock outstanding or available for future grant under our equity compensation plans represented 7.79% of the sum of shares outstanding plus the shares underlying options outstanding or available for future grant plus shares of restricted stock available for future grant.

Other factors that the Compensation Committee may consider, especially with respect to special grants outside of the annual-grant framework, include the promotion of an officer or the desire to retain a valued executive or recognize a particular officer's contributions. None of these factors is given any particular weight and the specific factors used may vary among individual executives.

Timing. In selecting dates for awarding equity-based compensation, we do not consider, nor have we ever considered, the price of FedEx's common stock or the timing of the release of material, non-public information about the company. Stock option and restricted stock awards are generally made to executive officers on an annual basis according to a pre-established schedule.

When the Compensation Committee approves a special grant outside of the annual-grant framework, such grants are made at a regularly scheduled meeting and the grant date of the awards is the approval date or the next business day, if the meeting does not fall on a business day. If the grant is made in connection with the promotion of an individual or the election of an officer, the grant date may be the effective date of the individual's promotion or the officer's election, if such effective date is after the approval date.

Pricing.   The exercise price of stock options granted under our equity incentive plans is equal to the fair market value of FedEx's common stock on the date of grant. Under the terms of our equity incentive plans, the fair market value on the grant date is defined as the average of the high and low trading prices of FedEx's stock on the New York Stock Exchange on that day. We believe this methodology is the most equitable method for determining the exercise price of our stock option awards given the intra-day price volatility often shown by our stock.

Vesting.   Stock options and restricted stock granted to executive officers generally vest ratably over four years beginning on the first anniversary of the grant date. This four-year vesting period is intended to further encourage the retention of the executive officers, since unvested stock options are forfeited upon termination of the officer's employment for any reason other than death or permanent disability and unvested restricted stock is forfeited upon termination of the officer's employment for any reason other than death, permanent disability or retirement.

Tax Reimbursement Payments for Restricted Stock Awards.   As discussed previously, FedEx pays the taxes resulting from a restricted stock award on behalf of the recipient. This prevents the need for the officer to sell a portion of a stock award to pay the corresponding tax obligation and thus encourages and facilitates FedEx stock ownership by our officers, thereby further aligning their interests with those of our shareowners. The total target value of the award is the same as it would be if there were no tax payments.

Voting and Dividend Rights on Restricted Stock.   Holders of restricted shares are entitled to vote and receive any dividends on such shares. The dividend rights are included in the computation of the value of the restricted stock award for purposes of determining the recipient's target TDC.

Fiscal 2013 Awards.   On June 4, 2012, the named executive officers were granted stock option and restricted stock awards as follows:

Name	Number of Stock Options	Number of Shares of Restricted Stock
F.W. Smith	198,675	0
A.B. Graf, Jr.	24,235	7,285
D.J. Bronczek	32,100	9,380
T.M. Glenn	24,235	7,285
R.B. Carter	24,235	7,285

As in previous years, at the request of Mr. Smith and in light of his significant stock ownership, the Compensation Committee did not award him any restricted stock. Instead, his equity awards were in the form of stock options, which will yield value to him only if the stock price increases from the date of grant.

The target value of stock options awarded to each named executive officer increased in fiscal 2013 by approximately 5% while the target value of restricted shares awarded remained substantially the same for each officer.

Perquisites, Tax Reimbursement Payments and Other Annual Compensation.   FedEx's named executive officers receive certain other annual compensation, including:

- certain perquisites, such as personal use of corporate aircraft (though officers are required to reimburse FedEx for substantially all of the incremental cost to FedEx of such usage), security services and equipment, tax return preparation and financial counseling services, physical examinations, salary continuation benefits for short-term disability and supplemental long-term disability benefits;

- umbrella insurance, group term life insurance and 401(k) company-matching contributions; and

- tax reimbursement payments relating to restricted stock awards (as discussed above) and certain business-related use of corporate aircraft.

We provide this other compensation to enhance the competitiveness of our executive compensation program and to increase the productivity (corporate aircraft travel, professional assistance with tax return preparation and financial planning), safety (security services and equipment) and health (annual physical examinations) of our executives so they can focus on producing superior financial returns for our shareowners. Our tax reimbursement payments relating to restricted stock awards are a component of the total target value of the restricted stock grant. As a result, the total target value of the award is the same as it would be if there were no tax payments and there is no dilutive effect on our shareowners' equity interest in FedEx. The Compensation Committee reviews and approves each of these elements of compensation, and all of the independent directors approve each element as it relates to Mr. Smith. The Committee also reviews and approves FedEx's policies and procedures regarding perquisites and other personal benefits and tax reimbursement payments, including:

- FedEx's written policy setting forth guidelines and procedures regarding personal use of FedEx corporate aircraft; and

- FedEx's executive security procedures.

FedEx's executive security procedures, which prescribe the level of personal security to be provided to the Chairman, President and Chief Executive Officer and other executive officers, are based on bona fide business-related security concerns and are an integral part of FedEx's overall risk management and security program. These procedures have been assessed by an independent security consulting firm, and deemed necessary and appropriate for the protection of the officers and their families given the history of direct security threats against FedEx executives and the likelihood of additional threats against the officers. The security services and equipment provided to FedEx executive officers may be viewed as conveying personal benefits to the executives and, as a result, their values must be reported in the Summary Compensation Table.

With respect to Mr. Smith, consistent with FedEx's executive security procedures, the Board of Directors requires him to use FedEx corporate aircraft for all travel, including personal travel. In addition, the FedEx Corporate Security Executive Protection Unit provides certain physical and personal security services for Mr. Smith, including on-site residential security at his primary residence. The Board of Directors believes that Mr. Smith's personal safety and security are of the utmost importance to FedEx and its shareowners and, therefore, the costs associated with such security are appropriate and necessary business expenses.

Post-Employment Compensation. While none of FedEx's named executive officers has an employment agreement, they are entitled to receive certain payments and benefits upon termination of employment or a change of control of FedEx, including:

- Retirement benefits under FedEx's 401(k) and pension plans, including a tax-qualified, defined contribution 401(k) retirement savings plan called the FedEx Corporation Retirement Savings Plan, a tax-qualified, defined benefit pension plan called the FedEx Corporation Employees' Pension Plan, and a supplemental non-tax-qualified plan called the FedEx Corporation Retirement Parity Pension Plan — which is designed to provide to the executives the benefits that otherwise would be paid under the tax-qualified pension plan but for certain limits under United States tax laws;

- Accelerated vesting of restricted stock upon the executive's retirement (at or after age 60), death or permanent disability or a change of control of FedEx;

- Accelerated vesting of stock options upon the executive's death or permanent disability or a change of control of FedEx; and

- Lump sum cash payments and post-employment insurance coverage under their Management Retention Agreements with FedEx (the "MRAs") upon a qualifying termination of the executive after a change of control of FedEx. The MRAs, as well as the accelerated vesting of equity awards upon a change of control of FedEx, are intended to secure the executives' continued services in the event of any threat or occurrence of a change of control, which further aligns their interests with those of our shareowners when evaluating any such potential transaction.

The Compensation Committee approves and recommends Board approval of all plans, agreements and arrangements that provide for these payments and benefits.

Risks Arising from Compensation Policies and Practices

Management has conducted an in-depth risk assessment of FedEx's compensation policies and practices and concluded that that they do not create risks that are reasonably likely to have a material adverse effect on the company. The Compensation Committee has reviewed and concurred with management's conclusion. The risk assessment process included, among other things, a review of (i) all key incentive compensation plans to ensure that they are aligned with our pay-for-performance philosophy and include performance metrics that meet and support corporate goals, and (ii) the overall compensation mix to ensure an appropriate balance between fixed and variable pay components and between short-term and long-term incentives. The objective of the process was to identify any compensation plans and practices that may encourage employees to take unnecessary risks that could threaten the company. No such plans or practices were identified.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code limits the income tax deduction by FedEx for compensation paid to the Chief Executive Officer and the three other highest-paid executive officers (other than the Chief Financial Officer) to $1,000,000 per year, unless the compensation is "qualified performance-based compensation" or qualifies under certain other exceptions.

- Mr. Smith's base salary is not designed to meet the requirements of Section 162(m) and, therefore, is subject to the $1,000,000 deductibility limit.

- FedEx's equity compensation plans satisfy the requirements of Section 162(m) with respect to stock options, but not with respect to restricted stock awards. Accordingly, compensation recognized by the four highest-paid executive officers (excluding Mr. Graf) in connection with stock options is fully deductible, but compensation with respect to restricted stock awards is subject to the $1,000,000 deductibility limit.

- FedEx's AIC and LTI plans do not meet all of the conditions for qualification under Section 162(m). Compensation received by the four highest-paid executive officers (excluding Mr. Graf) under each of these plans is subject, therefore, to the $1,000,000 deductibility limit.

We do not require all of our compensation programs to be fully deductible under Section 162(m) because doing so would restrict our discretion and flexibility in designing competitive compensation programs to promote varying corporate goals. We believe that our Board of Directors should be free to make compensation decisions to further and promote the best interests of our shareowners, rather than to qualify for corporate tax deductions. In fiscal 2013, we incurred approximately $5.9 million of additional tax expense as a result of the Section 162(m) deductibility limit for compensation paid to the Chief Executive Officer and the three other highest-paid executive officers (other than Mr. Graf).

Summary Compensation Table

In this section we provide certain tabular and narrative information regarding the compensation of our principal executive and financial officers and our three other most highly compensated executive officers for the fiscal year ended May 31, 2013, and for each of the previous two fiscal years.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)
Frederick W. Smith	2013	1,266,960	0	0	5,610,542	5,250,000	—	465,746	12,593,248
Chairman, President and	2012	1,263,098	0	0	5,371,684	6,575,215	—	470,971	13,680,968
Chief Executive Officer	2011	1,233,030	0	0	5,224,659	375,000	—	428,061	7,260,750
(Principal Executive Officer)									
Alan B. Graf, Jr.	2013	902,784	0	621,083	684,392	1,995,001	711,553	499,157	5,413,970
Executive Vice President	2012	900,240	0	623,735	655,217	2,546,693	1,154,269	489,091	6,369,245
and Chief Financial Officer	2011	870,831	0	625,520	617,338	259,845	1,016,379	473,022	3,862,935
(Principal Financial Officer)									
David J. Bronczek	2013	942,096	0	799,692	906,498	2,490,234	792,786	491,077	6,422,383
President and	2012	939,441	0	802,836	867,827	3,014,794	1,490,346	544,541	7,659,785
Chief Executive Officer —	2011	908,749	0	804,184	822,450	290,365	1,250,180	508,597	4,584,525
FedEx Express									
T. Michael Glenn	2013	833,364	0	621,083	684,392	1,980,007	522,945	438,002	5,079,793
Executive Vice President,	2012	831,016	0	623,735	655,217	2,394,698	1,247,159	481,706	6,233,531
Market Development and	2011	803,872	0	625,520	617,338	228,995	953,210	486,629	3,715,564
Corporate Communications									
Robert B. Carter	2013	762,960	0	621,083	684,392	1,989,519	282,935	409,256	4,750,145
Executive Vice President,	2012	760,810	0	623,735	655,217	2,425,551	877,959	430,844	5,774,116
FedEx Information Services	2011	735,955	0	625,520	617,338	213,629	568,557	450,194	3,211,193
and Chief Information Officer									

(1) The amounts reported in these columns reflect the aggregate grant date fair value of restricted stock and option awards granted to the named executive officer during each year, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. These amounts reflect our calculation of the value of these awards on the grant date and do not necessarily correspond to the actual value that may ultimately be realized by the officer.

The fair value of restricted stock awards is equal to the fair market value of FedEx's common stock (the average of the high and low prices of the stock on the New York Stock Exchange) on the date of grant multiplied by the number of shares awarded.

For accounting purposes, we use the Black-Scholes option pricing model to calculate the grant date fair value of stock options. Assumptions used in the calculation of the amounts in the "Option Awards" column are included in note 10 to our audited consolidated financial statements for the fiscal year ended May 31, 2013, included in our Annual Report on Form 10-K for fiscal 2013.

See the "Grants of Plan-Based Awards During Fiscal 2013" table for information regarding restricted stock and option awards to the named executive officers during fiscal 2013.

(2) Reflects cash payouts, if any, under FedEx's fiscal 2013, 2012 and 2011 annual incentive compensation plans and FY11-FY13, FY10-FY12 and FY09-FY11 long-term incentive plans, as follows (for further discussion of the fiscal 2013 annual incentive compensation plan and the FY11-FY13 long-term incentive plan, see "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2013 Amounts — Cash Payments Under Annual Incentive Compensation Program" and "— Cash Payments Under LTI Program" above):

Name	Year	AIC Payout ($)	LTI Payout ($)	Total Non-Equity Incentive Plan Compensation ($)
F.W. Smith	2013	0	5,250,000	5,250,000
	2012	1,325,215	5,250,000	6,575,215
	2011	375,000	0	375,000
A.B. Graf, Jr.	2013	195,001	1,800,000	1,995,001
	2012	746,693	1,800,000	2,546,693
	2011	259,845	0	259,845
D.J. Bronczek	2013	240,234	2,250,000	2,490,234
	2012	764,794	2,250,000	3,014,794
	2011	290,365	0	290,365
T.M. Glenn	2013	180,007	1,800,000	1,980,007
	2012	594,698	1,800,000	2,394,698
	2011	228,995	0	228,995
R.B. Carter	2013	189,519	1,800,000	1,989,519
	2012	625,551	1,800,000	2,425,551
	2011	213,629	0	213,629

(3) Reflects the actuarial increase in the present value of the named executive officer's benefits under the Pension Plan and the Parity Plan (as each such term is defined under "— Fiscal 2013 Pension Benefits — Overview of Pension Plans"). The present value of the benefits under the Pension Plan and the Parity Plan for Mr. Smith decreased as follows: (a) between fiscal 2012 and 2013 — $238,617; (b) between fiscal 2011 and 2012 — $222,885; and (c) between fiscal 2010 and 2011 — $275,656. The amounts in the table and this footnote were determined using assumptions (*e.g.*, for interest rates and mortality rates) consistent with those used in the audited consolidated financial statements included in our annual report on Form 10-K for the fiscal year ended May 31, 2013. See "— Fiscal 2013 Pension Benefits" below.

(4) Includes:

- the aggregate incremental cost to FedEx of providing perquisites and other personal benefits;

- umbrella insurance premiums paid on the officer's behalf;

- group term life insurance premiums paid by FedEx;

- company-matching contributions under FedEx's tax-qualified, defined contribution 401(k) retirement savings plan called the FedEx Corporation Retirement Savings Plan (the "401(k) Plan"); and

- tax reimbursement payments relating to restricted stock awards and certain business-related use of corporate aircraft. FedEx pays the taxes resulting from a restricted stock award on behalf of the recipient to prevent the need for the officer to sell a portion of a stock award to pay the corresponding tax obligation. While SEC disclosure rules require that these payments be included with tax reimbursement payments and reported as "other compensation" in the Summary Compensation Table, we do not believe these payments are "tax gross-ups" in the traditional sense, since their value is fully reflected in the number of shares ultimately delivered to recipients. See "— Compensation Discussion and Analysis — Compensation Objectives and Design-Related Features — Restricted Stock Program" above.

The following table shows the amounts included for each such item:

Name	Year	Perquisites and Other Personal Benefits ($)*	Umbrella Insurance Premiums ($)	Life Insurance Premiums ($)	Company Contributions Under 401(k) Plan ($)	Tax Reimbursement Payments ($)*	Total ($)
F.W. Smith	2013	452,396	2,294	2,131	8,925	0	465,746
	2012	457,956	2,185	2,255	8,575	0	470,971
	2011	415,023	2,185	2,278	8,575	0	428,061
A.B. Graf, Jr.	2013	131,115	2,294	2,934	6,583	356,231	499,157
	2012	117,555	2,185	2,844	8,755	357,752	489,091
	2011	101,933	2,185	2,655	7,473	358,776	473,022
D.J. Bronczek	2013	20,583	2,294	2,934	6,591	458,675	491,077
	2012	63,693	2,185	2,844	8,752	467,067	544,541
	2011	31,535	2,185	2,655	7,333	464,889	508,597
T.M. Glenn	2013	64,606	2,294	2,934	8,924	359,244	438,002
	2012	102,755	2,185	2,844	8,802	365,120	481,706
	2011	104,921	2,185	2,655	8,362	368,506	486,629
R.B. Carter	2013	32,994	2,294	2,934	6,525	364,509	409,256
	2012	53,854	2,185	2,844	8,750	363,211	430,844
	2011	76,278	2,185	2,655	7,296	361,780	450,194

---

*   See the following two tables for additional details regarding the amounts included in each item.

During fiscal 2013, 2012 and 2011, unless otherwise noted below, FedEx provided the following perquisites and other personal benefits to the named executive officers:

- *Personal use of corporate aircraft:* FedEx maintains a fleet of corporate aircraft that is used primarily for business travel by FedEx employees. FedEx has a written policy that sets forth guidelines and procedures regarding personal use of FedEx corporate aircraft. The policy requires officers to pay FedEx two times the cost of fuel for personal trips, plus applicable passenger ticket taxes and fees. These payments are intended to approximate the incremental cost to FedEx of personal corporate aircraft usage.

  - Mr. Smith is not required to pay FedEx for any travel on corporate aircraft by his family members or guests when they are accompanying him and he is on business travel. Mr. Smith is required to pay FedEx, however, for any personal travel by him and any personal travel by his family members or guests when they are accompanying him and he is on personal travel or when they are traveling without him.

  - Compensation is included in the table above for personal corporate aircraft travel (which for this purpose includes travel to attend a board or stockholder meeting of an outside company or entity for which the officer serves as a director or trustee) by a named executive officer and his family members and guests to the extent, if any, that the aggregate incremental cost to FedEx of all such travel exceeds the amount the officer paid FedEx for such travel. The incremental cost to FedEx of personal use of corporate aircraft is calculated based on the variable operating cost to FedEx, which includes the cost of fuel, aircraft maintenance, crew travel, landing fees, ramp fees and other smaller variable costs. Because FedEx corporate aircraft are used primarily for business travel, fixed costs that do not change based on usage, such as pilots' salaries and purchase and lease costs, are excluded from this calculation.

  - In addition, when an aircraft is already flying to a destination for business purposes and the officers or their family members or guests ride along on the aircraft for personal travel, there is no additional variable operating cost to FedEx associated with the additional passengers, and thus no compensation is included in the table above for such personal travel. With the exception of Mr. Smith, the officer is still required to pay FedEx for such personal travel if persons on business travel occupy less than 50% of the total available seats on the aircraft. The amount of such payment is a pro rata portion (based on the total number of passengers) of the fuel cost for the flight, multiplied by two, plus applicable passenger ticket taxes and fees.

- For tax purposes, income is imputed to each named executive officer for personal travel and "business-related" travel (travel by the officer's spouse or adult guest who accompanies the officer on a business trip for the primary purpose of assisting the officer with the business purpose of the trip) for the excess, if any, of the Standard Industrial Fare Level (SIFL) value of all such flights during a calendar year over the aggregate fuel payments made by the officer during that calendar year. The Board of Directors and the FedEx executive security procedures require Mr. Smith to use FedEx corporate aircraft for all travel, including personal travel. Accordingly, FedEx reimburses Mr. Smith for taxes relating to any imputed income for his personal travel and the personal travel of his family members and guests when they are accompanying him (no such reimbursement payments have been made during the last three fiscal years). FedEx reimburses the other named executive officers for taxes relating to imputed income for business-related travel.

- *Security services and equipment:* Pursuant to FedEx's executive security procedures, the named executive officers are provided security services and equipment. To the extent the services and equipment are provided by third parties (*e.g.*, out-of-town transportation and other security-related expenses and home security system installation, maintenance and monitoring), we have included in the table above the amounts paid by FedEx for such services and equipment. For Mr. Smith, these amounts totaled $70,948, $52,817 and $41,927 for fiscal 2013, 2012 and 2011, respectively. To the extent the security services are provided by FedEx employees, we have included amounts representing: (a) the number of hours of service provided to the officer by each such employee multiplied by (b) the total hourly compensation cost of the employee (including, among other things, pension and other benefit costs). For Mr. Smith, these amounts totaled $269,289, $283,434 and $291,377 for fiscal 2013, 2012 and 2011, respectively. For additional information regarding executive security services provided to Mr. Smith, see "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2013 Amounts — Perquisites, Tax Reimbursement Payments and Other Annual Compensation" above.

- *Tax return preparation services:* FedEx requires officers to have their income tax returns prepared by a qualified third party (other than our independent registered public accounting firm) and pays all reasonable and customary costs for such services.

- *Financial counseling services:* FedEx reimburses officers for certain financial counseling services, subject to various caps.

- *Physical examinations:* FedEx pays for officers to have comprehensive annual physical examinations.

- *Travel Privileges:* FedEx provides certain executive officers and their spouses with travel privileges on certain airline partners. There is a small per-trip ticketing fee incurred by FedEx in connection with these privileges.

- *Supplemental Disability Benefits:* FedEx provides executive officers with salary continuation benefits for short-term disability (100% of base salary for 28 weeks) and supplemental long-term disability benefits. Both benefit programs are self-funded (*i.e.*, no premiums are paid to a third-party insurer) and thus there is no incremental cost to FedEx to provide these benefit programs.

The following table shows the amounts included in the table (the aggregate incremental cost to FedEx) for each such item:

Name	Year	Personal Use of Corporate Aircraft ($)[a]	Security Services and Equipment ($)	Tax Return Preparation Services ($)	Financial Counseling Services ($)	Other ($)[b]	Total ($)
F.W. Smith	2013	0	340,237	62,972	49,187	0	452,396
	2012	3,260	336,251	70,325	48,120	0	457,956
	2011	5,805	333,304	43,750	32,164	0	415,023
A.B. Graf, Jr.	2013	74,982	23,820	8,355	23,114	844	131,115
	2012	98,842	11,115	4,733	1,946	919	117,555
	2011	75,731	8,543	5,690	11,969	0	101,933
D.J. Bronczek	2013	0	13,291	7,100	0	192	20,583
	2012	14,724	7,269	14,200	27,500	0	63,693
	2011	0	6,535	0	25,000	0	31,535
T.M. Glenn	2013	16,831	46,264	0	700	811	64,606
	2012	31,187	40,069	29,150	1,500	849	102,755
	2011	48,200	52,902	1,000	2,150	669	104,921
R.B. Carter	2013	1,956	15,562	5,700	7,500	2,276	32,994
	2012	29,220	17,134	0	7,500	0	53,854
	2011	50,529	15,399	2,850	7,500	0	76,278

(a) The amounts shown include the following amounts for use of corporate aircraft to attend board or stockholder meetings of outside companies or organizations for which the officers serve as directors: (i) fiscal 2013: Mr. Graf — $72,711; (ii) fiscal 2012: Mr. Graf — $93,323; and Mr. Bronczek — $7,056; and (ii) fiscal 2011: Mr. Graf — $62,621; and Mr. Glenn — $47,611. The entire amounts shown for Messrs. Carter and Glenn for fiscal 2013 and 2012, and Mr. Carter for fiscal 2011, represent use of corporate aircraft to attend board or stockholder meetings of outside companies or organizations for which the officers serve as directors.

(b) For fiscal 2013, includes physical examinations and/or ticketing fees for airline travel privileges. For fiscal 2012 and 2011, includes physical examinations.

The following table shows the tax reimbursement payments relating to the items listed, which are included in the table:

Name	Year	Restricted Stock ($)	Business-Related Use of Corporate Aircraft ($)	Total ($)
F.W. Smith	2013	0	0	0
	2012	0	0	0
	2011	0	0	0
A.B. Graf, Jr.	2013	356,231	0	356,231
	2012	357,752	0	357,752
	2011	358,776	0	358,776
D.J. Bronczek	2013	458,675	0	458,675
	2012	460,478	6,589	467,067
	2011	461,251	3,638	464,889
T.M. Glenn	2013	356,231	3,013	359,244
	2012	357,752	7,368	365,120
	2011	358,776	9,730	368,506
R.B. Carter	2013	356,231	8,278	364,509
	2012	357,752	5,459	363,211
	2011	358,776	3,004	361,780

Grants of Plan-Based Awards During Fiscal 2013

The following table sets forth information regarding grants of plan-based awards made to the named executive officers during the fiscal year ended May 31, 2013:

Name	Type of Plan/Award	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)[1]	Closing Price on Grant Date ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[2]
F.W. Smith	Stock Option[3]	06/04/2012	06/03/2012					198,675	85.255	85.20	5,610,542
	FY13 AIC[4]			0	1,647,048	4,941,144					
	FY13-FY15 LTI[5]			1,000,000	4,000,000	6,000,000					
A.B. Graf, Jr. . .	Restricted Stock[6]	06/04/2012	06/03/2012				7,285				621,083
	Stock Option[3]	06/04/2012	06/03/2012					24,235	85.255	85.20	684,392
	FY13 AIC[4]			0	812,506	1,950,014					
	FY13-FY15 LTI[5]			300,000	1,200,000	1,800,000					
D.J. Bronczek . .	Restricted Stock[6]	06/04/2012	06/03/2012				9,380				799,692
	Stock Option[3]	06/04/2012	06/03/2012					32,100	85.255	85.20	906,498
	FY13 AIC[4]			0	942,096	2,261,030					
	FY13-FY15 LTI[5]			375,000	1,500,000	2,250,000					
T.M. Glenn	Restricted Stock[6]	06/04/2012	06/03/2012				7,285				621,083
	Stock Option[3]	06/04/2012	06/03/2012					24,235	85.255	85.20	684,392
	FY13 AIC[4]			0	750,028	1,800,067					
	FY13-FY15 LTI[5]			300,000	1,200,000	1,800,000					
R.B. Carter	Restricted Stock[6]	06/04/2012	06/03/2012				7,285				621,083
	Stock Option[3]	06/04/2012	06/03/2012					24,235	85.255	85.20	684,392
	FY13 AIC[4]			0	686,664	1,647,994					
	FY13-FY15 LTI[5]			300,000	1,200,000	1,800,000					

(1) The exercise price of the options is the fair market value of FedEx's common stock (the average of the high and low prices of the stock on the New York Stock Exchange) on the date of grant.

(2) Represents the grant date fair value of each equity-based award, computed in accordance with FASB ASC Topic 718. See note 1 to the Summary Compensation Table for information regarding the assumptions used in the calculation of these amounts.

(3) Stock options granted to the named executive officers generally vest ratably over four years beginning on the first anniversary of the grant date. The options may not be transferred in any manner other than by will or the laws of descent and distribution and may be exercised during the lifetime of the optionee only by the optionee. See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2013 Amounts — Long-Term Equity Incentives — Stock Options and Restricted Stock" above for further discussion of stock option awards.

(4) In July 2012, the Board of Directors, upon the recommendation of the Compensation Committee, established this annual performance cash compensation plan, which provided a cash payment opportunity to the named executive officers at the conclusion of fiscal 2013. Payment amounts were based upon the achievement of company financial performance goals for fiscal 2013 and the achievement of individual objectives established at the beginning of fiscal 2013 for each officer other than Mr. Smith. See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2013 Amounts — Cash Payments Under Annual Incentive Compensation Program" above for further discussion of this plan, including actual payment amounts.

(5) The Board of Directors, upon the recommendation of the Compensation Committee, established this long-term performance cash compensation plan in June 2012. The plan provides a long-term cash payment opportunity to the named executive officers at the conclusion of fiscal 2015 if FedEx achieves an aggregate earnings-per-share goal established by the Board with respect to the three-fiscal-year period 2013 through 2015. No amounts can be earned under the plan until 2015 because achievement of the earnings-per-share goal can only be determined following the conclusion of the three-fiscal-year period. The estimated individual future payouts under the plan are set dollar amounts ranging from threshold (minimum) amounts, if the earnings-per-share goal achieved is less than target, up to maximum amounts, if the plan goal is substantially exceeded. There is no assurance that these estimated future payouts will be achieved. See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2013 Amounts — Cash Payments Under LTI Program" above for further discussion of this plan.

(6) Shares of restricted stock awarded to the named executive officers generally vest ratably over four years beginning on the first anniversary of the grant date. Holders of restricted shares are entitled to vote such shares and receive any dividends paid on FedEx common stock. FedEx pays the taxes resulting from a restricted stock award on behalf of the recipient (these tax reimbursement payments are included in the "All Other Compensation" column in the Summary Compensation Table). See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2013 Amounts — Long-Term Equity Incentives — Stock Options and Restricted Stock" above for further discussion of restricted stock awards.

Outstanding Equity Awards at End of Fiscal 2013

The following table sets forth for each named executive officer certain information about unexercised stock options and unvested shares of restricted stock held at the end of the fiscal year ended May 31, 2013:

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[a]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[a]	Market Value of Shares or Units of Stock That Have Not Vested ($)[b]
F.W. Smith	325,000	—	72.8450	06/01/2014		
	250,000	—	89.7000	06/01/2015		
	200,000	—	110.0600	06/01/2016		
	175,000	—	114.7400	07/09/2017		
	204,150	—	90.8100	06/02/2018		
	203,812	67,938[1]	56.3100	06/08/2019		
	97,750	97,750[2]	78.1900	06/07/2020		
	44,025	132,075[3]	89.1050	06/06/2021		
	—	198,675[4]	85.2550	06/04/2022		
A.B. Graf, Jr.	38,250	—	72.8450	06/01/2014		
	34,425	—	89.7000	06/01/2015		
	33,155	—	110.0600	06/01/2016		
	20,655	—	114.7400	07/09/2017		
	5,000	—	84.6550	01/14/2018		
	24,100	—	90.8100	06/02/2018		
	25,935	8,645[5]	56.3100	06/08/2019		
	11,550	11,550[6]	78.1900	06/07/2020		
	5,370	16,110[7]	89.1050	06/06/2021		
	—	24,235[8]	85.2550	06/04/2022		
					19,869[9]	1,914,179
D.J. Bronczek	49,628	—	72.8450	06/01/2014		
	45,900	—	89.7000	06/01/2015		
	27,540	—	110.0600	06/01/2016		
	27,540	—	114.7400	07/09/2017		
	32,130	—	90.8100	06/02/2018		
	34,916	11,639[10]	56.3100	06/08/2019		
	15,387	15,388[11]	78.1900	06/07/2020		
	7,112	21,338[12]	89.1050	06/06/2021		
	—	32,100[13]	85.2550	06/04/2022		
					25,565[14]	2,462,932
T.M. Glenn	38,250	—	72.8450	06/01/2014		
	34,425	—	89.7000	06/01/2015		
	20,655	—	110.0600	06/01/2016		
	20,655	—	114.7400	07/09/2017		
	5,000	—	103.3500	09/24/2017		
	24,100	—	90.8100	06/02/2018		
	25,935	8,645[15]	56.3100	06/08/2019		
	11,550	11,550[16]	78.1900	06/07/2020		
	5,370	16,110[17]	89.1050	06/06/2021		
	—	24,235[18]	85.2550	06/04/2022		
					19,869[19]	1,914,179
R.B. Carter	1,372	—	72.8450	06/01/2014		
	30,122	—	89.7000	06/01/2015		
	20,655	—	110.0600	06/01/2016		
	20,655	—	114.7400	07/09/2017		
	5,000	—	103.3500	09/24/2017		
	24,100	—	90.8100	06/02/2018		
	25,935	8,645[20]	56.3100	06/08/2019		
	11,550	11,550[21]	78.1900	06/07/2020		
	5,370	16,110[22]	89.1050	06/06/2021		
	—	24,235[23]	85.2550	06/04/2022		
					19,869[24]	1,914,179

(a) The following table sets forth the vesting dates of the options and restricted stock included in these columns:

		Date	Number				Date	Number
F.W. Smith	[1]	06/08/2013	67,938	A.B. Graf, Jr.	[5]		06/08/2013	8,645
	[2]	06/07/2013	48,875		[6]		06/07/2013	5,775
		06/07/2014	48,875				06/07/2014	5,775
	[3]	06/06/2013	44,025		[7]		06/06/2013	5,370
		06/06/2014	44,025				06/06/2014	5,370
		06/06/2015	44,025				06/06/2015	5,370
	[4]	06/04/2013	49,668		[8]		06/04/2013	6,058
		06/04/2014	49,669				06/04/2014	6,059
		06/04/2015	49,669				06/04/2015	6,059
		06/04/2016	49,669				06/04/2016	6,059
					[9]		06/04/2013	1,821
							06/06/2013	1,750
							06/07/2013	2,000
							06/08/2013	3,334
							06/04/2014	1,821
							06/06/2014	1,750
							06/07/2014	2,000
							06/04/2015	1,821
							06/06/2015	1,750
							06/04/2016	1,822
D.J. Bronczek	[10]	06/08/2013	11,639	T. M. Glenn	[15]		06/08/2013	8,645
	[11]	06/07/2013	7,694		[16]		06/07/2013	5,775
		06/07/2014	7,694				06/07/2014	5,775
	[12]	06/06/2013	7,113		[17]		06/06/2013	5,370
		06/06/2014	7,112				06/06/2014	5,370
		06/06/2015	7,113				06/06/2015	5,370
	[13]	06/04/2013	8,025		[18]		06/04/2013	6,058
		06/04/2014	8,025				06/04/2014	6,059
		06/04/2015	8,025				06/04/2015	6,059
		06/04/2016	8,025				06/04/2016	6,059
	[14]	06/04/2013	2,345		[19]		06/04/2013	1,821
		06/06/2013	2,253				06/06/2013	1,750
		06/07/2013	2,571				06/07/2013	2,000
		06/08/2013	4,284				06/08/2013	3,334
		06/04/2014	2,345				06/04/2014	1,821
		06/06/2014	2,252				06/06/2014	1,750
		06/07/2014	2,572				06/07/2014	2,000
		06/04/2015	2,345				06/04/2015	1,821
		06/06/2015	2,253				06/06/2015	1,750
		06/04/2016	2,345				06/04/2016	1,822
R.B. Carter	[20]	06/08/2013	8,645					
	[21]	06/07/2013	5,775					
		06/07/2014	5,775					
	[22]	06/06/2013	5,370					
		06/06/2014	5,370					
		06/06/2015	5,370					
	[23]	06/04/2013	6,058					
		06/04/2014	6,059					
		06/04/2015	6,059					
		06/04/2016	6,059					
	[24]	06/04/2013	1,821					
		06/06/2013	1,750					
		06/07/2013	2,000					
		06/08/2013	3,334					
		06/04/2014	1,821					
		06/06/2014	1,750					
		06/07/2014	2,000					
		06/04/2015	1,821					
		06/06/2015	1,750					
		06/04/2016	1,822					

(b) Computed by multiplying the closing market price of FedEx's common stock on May 31, 2013 (which was $96.34) by the number of shares.

Option Exercises and Stock Vested During Fiscal 2013

The following table sets forth for each named executive officer certain information about stock options that were exercised and restricted stock that vested during the fiscal year ended May 31, 2013:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
F.W. Smith	250,000	7,955,888	0	0
A.B. Graf, Jr.	65,000	1,827,241	8,842	765,824
D.J. Bronczek	83,451	2,311,192	11,366	984,431
T.M. Glenn	65,000	1,846,858	8,842	765,824
R.B. Carter	68,764	1,814,971	8,842	765,824

(1) If the shares were sold immediately upon exercise, the value realized on exercise of the option is the difference between the actual sales price and the exercise price of the option. Otherwise, the value realized is the difference between the fair market value of FedEx's common stock (the average of the high and low prices of the stock on the New York Stock Exchange) on the date of exercise and the exercise price of the option.

(2) Represents the fair market value of the shares on the vesting date.

Fiscal 2013 Pension Benefits

The following table sets forth for each named executive officer the present value of accumulated benefits at May 31, 2013, under FedEx's defined benefit pension plans. For information regarding benefits triggered by retirement under our stock option and restricted stock plans, see '' — Potential Payments Upon Termination or Change of Control'' below.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Fiscal 2013 ($)
F.W. Smith . . .	FedEx Corporation Employees' Pension Plan	41	1,374,758	0
	FedEx Corporation Retirement Parity Pension Plan	41	23,964,069	0
A.B. Graf, Jr. .	FedEx Corporation Employees' Pension Plan	33	1,541,189	0
	FedEx Corporation Retirement Parity Pension Plan	33	11,720,298	0
D.J. Bronczek .	FedEx Corporation Employees' Pension Plan	37	1,610,090	0
	FedEx Corporation Retirement Parity Pension Plan	37	14,440,888	0
T.M. Glenn . . .	FedEx Corporation Employees' Pension Plan	32	1,418,641	0
	FedEx Corporation Retirement Parity Pension Plan	32	9,759,589	0
R.B. Carter . . .	FedEx Corporation Employees' Pension Plan	20	782,475	0
	FedEx Corporation Retirement Parity Pension Plan	20	4,699,633	0

(1)   These amounts were determined using assumptions (*e.g.*, for interest rates and mortality rates) consistent with those used in the audited consolidated financial statements included in our annual report on Form 10-K for the fiscal year ended May 31, 2013. The benefits are expressed as lump sum amounts, even though the benefits using the traditional pension benefit formula under the Pension Plan (as defined below) are generally not payable as a lump sum distribution (only $1,000 or less may be distributed as a lump sum under the Pension Plan). The benefits using the Portable Pension Account formula under the Pension Plan may be paid as a lump sum.

The present value of the Pension Plan traditional pension benefit is equal to the single life annuity payable at the normal retirement date (age 60), or June 1, 2013, if the officer is past normal retirement age, converted based on an interest rate of 4.794% and the RP2000 Combined Blue Collar Mortality Table projected to 2018 and discounted to May 31, 2013, using an interest rate of 4.794%. The present value of the Parity Plan (as defined below) traditional pension benefit is equal to the single life annuity payable at the normal retirement age, or June 1, 2013, if the officer is past normal retirement age, converted based on an interest rate of 5% and the 1994 Group Annuity Reserving Table and discounted to May 31, 2013, using an interest rate of 4.794%. The present value of the Portable Pension Account (discussed below) is equal to the officer's account balance at May 31, 2013, projected to the normal retirement date, if applicable, based on an interest rate of 4% (compounded quarterly) and discounted to May 31, 2013, using an interest rate of 4.794%.

Overview of Pension Plans

FedEx maintains a tax-qualified, defined benefit pension plan called the FedEx Corporation Employees' Pension Plan (the ''Pension Plan''). For fiscal 2013, the maximum compensation limit under a tax-qualified pension plan was $250,000. The Internal Revenue Code also limits the maximum annual benefits that may be accrued under a tax-qualified, defined benefit pension plan. In order to provide 100% of the benefits that would otherwise be denied certain management-level participants in the Pension Plan due to these limitations, FedEx also maintains a supplemental, non-tax-qualified plan called the FedEx Corporation Retirement Parity Pension Plan (the ''Parity Plan''). Benefits under the Parity Plan are general, unsecured obligations of FedEx.

Effective May 31, 2003, FedEx amended the Pension Plan and the Parity Plan to add a cash balance feature, which is called the Portable Pension Account. Eligible employees as of May 31, 2003, had the option to make a one-time election to accrue future pension benefits under either the cash balance formula or the traditional pension benefit formula. In either case, employees retained all benefits previously accrued under the traditional pension benefit formula and continued to receive the benefit of future compensation increases on benefits accrued as of May 31, 2003. Eligible employees hired after May 31, 2003, accrue benefits exclusively under the Portable Pension Account.

Beginning June 1, 2008, eligible employees who participate in the Pension Plan and the Parity Plan, including the named executive officers, accrue all future pension benefits under the Portable Pension Account. In addition, benefits previously accrued under the Pension Plan and the Parity Plan using the traditional pension benefit formula were capped as of May 31, 2008, and those benefits will be payable beginning at retirement. Effective June 1, 2008, each participant in the Pension Plan and the Parity Plan who was age 40 or older on that date and who has an accrued traditional pension benefit will receive a transition compensation credit, as described in more detail below. Employees who elected in 2003 to accrue future benefits under the Portable Pension Account will continue to accrue benefits under that formula.

The named executive officers also participate in the 401(k) Plan. Beginning January 1, 2008, the annual matching company contribution under the 401(k) Plan is a maximum of 3.5% of eligible earnings. Effective February 1, 2009, however, 401(k) company-matching contributions were suspended for all participants, including the named executive officers. We reinstated these contributions at 50% of previous levels (a maximum of 1.75% of eligible earnings) effective January 1, 2010, and fully restored these contributions effective January 1, 2011.

In order to provide 100% of the benefits that would otherwise be limited due to certain limitations imposed by United States tax laws, effective June 1, 2008, Parity Plan participants, including the named executive officers, received additional Portable Pension Account compensation credits equal to 3.5% of any eligible earnings above the maximum compensation limit for tax-qualified plans. Effective June 1, 2009, however, the additional compensation credit under the Parity Plan was suspended for all participants, including the named executive officers. We reinstated 50% of the additional Portable Pension Account compensation credit benefit effective June 1, 2010, and fully reinstated the benefit effective June 1, 2011 (such full credit was made as of May 31, 2012).

Normal retirement age for the majority of participants, including the named executive officers, under the Pension Plan and the Parity Plan is age 60. The traditional pension benefit under the Pension Plan for a participant who retires between the ages of 55 and 60 will be reduced by 3% for each year the participant receives his or her benefit prior to age 60.

Traditional Pension Benefit

Under the traditional pension benefit formula, the Pension Plan and the Parity Plan provide 2% of the average of the five calendar years (three calendar years for the Parity Plan) of highest earnings during employment multiplied by years of credited service for benefit accrual up to 25 years. Eligible compensation for the traditional pension benefit under the Pension Plan and the Parity Plan for the named executive officers includes salary and annual incentive compensation.

A named executive officer's capped accrued traditional pension benefit was calculated using his years of credited service as of either May 31, 2003 or May 31, 2008, depending on whether he chose to accrue future benefits under the cash balance formula or the traditional pension benefit formula in 2003, and his eligible earnings history as of May 31, 2008.

Portable Pension Account

The benefit under the Portable Pension Account is expressed as a notional cash balance account. For each plan year in which a participant is credited with a year of service, compensation credits are added based on the participant's age and years of service as of the end of the prior plan year and the participant's eligible compensation for the prior calendar year based on the following table:

Age + Service on May 31	Compensation Credit
Less than 55	5%
55-64	6%
65-74	7%
75 or over	8%

On May 31, 2012, the sum of age plus years of service for the named executive officers was as follows: Mr. Smith — 107; Mr. Graf — 90; Mr. Bronczek — 93; Mr. Glenn — 87; and Mr. Carter — 71. Eligible compensation under the Portable Pension Account feature for the named executive officers includes salary and annual incentive compensation. Messrs. Smith, Graf and Bronczek elected the Portable Pension Account feature on June 1, 2003. Messrs. Glenn and Carter began accruing benefits under the Portable Pension Account on June 1, 2008.

Transition compensation credits are an additional compensation credit percentage to be granted to participants in the Pension Plan and the Parity Plan who were age 40 or older on June 1, 2008, and who have an accrued benefit under the traditional pension benefit formula. For each plan year in which an eligible participant is credited with a year of service, transition compensation credits will be added based on the participant's age and years of service as of the end of the prior plan year and the participant's eligible compensation for the prior calendar year based on the following table:

Age + Service on May 31	Transition Compensation Credit*
Less than 55	2%
55-64	3%
65-74	4%
75 or over.....................................	5%

---

*   For years of credited service over 25, transition compensation credits are 2% per year.

An eligible participant will receive transition compensation credits for five years (through May 31, 2013) or until he or she has 25 years of credited service, whichever is longer. For participants with 25 or more years of service, transition compensation credits are 2% per year and ceased as of May 31, 2013. An eligible participant's first transition compensation credit was added to his or her Portable Pension Account as of May 31, 2009.

Interest credits are added to a participant's Portable Pension Account benefit as of the end of each fiscal quarter (August 31, November 30, February 28 and May 31) after a participant accrues his or her first compensation credit. The May 31 interest credit is added prior to the May 31 compensation credit or transition compensation credit (or additional compensation credit under the Parity Plan). Interest credits are based on the Portable Pension Account notional balance and a quarterly interest-crediting rate, which is equal to the greater of (a) ¼ of the one-year Treasury constant maturities rate for April of the preceding plan year plus 0.25% and (b) 1% (¼ of 4%). The quarterly interest crediting rate, when compounded quarterly, cannot produce an annual rate greater than the average 30-year Treasury rate for April of the preceding plan year (or, if larger, such other rate as may be required for certain tax law purposes). In no event, however, will the quarterly interest crediting rate be less than 0.765%. Interest credits will continue to be added until the last day of the month before plan benefits are distributed. The quarterly interest-crediting rate for the plan year ended May 31, 2012, was 1%. The quarterly interest-crediting rate for the plan year ended May 31, 2013, was 1%.

Lump Sum Distribution

Upon a participant's retirement, the vested traditional pension benefit under the Pension Plan is payable as a monthly annuity. Upon a participant's retirement or other termination of employment, an amount equal to the vested Portable Pension Account notional balance under the Pension Plan is payable to the participant in the form of a lump sum payment or an annuity.

All Parity Plan benefits are paid as a single lump sum distribution as follows:

• For the portion of the benefit accrued under the Portable Pension Account formula, the lump sum benefit will be paid six months following the date of the participant's termination of employment; and

• For the portion of the benefit accrued under the traditional pension benefit formula, the lump sum benefit will be paid the later of the date the participant turns age 55 or six months following the date of the participant's termination of employment.

Potential Payments Upon Termination or Change of Control

This section provides information regarding payments and benefits to the named executive officers that would be triggered by termination of the officer's employment (including resignation, or voluntary termination; severance, or involuntary termination; and retirement) or a change of control of FedEx.

Each of the named executive officers is an at-will employee and, as such, does not have an employment contract. In addition, if the officer's employment terminates for any reason other than retirement, death or permanent disability, any unvested stock options are automatically terminated and any unvested shares of restricted stock are automatically forfeited. Accordingly, there are no payments or benefits that are triggered by any termination event (including resignation and severance) other than retirement, death or permanent disability, or in connection with a change of control of FedEx.

Benefits Triggered by Retirement, Death or Permanent Disability — Stock Option and Restricted Stock Plans

Retirement. When an employee retires:

- if retirement occurs at or after age 60, all restrictions applicable to the restricted shares held by the employee lapse on the date of retirement;

- if retirement occurs at or after age 55, but before age 60, the restrictions applicable to restricted shares held by the employee continue until the earlier of the specified expiration of the restriction period, the employee's permanent disability or the employee's death; and

- all of the employee's unvested stock options terminate.

For information regarding retirement benefits under our pension plans, see "— Fiscal 2013 Pension Benefits" above.

Death or Permanent Disability. When an employee dies or becomes permanently disabled:

- all restrictions applicable to the restricted shares held by the employee immediately lapse; and

- all of the employee's unvested stock options immediately vest.

The following table quantifies for each named executive officer the value of his unvested restricted shares and stock options, the vesting of which would be accelerated upon death or permanent disability (assuming the officer died or became permanently disabled on May 31, 2013):

Benefits Triggered by Death or Permanent Disability

Name	Value of Unvested Restricted Shares ($)[1]	Value of Unvested Stock Options ($)[2]	Total ($)
F.W. Smith	0	7,651,596	7,651,596
A.B. Graf, Jr.	1,914,179	940,893	2,855,072
D.J. Bronczek	2,462,932	1,255,410	3,718,342
T.M. Glenn	1,914,179	940,893	2,855,072
R.B. Carter	1,914,179	940,893	2,855,072

(1) Computed by multiplying the closing market price per share of FedEx's common stock on May 31, 2013 (which was $96.34) by the number of unvested shares of restricted stock held by the officer as of May 31, 2013.

(2) Represents the difference between the closing market price per share of FedEx's common stock on May 31, 2013 (which was $96.34) and the exercise price of each unvested option held by the officer as of May 31, 2013.

In addition, FedEx provides each named executive officer with:

- $1,500,000 of group term life insurance coverage;

- $500,000 of business travel accident insurance coverage for death or certain injuries suffered as a result of an accident while traveling on company business; and

- A supplemental long-term disability program, with a monthly benefit equal to 60% of the officer's basic monthly earnings (provided the officer continues to meet the definition of disability, these benefits generally continue until age 65).

Benefits Triggered by Change of Control or Termination after Change of Control — Stock Option and Restricted Stock Plans and Management Retention Agreements

Stock Option and Restricted Stock Plans. Our stock option plans provide that, in the event of a change of control (as defined in the plans), each holder of an unexpired option under any of the plans has the right to exercise such option without regard to the date such option would first be exercisable. Except with respect to stock options granted under FedEx's 2010 Omnibus Stock Incentive Plan, this right continues, with respect to holders whose employment with FedEx terminates following a change of control, for a period of twelve months after such termination or until the option's expiration date, whichever is sooner.

Our restricted stock plans provide that, in the event of a change of control (as defined in the plans), depending on the change of control event, either (i) the restricted shares will be canceled and FedEx shall make a cash payment to each holder in an amount equal to the product of the highest price per share received by the holders of FedEx's common stock in connection with the change of control multiplied by the number of restricted shares held or (ii) the restrictions applicable to any such shares will immediately lapse.

Under FedEx's 2010 Omnibus Stock Incentive Plan, our Compensation Committee may exercise its discretion to provide for a treatment different than described above with respect to any particular stock option or restricted stock award, as set forth in the related award agreement. To date, such discretion has not been exercised.

The following table quantifies for each named executive officer the value of his unvested restricted shares and stock options, the vesting of which would be accelerated upon a change of control (assuming that the change of control occurred on May 31, 2013, and that the highest price per share received by FedEx's stockholders in connection with the change of control was the closing market price on May 31, 2013, which was $96.34):

Benefits Triggered by Change of Control[1]

Name	Value of Unvested Restricted Shares ($)[2]	Value of Unvested Stock Options ($)[3]	Total ($)
F.W. Smith	0	7,651,596	7,651,596
A.B. Graf, Jr.	1,914,179	940,893	2,855,072
D.J. Bronczek	2,462,932	1,255,410	3,718,342
T.M. Glenn	1,914,179	940,893	2,855,072
R.B. Carter	1,914,179	940,893	2,855,072

(1) As discussed below, the officer is also entitled under his MRA (as defined below) to a two-year employment agreement upon a change of control and certain guaranteed compensation and benefits during the term of the two-year employment period.

(2) Computed by multiplying the closing market price per share of FedEx's common stock on May 31, 2013 (which was $96.34) by the number of unvested shares of restricted stock held by the officer as of May 31, 2013.

(3) Represents the difference between the closing market price per share of FedEx's common stock on May 31, 2013 (which was $96.34) and the exercise price of each unvested option held by the officer as of May 31, 2013.

Management Retention Agreements.   FedEx has entered into Management Retention Agreements ("MRAs") with each of its executive officers, including the named executive officers. The purpose of the MRAs is to secure the executives' continued services in the event of any threat or occurrence of a change of control (as defined in the MRAs; such term has the same meaning as used in FedEx's equity compensation plans). The terms and conditions of the MRAs with the named executive officers are summarized below.

Term.   Each MRA renews annually for consecutive one-year terms, unless FedEx gives at least thirty days', but not more than ninety days', prior notice that the agreement will not be extended. The non-extension notice may not be given at any time when the Board of Directors has knowledge that any person has taken steps reasonably calculated to effect a change of control of FedEx.

Employment Period.   Upon a change of control, the MRA immediately establishes a two-year employment agreement with the executive officer. During the employment period, the officer's position (including status, offices, titles and reporting relationships), authority, duties and responsibilities may not be materially diminished.

Compensation.   During the two-year employment period, the executive officer receives base salary (no less than his or her highest base salary over the twelve-month period prior to the change of control) and is guaranteed the same annual incentive compensation opportunities as in effect during the 90-day period immediately prior to the change of control. The executive officer also receives incentive (including long-term performance bonus) and retirement plan benefits, expense reimbursement, fringe benefits, office and staff support, welfare plan benefits and vacation benefits. These benefits must be no less than the benefits the officer had during the 90-day period immediately prior to the change of control.

Termination.   The MRA terminates immediately upon the executive officer's death, voluntary termination or retirement. FedEx may terminate the MRA for disability, as determined in accordance with the procedures under FedEx's long-term disability benefits plan. Once disability is established, he or she receives 180 days' prior notice of termination. During the employment period, FedEx also may terminate the officer's employment for "cause" (which includes any act of dishonesty by the officer intended to result in substantial personal enrichment, the conviction of the officer of a felony and certain material violations by the officer of his or her obligations under the MRA).

Benefits for Qualifying Termination.   A "qualifying termination" is a termination of the executive's employment by FedEx other than for cause, disability or death or by the officer for "good reason" (principally relating to a material diminution in the officer's authority, duties or responsibilities or a material failure by FedEx to compensate the officer as provided in the MRA).

In the event of a qualifying termination, the executive officer will receive a lump sum cash payment equal to two times his or her base salary (the highest annual rate in effect during the twelve-month period prior to the date of termination) *plus* two times target annual incentive compensation. The payments will be made to the officer on the date that is six months after his or her date of termination (or, if earlier than the end of such six-month period, within 30 days following the date of the executive's death). In addition, the executive officer will receive 18 months of continued coverage of medical, dental and vision benefits.

An executive officer's benefits under the MRA will be reduced to the largest amount that would result in none of the MRA payments being subject to any excise tax. If the Internal Revenue Service otherwise determines that any MRA benefits are subject to excise taxes, the executive officer is required to repay FedEx the minimum amount necessary so that no excise taxes are payable.

In exchange for these benefits, the executive officer has agreed that, for the one-year period following his or her termination, he or she will not own, manage, operate, control or be employed by any enterprise that competes with FedEx or any of its affiliates.

The following table quantifies for each named executive officer the payments and benefits under his MRA triggered by a qualifying termination of the officer immediately following a change of control (assuming that the change of control and qualifying termination occurred on May 31, 2013, and that the highest price per share received by FedEx's stockholders in connection with the change of control was the closing market price of FedEx's common stock on May 31, 2013, which was $96.34):

Payments and Benefits Triggered by Qualifying Termination after Change of Control

Name	Lump Sum Cash Payment - 2x Base Salary and 2x Target Annual Bonus ($)	Health Benefits ($)	Total ($)
F.W. Smith	5,828,016	53,291	5,881,307
A.B. Graf, Jr.	3,430,580	37,999	3,468,579
D.J. Bronczek	3,768,384	36,574	3,804,958
T.M. Glenn	3,166,784	35,198	3,201,982
R.B. Carter	2,899,248	11,744	2,910,992

DIRECTORS' COMPENSATION

Outside Directors' Compensation

During fiscal 2013, non-management (outside) directors were paid:

- a quarterly retainer of $20,000;

- $2,000 for each in-person Board meeting attended; and

- $2,000 for each in-person committee meeting attended.

Outside directors who attended a Board or committee meeting telephonically were paid 75% of the applicable in-person meeting fee.

For fiscal 2013, chairpersons of the Compensation, Nominating & Governance and Information Technology Oversight Committees were paid an additional annual fee of $13,500. The Audit Committee chairperson was paid an additional annual fee of $22,500. Each outside director who was elected at the 2012 annual meeting received a stock option for 4,720 shares of common stock.

Frederick W. Smith, the only director who is also a FedEx employee, receives no additional compensation for serving as a director.

The Compensation Committee annually reviews director compensation, including, among other things, comparing FedEx's director compensation practices with those of other companies with annual revenues between $20 billion and $70 billion. Before making a recommendation regarding director compensation to the Board, the Compensation Committee considers that the directors' independence may be compromised if compensation exceeds appropriate levels or if FedEx enters into other arrangements beneficial to the directors.

Retirement Plan for Outside Directors

In July 1997, the Board of Directors of FedEx Express (FedEx's predecessor) voted to freeze the Retirement Plan for Outside Directors (that is, no further benefits would be earned under this plan). Concurrent with the freeze, the Board amended the plan to accelerate the vesting of the benefits for each outside director who was not yet vested under the plan. This plan is unfunded and any benefits under the plan are general, unsecured obligations of FedEx. Once all benefits are paid from the plan, it will be terminated.

The retirement benefit under the plan is based on the annual retainer fee for outside directors at the time the plan was frozen ($40,000) and the years of service of an outside director on the Board at that time. The benefit is calculated as an annual amount equal to 10% for each year of service up to 100% of the annual retainer fee at the time the plan was frozen. For example, an outside director with two years of credited service has an annual benefit equal to $8,000 (20% of $40,000), and an outside director with ten or more years of credited service has an annual benefit equal to $40,000 (100% of $40,000).

An outside director's annual benefit is payable for no less than ten years and no more than fifteen years based on the director's years of credited service. Under the plan, an outside director with ten or fewer years of credited service is entitled to ten years of payments, and an outside director with fifteen or more years of credited service is entitled to fifteen years of payments (no outside director entitled to benefits under the plan had between eleven and fourteen years of credited service). For example, an outside director with nine years of credited service is entitled to receive payments of $36,000 ($40,000 × 90%) for ten years. An outside director with fifteen years of service is entitled to receive payments of $40,000 for fifteen years.

An outside director covered under the plan was entitled to a retirement benefit beginning as of the first day of the fiscal quarter of FedEx next following the date of termination of his or her directorship or the date such director attains age 60, whichever was later. This benefit was the annual amount, calculated as set forth above, payable at the director's election either as a lump sum distribution (computed based on the applicable discount rate in effect as of the date of distribution under the Pension Plan) or in quarterly installments for the applicable number of years based on the director's years of credited service.

The lump sum benefit payable under the plan was previously calculated based on the interest rate assumption used in the Pension Plan (which was an index of 30-year Treasury rates). Federal law requires the use of a higher interest rate assumption for lump sum payments under the Pension Plan beginning on June 1, 2008. In order to prevent a significant reduction of the lump sum benefit payable to the directors still covered by the plan and avoid adverse tax consequences under United States tax law, in September 2008 the Board of Directors amended and restated the Retirement Plan for Outside Directors to maintain the use of an index of 30-year Treasury rates as the plan's interest rate assumption (*i.e.*, the interest rate assumption used under the Parity Plan). This amendment only applies to directors who retire after December 31, 2008, and eliminated the option to receive quarterly installment payments.

As a result, the plan benefit payable to the two individuals who served on the Board during fiscal 2013 who have not yet received any plan benefits shall be paid only as a single lump sum distribution. The amount of the distribution shall be equal to the lump sum present value of the director's quarterly installment payments determined as set forth above, computed based on the applicable discount rate in effect as of the date of distribution under the Parity Plan. The lump sum distribution is payable on or before the fifteenth business day of the month immediately following the later of the date of the director's retirement and the date he attains age 60. In the event of the outside director's death, his surviving spouse shall be entitled to receive the lump sum payment.

The following table sets forth for each person entitled to receive future benefits under the plan who served on the Board during fiscal 2013, his years of credited service and the amount payable to him assuming a hypothetical retirement date of June 1, 2013, with respect to Mr. Walsh, or September 23, 2013, with respect to Mr. J. Smith. Mr. J. Smith is retiring from the Board of Directors immediately before this year's annual meeting. The amount shown for Mr. J. Smith is the amount he will be paid upon his retirement.

Name	Years of Credited Service	Lump Sum Payment Amount ($)
J.I. Smith	9	313,811
P.S. Walsh	2	65,981[1]

_____

(1) Discounted from the age 60 normal retirement date provided for in the plan.

Fiscal 2013 Director Compensation

The following table sets forth information regarding the compensation of FedEx's non-employee (outside) directors for the fiscal year ended May 31, 2013:

Name	Fees Earned or Paid in Cash ($)[1]	Option Awards ($)[2][3]	All Other Compensation ($)	Total ($)
J.L. Barksdale	120,500	130,165	0	250,665
J.A. Edwardson	129,500	130,165	0	259,665
S.A. Jackson	122,000	130,165	0	252,165
S.R. Loranger	119,500	130,165	0	249,665
G.W. Loveman	111,000	130,165	0	241,165
R.B. Martin	101,000	130,165	0	231,165
J.C. Ramo	99,500	130,165	0	229,665
S.C. Schwab	98,500	130,165	0	228,665
J.I. Smith	104,500	130,165	0	234,665
D.P. Steiner	106,000	130,165	0	236,165
P.S. Walsh	99,500	130,165	0	229,665

(1) Includes meeting fees, quarterly retainer payments and committee chairperson fees (as applicable). See "— Outside Directors' Compensation" above.

(2) On September 24, 2012, each outside director elected at the 2012 annual meeting received a stock option for 4,720 shares of common stock. The grant date fair value of each such option, computed in accordance with FASB ASC Topic 718, was $130,165. Assumptions used in the calculation of these amounts are included in note 10 to our audited consolidated financial statements for the fiscal year ended May 31, 2013, included in our Annual Report on Form 10-K for fiscal 2013. Stock options granted to the outside directors generally vest fully one year after the grant date.

(3) The following table sets forth the aggregate number of outstanding stock options held by each current outside director listed in the above table as of May 31, 2013:

Name	Options Outstanding
J.L. Barksdale	53,330
J.A. Edwardson	53,330
S.A. Jackson	17,920
S.R. Loranger	34,930
G.W. Loveman	24,090
R.B. Martin	10,690
J.C. Ramo	10,690
S.C. Schwab	26,130
J.I. Smith	46,330
D.P. Steiner	21,730
P.S. Walsh	53,330

PROPOSAL 2 — ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

We are asking stockholders to approve, on a non-binding basis, the following advisory resolution at the annual meeting:

"RESOLVED, that the compensation paid to FedEx's named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative discussion, is hereby APPROVED."

This advisory vote is not intended to address any specific element of executive compensation, but instead is intended to address the overall compensation of the named executive officers as disclosed in this proxy statement.

Our executive compensation program is designed not only to retain and attract highly qualified and effective executives, but also to motivate them to substantially contribute to FedEx's future success for the long-term benefit of stockholders and reward them for doing so. Accordingly, our Board of Directors and Compensation Committee believe that there should be a strong relationship between pay and corporate performance (both financial results and stock price), and our executive compensation program reflects this belief. As more fully discussed in the Compensation Discussion and Analysis beginning on page 26:

- Annual and long-term incentive payments and stock options represent a significant portion of our executive compensation program. This variable compensation is "at risk" and directly dependent upon the achievement of pre-established corporate goals or stock price appreciation. In fiscal 2013, 90% of the Chairman, President and Chief Executive Officer's target total direct compensation consisted of variable, at-risk components. With respect to the other named executive officers, 57%-59% of their fiscal 2013 target total direct compensation consisted of variable, at-risk components.

- Annual bonus payments for fiscal 2013 were tied to meeting aggressive business plan goals for consolidated pre-tax income. Because the corporate objectives for pre-tax income for fiscal 2013 were not achieved:

  - The Chairman, President and Chief Executive Officer did not receive an annual bonus payout for fiscal 2013; and

  - The other named executive officers, whose annual bonus was based also on the achievement of individual performance objectives, received below-target annual bonus payouts for fiscal 2013.

- Long-term incentive payouts are tied to meeting aggregate earnings-per-share goals over a three-fiscal-year period. Based upon above-target earnings-per-share performance over the last three fiscal years — which exceeded the maximum payout target by almost 6% — there were maximum long-term incentive payouts for fiscal 2013.

- The Chairman, President and Chief Executive Officer's fiscal 2013 compensation decreased by approximately 8% from fiscal 2012 (as set forth in the Summary Compensation Table on page 46), while FedEx's stock price increased by 8.1% during fiscal 2013.

- The exercise price of stock options granted under our equity incentive plans is equal to the fair market value of our common stock on the date of grant, so the options will yield value to the executive only if the stock price appreciates.

- Our stock ownership goal effectively promotes meaningful and significant stock ownership by our named executive officers and further aligns their interests with those of our stockholders. As of July 29, 2013, each named executive officer exceeded the stock ownership goal.

We urge you to read the Compensation Discussion and Analysis, as well as the Summary Compensation Table and related compensation tables and narrative appearing on pages 46 through 62, which provides detailed information on our compensation philosophy, policies and practices and the compensation of our named executive officers.

Effect of the Proposal

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is not binding on FedEx, the Board of Directors or the Compensation Committee. The vote on this proposal will, therefore, not affect any compensation already paid or awarded to any named executive officer and will not overrule any decisions made by the Board of Directors or the Compensation Committee. Because we highly value the opinions of our stockholders, however, the Board of Directors and the Compensation Committee will consider the results of this advisory vote when making future executive compensation decisions.

Vote Required for Approval

The affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote is required to approve this proposal.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.

PROPOSAL 3 — AMENDMENT TO 2010 OMNIBUS STOCK INCENTIVE PLAN TO INCREASE THE NUMBER OF AUTHORIZED SHARES

Overview of Proposed Amendment

Our stockholders originally approved FedEx's 2010 Omnibus Stock Incentive Plan (the "Plan") at the 2010 annual meeting of stockholders. The Plan currently provides that the maximum number of shares of FedEx common stock that may be issued pursuant to awards granted under the Plan is 7,600,000 shares, of which no more than 1,000,000 shares may be issued as full-value awards (*i.e.*, awards other than stock options or stock appreciation rights). On July 15, 2013, the Board of Directors, upon the recommendation of the Compensation Committee, approved an amendment to the Plan, subject to approval by the stockholders at the annual meeting, to increase the number of shares authorized for issuance under the Plan.

If approved by our stockholders, the amendment would authorize an additional 12,000,000 shares for issuance under the Plan (with an increase in the underlying limit on the number of shares available for incentive stock options by the same number of shares), of which no more than 2,000,000 shares may be issued as full-value awards. The amendment would not make any other changes to the Plan.

The Board of Directors recommends that our stockholders approve the amendment to the Plan. Absent an increase in the number of authorized shares under the Plan, we do not expect to have sufficient shares to meet our anticipated equity compensation needs for fiscal 2015 (which begins on June 1, 2014). We believe that increasing the number of shares issuable under the Plan is necessary in order to allow FedEx to continue to utilize equity awards (namely, stock options and restricted shares) to retain and attract the services of key individuals essential to FedEx's long-term growth and financial success and to further align their interests with those of FedEx's stockholders. FedEx relies on equity awards to retain and attract key employees and non-employee Board members and believes that equity incentives are necessary for FedEx to remain competitive with regard to retaining and attracting highly qualified individuals upon whom, in large measure, the future growth and success of FedEx depend. The Plan amendment would further these objectives by allowing FedEx to grant awards under the Plan for another three to four years.

The following factors were taken into account by the Compensation Committee and the Board of Directors in approving the proposed amendment to increase the number of authorized shares under the Plan: FedEx's historical burn rate; the number of shares remaining available under the Plan for future awards; the number of outstanding stock options and unvested restricted shares; dilution resulting from the proposed increase in authorized shares; and the shareholder value transfer resulting from the proposed increase.

A summary of the Plan is set forth below. This summary is, however, qualified by and subject to the full text of the Plan, as proposed to be amended, which is attached as *Appendix B*. Capitalized terms used in this summary that are not otherwise defined have the respective meanings given such terms in the Plan.

Number of Shares That May Be Awarded Under the Plan and Outstanding Awards Under All Plans

The Plan is the sole FedEx equity compensation plan under which awards can be made. The Plan currently provides that the maximum number of shares of FedEx common stock that may be issued pursuant to awards granted under the Plan is 7,600,000 shares, of which no more than 1,000,000 shares may be issued as full-value awards. The following table sets forth as of July 29, 2013, the total number of shares available for awards (stock option, stock appreciation right or full-value awards) under the Plan (both before and after the requested increase in authorized shares), together with the equity dilution represented by such shares as a percentage of the shares of FedEx common stock outstanding as of July 29, 2013, and the number of shares available only for full-value awards under the Plan (both before and after the requested increase in authorized shares):

	Total Number of Shares Available for Future Awards	Percentage of Outstanding Shares	Shares Available Only for Full-Value Awards[1]
Shares available for future awards under the Plan	4,089,810	1.29%	469,875
Requested increase in authorized shares under the Plan	12,000,000	3.80%	2,000,000
Shares available for future awards under the Plan after approval of proposed amendment .	16,089,810	5.09%	2,469,875

(1)   These share amounts are included in "Total Number of Shares Available for Future Awards."

The number of shares that may be issued under the Plan is subject to adjustment in the event of certain equity restructuring events and corporate reorganizations, as discussed below. To the extent that an award is canceled, terminates, expires, is forfeited or lapses for any reason, any unissued or forfeited shares subject to the awards will be available again for issuance pursuant to awards granted under the Plan.

As of July 29, 2013, there were 20,784,431 shares of FedEx common stock issuable pursuant to the exercise of outstanding stock options with a weighted-average exercise price of $89.64 and a weighted-average remaining contractual term of 6.05 years, and 460,768 unvested shares of restricted stock. Approximately 48% of all stock options outstanding on July 29, 2013 (a) were exercisable and (b) had exercise prices below the closing trading price on that date. Approximately 15% of all stock options outstanding on July 29, 2013 (a) were exercisable, (b) had exercise prices below the closing trading price on that date and (iii) had been outstanding for six or more years. On July 29, 2013, the closing price of FedEx common stock on the New York Stock Exchange was $103.39 per share.

Stock options held by employees generally vest ratably over three or four years beginning on the first anniversary of the grant date. Stock options granted to non-employee Board members generally fully vest on the one-year anniversary of the grant date. Restricted shares generally vest ratably over four years beginning on the first anniversary of the grant date. Stock options and unvested restricted shares held by the named executive officers as of May 31, 2013 are set forth in the "Outstanding Equity Awards at End of Fiscal 2013" table earlier in this proxy statement.

The following table sets forth information regarding stock option and restricted stock awards and the run rate of our equity compensation program for each of, as well as the averages over, the last three fiscal years. The run rate represents all awards granted in a fiscal year divided by the number of common shares outstanding at the end of that fiscal year.

	Fiscal 2011	Fiscal 2012	Fiscal 2013	3-Year Average
Stock options granted	2,474,603	3,303,368	2,547,290	2,775,087
Restricted shares granted	235,998	214,435	220,391	223,608
Common shares outstanding at fiscal year-end	316,549,969	316,045,258	317,566,843	316,720,690
Run rate	0.86%	1.11%	0.87%	0.95%

Plan Highlights

While the Plan affords flexibility in designing long-term equity incentives that are responsive to evolving regulatory changes and compensation best practices and incorporate tailored, performance-based measures, the Plan also contains a number of restrictive features that are designed to protect stockholder interests and ensure that awards are granted through a disciplined and thoughtful process — including the following:

- *No Discount Stock Options.* The Plan prohibits the grant of stock options with an exercise price less than the fair market value of FedEx common stock on the date of grant.

- *No Repricing of Awards Without Prior Stockholder Approval.* The Plan prohibits the repricing of stock options and stock appreciation rights either by amendment of an award agreement or by substitution of a new award at a lower price.

- *No Grants of "Reload" Awards.* The Plan does not provide for "reload" awards (the automatic substitution of a new award of like kind and amount upon the exercise of a previously granted award).

- *No Annual "Evergreen" Provision.* The Plan provides a specific maximum share limitation (19,600,000, if the requested increase in authorized shares is approved) and does not contain an annual or automatic increase in the number of shares available for awards under the Plan.

- *Cap on Full-Value Awards.* The Plan includes a limit on the number of shares that may be issued as full-value awards (*i.e.,* awards other than stock options or stock appreciation rights). If the amendment is approved, the maximum number of shares that may be issued as full-value awards will be 3,000,000.

- *Prohibition of Certain Share Recycling, or "Liberal Share Counting," Practices.* The Plan does not allow shares to be added back to the maximum share limitation under the Plan if they were withheld, deducted or delivered for tax payments relating to stock options or stock appreciation rights; used to pay the exercise price of a stock option; repurchased on the open market with proceeds of a stock option exercise; or not issued upon exercise for any reason (including as a result of the net settlement or net exercise) of an outstanding stock option or share-settled stock appreciation right.

- *No Dividends Paid Out on Unearned Performance Awards.* The Plan provides that dividend equivalents payable on performance awards may be paid only when the underlying award is paid or settled.

- *No "Liberal Change in Control" Definition.* The Plan's definition of "change of control" for purposes of accelerating vesting of awards is not considered "liberal." As an example, mergers, consolidations, reorganizations, asset sales and asset dispositions are required to be consummated (with existing stockholders owning less than 60% of voting power after the transaction), rather than merely approved by stockholders. Likewise, the definition does not include the mere commencement or announcement of a tender or exchange offer for FedEx stock or the acquisition of any less than 30% of voting power by third parties.

- *Ten-Year Plan Term.* The Plan prohibits the making of awards after June 30, 2020, and limits the exercise term of stock options and stock appreciation rights to ten years from the grant date.

- *Independent Committee Administration.* The Plan is administered by our Compensation Committee, which is comprised solely of independent, outside, non-employee directors.

In addition, under FedEx's current equity grant practices, equity awards to employees generally vest ratably over a period of three or four years, and the Plan provides that awards tied to performance criteria cannot be earned within less than one year from the date of grant. Finally, the company's gross run rate, or burn rate, has averaged only 0.95% over the past three years, and we estimate that upon approval of the amendment, the maximum level of equity dilution caused by FedEx's equity compensation program will be only approximately 11% on a fully diluted basis.

Purpose of the Plan

The purpose of the Plan is to aid FedEx and its subsidiaries and affiliates in retaining, attracting and rewarding non-employee directors and designated key employees of outstanding ability and to motivate them to exert their best efforts to achieve the company's long-term goals. The Board of Directors believes that increased ownership of FedEx common stock by employees and directors, and compensation that is otherwise linked to the value of FedEx common stock, will further align their interests with those of FedEx's other stockholders and will promote the company's long-term success and the creation of long-term stockholder value.

Administration of the Plan

The Plan is administered by those members, not less than two, of the Compensation Committee of the Board of Directors or such successor committee or subcommittee of the Board of Directors that is designated by the Board to administer the Plan (the "Committee") who qualify as (a) "independent directors" under Section 303A of the New York Stock Exchange Listed Company Manual, (b) "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and (c) "non-employee directors" as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended. Each member of the Compensation Committee currently meets these qualifications.

Subject to the express provisions of the Plan, the Committee has full and exclusive power, authority and discretion to take any and all actions necessary, appropriate or advisable for the administration of the Plan, including the following:

- Designate participants in the Plan;

- Determine the type or types of awards to be granted to each participant and the number, terms and conditions of each award;

- Establish, adopt or revise rules, guidelines and policies for the administration of the Plan; and

- Construe and interpret the Plan, any award agreement and other documents and instruments relating to the Plan or any award.

Awards made under the Plan to non-employee directors are approved by the Board of Directors upon the recommendation of the Committee. The Committee retains full independent authority under the Plan with respect to all other aspects of such awards. The Committee may delegate to one or more officers the authority to grant awards under the Plan within specified parameters, other than awards to certain senior officers.

Shares Awarded Under the Plan

The number of shares that may be issued under the Plan and the limitations on individual awards are subject to adjustment in the event of certain equity restructuring events and corporate reorganizations, as discussed below.

The Plan provides for the use of authorized but unissued shares or treasury shares. To the extent that an award is canceled, terminates, expires, is forfeited or lapses for any reason, any unissued or forfeited shares subject to the awards will be available again for issuance pursuant to awards granted under the Plan.

To the extent that the full number of shares subject to a performance award or qualified performance-based award (other than a stock option or stock appreciation right for which the relevant performance condition is appreciation in market price) is not issued because of a failure to achieve maximum performance goals, the number of shares not issued will be available again for issuance pursuant to awards granted under the Plan. Any shares related to awards that are settled in cash or other consideration in lieu of shares and any shares that are withheld or deducted from an award or delivered by a participant to satisfy tax withholding requirements relating to full-value awards (*i.e.*, awards other than stock options or stock appreciation rights) will be available again for issuance pursuant to awards granted under the Plan. However, shares will not be added back to the maximum share limitation under the Plan if: the shares are withheld or deducted from an award or delivered by a participant to satisfy tax withholding requirements relating to stock options or stock appreciation rights; the shares are used for payment of the exercise price of a stock option; or the shares are repurchased on the open market with proceeds of a stock option exercise. In addition, to the extent that the full number of shares subject to a stock option or share-settled stock appreciation right is not issued upon exercise for any reason, including by reason of a net settlement or net exercise, then all shares that were covered by the exercised stock option or stock appreciation right will not be available for issuance pursuant to awards granted under the Plan.

Eligibility to Receive Awards

The Plan permits awards to be made to any of the following individuals, as designated by the Committee:

- non-employee directors of FedEx (currently, FedEx has 11 non-employee directors, ten of whom are standing for election at the annual meeting);

- employees of FedEx and its subsidiaries and affiliates (currently, FedEx and its subsidiaries and affiliates have approximately 294,000 employees); and

- anyone to whom an offer of employment with FedEx or any of its subsidiaries or affiliates has been made, though prospective employees to whom an award has been made may not receive any payment or exercise any right with respect to such award until employment has commenced.

As of July 29, 2013, the stock option and restricted stock awards outstanding under our existing equity compensation plans were held by a total of 8,856 current and former employees and non-employee directors (1,110 current and former employees and non-employee directors held outstanding awards granted under the Plan).

Types of Awards

The Plan authorizes the granting of awards in any of the following forms:

- options to purchase shares of FedEx common stock at a price not less than the fair market value of the shares as of the grant date — stock options may be designated under the Code as non-qualified stock options (which may be granted to all participants) or incentive stock options (which may be granted to employees, but not to non-employee directors or prospective employees);

- restricted shares, which are shares of FedEx common stock that are subject to restrictions on transferability and subject to forfeiture on terms set by the Committee;

- restricted stock units, which represent the right to receive shares of FedEx common stock (or an equivalent value in cash or any combination of cash and FedEx common stock, as specified in the award agreement) at a designated time in the future and which right is subject to restrictions on transferability and subject to forfeiture on terms set by the Committee;

- stock appreciation rights, which give the holder the right to receive the difference (payable in any combination of cash, FedEx common stock or other form of consideration, as specified in the award agreement) between the fair market value per share of FedEx common stock on the date of exercise over the exercise price of the award (which cannot be less than the fair market value of the underlying stock as of the grant date);

- performance awards, which are awards payable in cash or FedEx common stock (or any combination thereof) upon the attainment of specified performance goals (any award that may be granted under the Plan also may be granted in the form of a performance award);

- qualified performance-based awards, which are awards other than stock options and stock appreciation rights that are intended to qualify as exempt from the $1,000,000 deduction limit imposed by Code Section 162(m) (all stock options and stock appreciation rights granted under the Plan are already intended to qualify for this exemption) — see "— Performance Goals" below;

- dividend equivalents with respect to full-value awards, which entitle the participant to payments equal to any dividends paid on all or a portion of the number of shares of FedEx common stock underlying such full-value award, as determined by the Committee (with respect to dividend equivalents payable on performance awards, such dividend equivalents may be paid only to the extent and at the time the underlying award is paid or settled); and

- other stock-based awards in the discretion of the Committee, including unrestricted shares of FedEx common stock — for example, stock awarded purely as a bonus or issued in lieu of other rights to cash compensation.

Unless otherwise determined by the Committee and set forth in the applicable award agreement, awards under the Plan shall be granted for no cash consideration or for such minimal cash consideration as may be required by applicable law.

Term of the Plan

Unless the Plan is earlier terminated in accordance with its provisions, no awards will be made under the Plan after June 30, 2020, but awards granted on or prior to such date will continue to be governed by the terms and conditions of the Plan and the applicable award agreement.

Exercise Term of Stock Options and Stock Appreciation Rights

The Committee determines the period during which a stock option or stock appreciation right granted under the Plan may be exercised, but no such option or right will be exercisable for more than ten years from the grant date of such award.

Limitations on Individual Awards

The maximum number of shares of FedEx common stock subject to stock options granted under the Plan to any one participant during any FedEx fiscal year is 1,000,000. The maximum number of shares of FedEx common stock subject to stock appreciation rights granted under the Plan to any one participant during any FedEx fiscal year is 1,000,000. The maximum number of restricted shares granted under the Plan to any one participant during any FedEx fiscal year is 500,000. The maximum number of shares of FedEx common stock underlying awards of restricted stock units granted under the Plan to any one participant during any FedEx fiscal year is 500,000. The maximum number of shares of FedEx common stock underlying other stock-based awards granted under the Plan to any one participant during any FedEx fiscal year is 500,000. These same individual award limitations apply to the extent the awards are granted in the form of performance awards or qualified performance-based awards.

Performance Goals

All stock options and stock appreciation rights granted under the Plan are intended to be exempt from the $1,000,000 deduction limit imposed by Code Section 162(m). The Committee may designate any other award granted under the Plan as a qualified performance-based award in order to make the award fully deductible by FedEx without regard to the $1,000,000 deduction limit imposed by Code Section 162(m). If an award is so designated, the Committee must establish one or more objectively determinable performance goals for the award based on one or more of the following qualified performance criteria for FedEx, either on a consolidated basis or for a specified FedEx subsidiary, affiliate or other business unit, or a division, region, department or function within FedEx or a subsidiary or affiliate of FedEx:

(a) Revenues (net or gross);

(b) Profit (including net profit, pre-tax profit, gross profit, operating profit, economic profit, profit margins or other corporate profit measures);

(c) Earnings (including earnings before interest and taxes, earnings before interest, taxes, depreciation and amortization, earnings per share (basic or diluted) or other corporate earnings measures);

(d) Income (including net income (before or after taxes), operating income or other corporate income measures);

(e) Cash (including cash flow, free cash flow, operating cash flow, net cash provided by operations, cash flow in excess of cost of capital or other cash measures);

(f) Return measures (including return on assets (gross or net), return on equity, return on income, return on invested capital, return on operating capital, return on sales, and cash flow return on assets, capital, investments, equity or sales);

(g) Operating margin or profit margin;

(h) Contribution margin by business segment;

(i) Share price or performance;

(j) Total stockholder return;

(k) Economic value increased;

(l) Volume growth;

(m) Package yields;

(n) Expenses (including expense management, expense ratio, expense efficiency ratios, expense reduction measures or other expense measures);

(o) Operating efficiency or productivity measures or ratios;

(p) Dividend payout levels;

(q) Internal rate of return or increase in net present value; and

(r) Strategic business criteria consisting of one or more goals regarding, among other things, acquisitions and divestitures, successfully integrating acquisitions, customer satisfaction, employee satisfaction, safety standards, strategic plan development and implementation, agency ratings of financial strength, completion of financing transactions and new product development.

By approving the Plan at the 2010 annual meeting, stockholders are deemed to have approved all material terms specified in Code Section 162(m), including the above list of qualified performance criteria for the purpose of future qualified performance-based awards.

The Committee must establish the applicable performance goals no later than the earlier of (a) the date 90 days after the beginning of the period for which the performance goal relates or (b) the date on which 25% of such period has elapsed, and, in any event, at a time when the outcome of the performance goals remains substantially uncertain. The Committee may, for any reason, decrease (but may not increase) any award, regardless of FedEx's achievement of the specified performance goal. The Committee may provide, at the time the performance goals are established, that any evaluation of performance will exclude or otherwise objectively adjust for any specified events that occur during a performance period. These events may include by way of example, but are not limited to any of the following: (a) asset write-downs or impairment charges; (b) litigation or claim judgments or settlements; (c) the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results; (d) accruals and charges for reorganization and restructuring programs; (e) acquisitions or divestitures; (f) foreign exchange gains and losses; (g) extraordinary nonrecurring items as described in Finance Accounting Standards Board Accounting Standards Codification Topic 225.20, "Income Statement — Extraordinary and Unusual Items"; and (h) extraordinary nonrecurring items as described in management's discussion and analysis of financial condition and results of operations appearing in FedEx's annual report to stockholders for the applicable year. To the extent such inclusions or exclusions affect awards to any "covered employee" within the meaning of Code Section 162(m)(3), they will be utilized in a manner that meets the requirements of Code Section 162(m) for deductibility.

Retainers and Meeting Fees for Non-Employee Directors

Upon such terms and conditions as may be established by the Board of Directors, each non-employee director may elect to have all or part of his or her retainer and meeting fees paid in shares under the Plan.

Limitations on Transfer; Beneficiaries

A participant may not assign or transfer an award under the Plan, other than by will or by the laws of descent and distribution, unless otherwise determined by the Committee and set forth in the applicable award agreement, except that the Committee will not permit any participant to transfer an award to a third party for value. A participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the participant and to receive any distribution with respect to any award upon the participant's death.

Termination of Participant Service; Acceleration Upon Certain Events

Unless otherwise determined by the Committee and set forth in the applicable award, if a participant's service terminates for any reason other than death, permanent disability or eligible retirement (attainment of the age of 55 and cessation of service, or as otherwise determined by the Committee in its sole discretion), the participant's awards will thereupon terminate and be forfeited.

Unless otherwise determined by the Committee and set forth in the applicable award agreement:

- If a participant's service terminates by reason of death, (a) all of the participant's outstanding service-based (*i.e.,* not performance awards) stock options and stock appreciation rights will become fully vested and may be exercised by the participant's legal representative for a period of twelve months from the date of death or until the expiration of the stated period of the award, whichever period is shorter, (b) all vesting restrictions and conditions applicable to the participant's outstanding service-based restricted shares will immediately lapse and such shares will be fully vested, and (c) the applicable award agreement will set forth the treatment of any other outstanding awards of the participant.

- If a participant's service terminates by reason of permanent disability, (a) all of the participant's outstanding service-based stock options and stock appreciation rights will become fully vested and may be exercised for a period of twenty-four months after such termination date or until the expiration of the stated period of the award, whichever period is shorter, provided, however, that if such participant dies within the twenty-four month period following such termination date, the options and stock appreciation rights may be exercised by the participant's legal representative, to the extent to which they were exercisable at the time of death, for a period of twelve months from the date of death or until the expiration of the stated period of the award, whichever period is shorter, (b) all vesting restrictions and conditions applicable to the participant's outstanding service-based restricted shares will immediately lapse and such shares will be fully vested, and (c) the applicable award agreement will set forth the treatment of any other outstanding awards of the participant.

- If a participant's service terminates by reason of eligible retirement, (a) all of the participant's outstanding service-based stock options and stock appreciation rights will cease vesting and may be exercised solely to the extent exercisable at the time of the participant's retirement until the expiration of the stated period of the award, provided, however, that if the participant dies after such termination date, the options and stock appreciation rights may be exercised by the participant's legal representative, to the extent to which they were exercisable at the time of death, for a period of twelve months from the date of death or until the expiration of the stated period of the award, whichever period is shorter, (b) if the participant has attained the age of 60 at such termination date, all vesting restrictions and conditions applicable to the participant's outstanding service-based restricted shares will immediately lapse and such shares will be fully vested, (c) if the participant has not yet attained the age of 60 at such termination date, all time-based vesting restrictions and conditions applicable to the participant's outstanding service-based restricted shares will continue in accordance with their terms, or until the participant's death or permanent disability, and (d) the applicable award agreement will set forth the treatment of any other outstanding awards of the participant.

- Upon a "change of control" (as defined by the Plan), (a) all outstanding service-based stock options and stock appreciation rights will become fully vested and immediately exercisable, (b) with respect to outstanding service-based restricted shares, either (i) such shares will be canceled and a cash payment will be made to each such participant in an amount equal to the highest price per share received by FedEx stockholders in connection with such change of control multiplied by the number of such unvested restricted shares then held by such participant, or (ii) all vesting restrictions and conditions applicable to such shares will immediately lapse and such shares will be fully vested, and (c) the rights of participants in connection with such change of control with respect to all other awards will be as set forth in the applicable award agreement.

In addition, the Committee may, in its discretion, accelerate the vesting or payment of awards at any time. The Committee may differentiate among participants or among awards in exercising such discretion. The Committee may not accelerate payment of any award if such acceleration would subject such payment to tax under Code Section 409A.

Adjustments

In the event of an equity restructuring transaction that causes the per-share value of FedEx common stock to change (including any stock dividend, stock split, spin-off, rights offering, or large nonrecurring cash dividend), the share authorization limits under the Plan will be adjusted proportionately, and the Committee will make such adjustments to the Plan and outstanding awards as it deems necessary or appropriate, in its sole discretion, to prevent dilution or enlargement of benefits or potential benefits intended to be made available under the Plan. In the event of a stock split, a stock dividend, or a combination or consolidation of the outstanding common stock into a lesser number of shares, the authorization limits under the Plan will automatically be adjusted proportionately, and the shares then subject to each outstanding award will automatically be adjusted proportionately without any change in the aggregate exercise price for such award. The Plan permits the Committee to make certain discretionary adjustments to outstanding awards upon the occurrence or in anticipation of any transaction described above or any share combination, exchange or reclassification, recapitalization, merger, consolidation or other corporate reorganization affecting FedEx common stock.

Amendment and Termination of the Plan and of Outstanding Awards

The Board of Directors or the Committee may amend, modify, suspend, discontinue or terminate the Plan at any time. However, any such amendment or modification will be subject to stockholder approval if it would (a) increase the total number of shares available for issuance pursuant to awards granted under the Plan (with the exception of certain adjustments for changes in capitalization, as discussed above), (b) delete or limit the repricing prohibition discussed below, or (c) require stockholder approval under applicable law, regulation or securities exchange rule or listing requirement. Under these rules, stockholder approval will not necessarily be required for all amendments that might increase the cost of the Plan or broaden its eligibility requirements. In addition, the Board of Directors or the Committee may condition any amendment or modification on the approval of stockholders for any other reason. No amendment, modification, suspension, discontinuance or termination of the Plan will impair the rights of any participant under any award previously granted under the Plan without such participant's written consent, unless the Committee determines in its sole discretion that such action is not reasonably likely to significantly reduce or diminish the benefits provided to the participant under such award.

The Committee may waive any conditions or restrictions under, amend or modify the terms and conditions of, or cancel or terminate any outstanding award at any time. However, with the exception of actions taken to comply with law and subject to the provisions of the applicable award agreement, no such amendment, modification, cancellation or termination shall impair the rights of a participant under an award without such participant's written consent, unless the Committee determines in its sole discretion that such action is not reasonably likely to significantly reduce or diminish the benefits provided to the participant under such award.

Repricing Prohibited

As indicated above, outstanding stock options and stock appreciation rights cannot be repriced, directly or indirectly, without the prior consent of FedEx's stockholders. The exchange of an "underwater" option (*i.e.,* an option having an exercise price in excess of the current market value of the underlying stock) for another award or cash would be considered an indirect repricing and would, therefore, require the prior consent of FedEx's stockholders.

Loans Prohibited

FedEx will not loan funds to any participant for the purpose of paying the exercise price associated with a stock option or stock appreciation right granted under the Plan or for the purpose of paying any taxes associated with the grant, exercise, lapse of restriction, vesting, distribution, payment or other taxable event involving any award under the Plan.

New Plan Benefits

The benefits that will be awarded or paid under the Plan are not currently determinable. Any future awards granted to eligible participants under the Plan will be made at the discretion of the Committee, the Board of Directors or under delegated authority, and no such determination as to future awards or who might receive them has been made.

Existing Plan Benefits to Named Executive Officers and Others

The following table sets forth with respect to each named executive officer listed in the Summary Compensation Table on page 46 and each group listed below (i) the number of shares of common stock issuable pursuant to stock options granted under the Plan and (ii) the number of restricted shares of common stock awarded under the Plan, in each case since the Plan's inception on September 27, 2010 through July 29, 2013. It does not include any grants made during this same period under any of FedEx's other stock option or restricted stock plans.

	Option Shares Granted Since Adoption of Plan	Restricted Shares Granted Since Adoption of Plan
F.W. Smith	203,780	0
A.B. Graf, Jr.	24,620	20,005
D.J. Bronczek	32,640	25,760
T.M. Glenn	24,620	20,005
R.B. Carter	24,620	20,005
All current executive officers as a group	370,060	127,135
All non-employee directors as a group	117,590	0
All employees, including all current officers who are not executive officers, as a group	2,506,920	421,880

Foreign Jurisdictions

In order to foster and promote achievement of the material purposes of the Plan in foreign jurisdictions and to fairly accommodate for differences in local law, tax policy or custom, the Committee may grant awards with terms that are inconsistent with the terms of the Plan or provide additional terms. These inconsistent or additional terms may be reflected in sub-plans, supplements or alternative versions of the Plan, but will not include any provisions that are inconsistent with the Plan then in effect unless the Plan could have been amended to eliminate such inconsistency without further approval by the stockholders.

Expenses

All expenses of the Plan are paid for by FedEx.

Federal Income Tax Consequences

The following is a brief description of the material United States federal income tax consequences associated with awards under the Plan. It is based on existing United States laws and regulations, and there can be no assurance that those laws and regulations will not change in the future. Tax consequences in other countries may vary. This information is not intended as tax advice to anyone, including participants in the Plan.

Stock Options. Neither incentive stock option grants nor non-qualified stock option grants cause any tax consequences to the participant or FedEx at the time of grant. Upon the exercise of a non-qualified stock option, the excess of the market value of the shares acquired over their exercise price is ordinary income to the participant and is deductible by FedEx. The participant's tax basis for the shares is the market value thereof at the time of exercise. Any gain or loss realized upon a subsequent disposition of the stock will generally constitute capital gain, in connection with which FedEx will not be entitled to a tax deduction.

Upon the exercise of an incentive stock option, the participant will not realize taxable income, but the excess of the fair market value of the stock over the exercise price may give rise to alternative minimum tax. When the stock acquired upon exercise of an incentive stock option is subsequently sold, the participant will recognize income equal to the difference between the sales price and the exercise price of the option. If the sale occurs after the expiration of two years from the grant date and one year from the exercise date, the income will constitute long-term capital gain. If the sale occurs prior to that time, the participant will recognize ordinary income to the extent of the lesser of the gain realized upon the sale or the difference between the fair market value of the acquired stock at the time of exercise and the exercise price; any additional gain will constitute capital gain. FedEx will be entitled to a deduction in an amount equal to the ordinary income recognized by the participant, but no deduction in connection with any capital gain recognized by the participant. If the participant exercises an incentive stock option more than three months after his or her termination of employment due to retirement or more than twelve months after his or her termination of employment due to permanent disability, he or she is deemed to have exercised a non-qualified stock option.

Compensation realized by participants on the exercise of non-qualified stock options or the disposition of shares acquired upon exercise of any incentive stock options should qualify as performance-based compensation under the Code and thus not be subject to the $1,000,000 deductibility limit of Code Section 162(m).

Stock Appreciation Rights. A participant granted a stock appreciation right under the Plan will not recognize income, and FedEx will not be allowed a tax deduction, at the time the award is granted. When the participant exercises the stock appreciation right, the amount of cash and the fair market value of any shares of stock or other consideration received will be ordinary income to the participant and FedEx will be allowed a corresponding federal income tax deduction at that time. Compensation realized by the participant on the exercise of the stock appreciation right should qualify as performance-based compensation under the Code and thus not be subject to the $1,000,000 deductibility limit of Code Section 162(m).

Restricted Stock. Restricted stock is not taxable to a participant at the time of grant, but instead is included in ordinary income (at its then fair market value) when the restrictions lapse. A participant may elect, however, to recognize income at the time of grant, in which case the fair market value of the restricted shares at the time of grant is included in ordinary income and there is no further income recognition when the restrictions lapse. If a participant makes such an election and thereafter forfeits the restricted shares, he or she will be entitled to no tax deduction, capital loss or other tax benefit. FedEx is entitled to a tax deduction in an amount equal to the ordinary income recognized by the participant, subject to any applicable limitations under Code Section 162(m).

A participant's tax basis for restricted shares will be equal to the amount of ordinary income recognized by the participant. The participant will recognize capital gain (or loss) on a sale of the restricted stock if the sale price exceeds (or is lower than) such basis. The holding period for restricted shares for purposes of characterizing gain or loss on the sale of any shares as long- or short-term commences at the time the participant recognizes ordinary income pursuant to an award. FedEx is not entitled to a tax deduction corresponding to any capital gain or loss of the participant.

Restricted Stock Units. A participant will not recognize income, and FedEx will not be allowed a tax deduction, at the time a restricted stock unit award is granted. Upon receipt of shares of stock (or the equivalent value in cash or any combination of cash and FedEx common stock) in settlement of a restricted stock unit award, a participant will recognize ordinary income equal to the fair market value of the stock and cash received as of that date (less any amount he or she paid for the stock and cash), and FedEx will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Code Section 162(m).

Performance Awards. A participant will not recognize income, and FedEx will not be allowed a tax deduction, at the time a performance award is granted (for example, when the performance goals are established). Upon receipt of stock or cash (or a combination thereof) in settlement of a performance award, the participant will recognize ordinary income equal to the fair market value of the stock and cash received, and FedEx will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Code Section 162(m).

Code Section 409A.   If an award is subject to Code Section 409A (which relates to nonqualified deferred compensation plans), and if the requirements of Section 409A are not met, the taxable events as described above could apply earlier than described, and could result in the imposition of additional taxes and penalties. All awards that comply with the terms of the Plan, however, are intended to be exempt from the application of Code Section 409A or meet the requirements of Section 409A in order to avoid such early taxation and penalties.

Tax Withholding.   FedEx has the right to deduct or withhold, or require a participant to remit to FedEx, an amount sufficient to satisfy federal, state and local taxes (including employment taxes) required by law to be withheld with respect to any exercise, lapse of restriction or other taxable event arising as a result of the Plan. The Committee may, at the time the award is granted or thereafter, require or permit that any such withholding requirement be satisfied, in whole or in part, by delivery of, or withholding from the award, shares having a fair market value on the date of withholding equal to the amount required to be withheld for tax purposes.

Vote Required for Approval

The affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote is required to approve the amendment to the Plan.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.

EQUITY COMPENSATION PLANS

Equity Compensation Plans Approved by Stockholders

Stockholders approved FedEx's 1995, 1997, 1999 and 2002 Stock Incentive Plans, as amended, FedEx's Incentive Stock Plan, as amended, and FedEx's 2010 Omnibus Stock Incentive Plan. Although options are still outstanding under the 1995, 1997, 1999 and 2002 plans and the Incentive Stock Plan, no shares are available under these plans for future grants.

Equity Compensation Plans Not Approved by Stockholders

FedEx's 2001 Restricted Stock Plan, as amended, was approved by the Board of Directors, but was not approved by the stockholders. The 2001 Restricted Stock Plan was terminated in September 2010, and no further grants may be made under this plan, although there are still unvested restricted share awards outstanding under the plan. Under the terms of this plan, key employees received restricted shares of common stock as determined by the Compensation Committee. Only treasury shares were issued under this plan. Holders of restricted shares are entitled to vote such shares and to receive any dividends paid on FedEx common stock.

In connection with its acquisition of Caliber System, Inc. in January 1998, FedEx assumed Caliber's officers' deferred compensation plan. This plan was approved by Caliber's board of directors, but not by Caliber's or FedEx's stockholders. Following FedEx's acquisition of Caliber, Caliber stock units under the plan were converted to FedEx common stock equivalent units. In addition, the employer's 50% matching contribution on compensation deferred under the plan was made in FedEx common stock equivalent units. Subject to the provisions of the plan, distributions to participants with respect to their stock units may be paid in shares of FedEx common stock on a one-for-one basis. Effective January 1, 2003, no further deferrals or employer matching contributions will be made under the plan. Participants may continue to acquire FedEx common stock equivalent units under the plan, however, pursuant to dividend equivalent rights.

Summary Table

The following table sets forth certain information as of May 31, 2013, with respect to compensation plans under which shares of FedEx common stock may be issued.

Equity Compensation Plan Information

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in the First Column)
Equity compensation plans approved by stockholders	19,135,434[1]	$87.62	7,104,335[2]
Equity compensation plans not approved by stockholders	2,143[3]	N/A	—
Total	19,137,577	$87.62	7,104,335

(1) Represents shares of common stock issuable upon exercise of outstanding options granted under FedEx's stock option plans. This number does not include: (a) 2,800 shares of common stock issuable under a retirement plan assumed by FedEx for former non-employee directors of Caliber System, Inc.; and (b) 246 shares of common stock issuable under stock credit plans assumed by FedEx in the Caliber acquisition.

FedEx cannot make any additional awards under these assumed plans, but additional FedEx common stock equivalent units may be issued to current participants under the assumed stock credit plans pursuant to dividend equivalent rights.

(2) Shares available for equity grants under FedEx's 2010 Omnibus Stock Incentive Plan (no more than 621,925 of the shares available under the 2010 Omnibus Stock Incentive Plan may be used for full-value awards).

(3) Represents shares of FedEx common stock issuable pursuant to the officers' deferred compensation plan assumed by FedEx in the Caliber acquisition as described under "— Equity Compensation Plans Not Approved by Stockholders" above.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee assists the Board of Directors in its oversight of FedEx's financial reporting process. The Audit Committee's responsibilities are more fully described in its charter, which is available on the FedEx website at *http://investors.fedex.com* in the Corporate Governance section under "Committee Charters."

Management has the primary responsibility for the financial statements and the financial reporting process, including internal control over financial reporting. FedEx's independent registered public accounting firm is responsible for performing an audit of FedEx's consolidated financial statements and expressing an opinion on the fair presentation of those financial statements in conformity with United States generally accepted accounting principles. The independent registered public accounting firm also is responsible for performing an audit of and expressing an opinion on the effectiveness of FedEx's internal control over financial reporting.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited consolidated financial statements for the fiscal year ended May 31, 2013, including a discussion of, among other things:

- the acceptability and quality of the accounting principles;

- the reasonableness of significant accounting judgments and critical accounting policies and estimates;

- the clarity of disclosures in the financial statements; and

- the adequacy and effectiveness of FedEx's financial reporting procedures, disclosure controls and procedures and internal control over financial reporting, including management's assessment and report on internal control over financial reporting.

The Audit Committee also discussed with the Chief Executive Officer and Chief Financial Officer of FedEx their respective certifications with respect to FedEx's Annual Report on Form 10-K for the fiscal year ended May 31, 2013.

The Audit Committee reviewed and discussed with the independent registered public accounting firm the audited consolidated financial statements for the fiscal year ended May 31, 2013, the firm's judgments as to the acceptability and quality of FedEx's accounting principles and such other matters as are required to be discussed with the Audit Committee under the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB"), including those matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended (AICPA, *Professional Standards*, Vol. 1, AU section 380), as adopted by the PCAOB in Rule 3200T. The Audit Committee also reviewed and discussed with the independent registered public accounting firm its audit of the effectiveness of FedEx's internal control over financial reporting.

In addition, the Audit Committee received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the firm's communications with the Audit Committee concerning independence, and discussed with the independent registered public accounting firm the firm's independence.

The Audit Committee discussed with FedEx's internal auditor and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the internal auditor and the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of FedEx's internal controls and the overall quality of FedEx's financial reporting.

In reliance on the reviews and discussions referred to above, and the receipt of unqualified opinions from Ernst & Young LLP dated July 15, 2013, with respect to the consolidated financial statements of FedEx as of and for the fiscal year ended May 31, 2013, and with respect to the effectiveness of FedEx's internal control over financial reporting, the Audit Committee recommended to the Board of Directors, and the Board approved, that the audited consolidated financial statements be included in FedEx's Annual Report on Form 10-K for the fiscal year ended May 31, 2013, for filing with the Securities and Exchange Commission.

Audit Committee Members

John A. Edwardson — *Chairman*
Gary W. Loveman
Joshua I. Smith
David P. Steiner

AUDIT AND NON-AUDIT FEES

The following table sets forth fees for services Ernst & Young LLP provided to FedEx during fiscal 2013 and 2012, which were preapproved by FedEx's Audit Committee in accordance with the Policy on Engagement of Independent Auditor (discussed on the following page):

	2013	2012
Audit fees	$13,633,000	$12,622,000
Audit-related fees	1,034,000	810,000
Tax fees	571,000	327,000
All other fees	1,090,000	1,030,000
Total	$16,328,000	$14,789,000

- *Audit Fees.* Represents fees for professional services provided for the audit of FedEx's annual financial statements, the audit of FedEx's internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, the review of FedEx's quarterly financial statements, audit services provided in connection with other statutory or regulatory filings, and consents and comfort letters in connection with registered securities offerings and registration statements.

- *Audit-Related Fees.* Represents fees for assurance and other services related to the audit of FedEx's financial statements. The fees for fiscal 2013 were for benefit plan audits, international accounting and reporting compliance, and due diligence related to mergers and acquisitions. The fees for fiscal 2012 were for benefit plan audits and international accounting and reporting compliance.

- *Tax Fees.* Represents fees for professional services provided primarily for domestic and international tax compliance and advice. Tax compliance and preparation fees totaled $192,000 and $120,000 in fiscal 2013 and 2012, respectively.

- *All Other Fees.* Represents fees for products and services provided to FedEx not otherwise included in the categories above. The fees for fiscal 2013 were primarily for information technology risk assessments, risk advisory services and training services, and settlement system security assessments. The fees for fiscal 2012 were primarily for third-party data management and information technology risk assessments, insurance claims modeling and acquisition integration planning advisory services.

FedEx's Audit Committee has determined that the provision of non-audit services by Ernst & Young is compatible with maintaining Ernst & Young's independence.

PROPOSAL 4 — RATIFICATION OF THE APPOINTMENT OF
THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Appointment of Independent Registered Public Accounting Firm

Ernst & Young LLP audited FedEx's annual financial statements for the fiscal year ended May 31, 2013, and FedEx's internal control over financial reporting as of May 31, 2013. The Audit Committee has appointed Ernst & Young to be FedEx's independent registered public accounting firm for the fiscal year ending May 31, 2014. The stockholders are asked to ratify this appointment at the annual meeting. Representatives of Ernst & Young will be present at the meeting to respond to appropriate questions and to make a statement if they so desire.

Policies Regarding Independent Auditor

The Audit Committee is directly responsible for the appointment, compensation and oversight of the independent registered public accounting firm. To help ensure the independence of the independent registered public accounting firm, the Audit Committee has adopted two policies: the Policy on Engagement of Independent Auditor; and the Policy on Hiring Certain Employees and Partners of the Independent Auditor.

Pursuant to the Policy on Engagement of Independent Auditor, the Audit Committee preapproves all audit services and non-audit services to be provided to FedEx by its independent registered public accounting firm. The Audit Committee may delegate to one or more of its members the authority to grant the required approvals, provided that any exercise of such authority is presented at the next Audit Committee meeting.

The Audit Committee may preapprove for up to one year in advance the provision of particular types of permissible routine and recurring audit-related, tax and other non-audit services, in each case described in reasonable detail and subject to a specific annual monetary limit also approved by the Audit Committee. The Audit Committee must be informed about each such service that is actually provided. In cases where a service is not covered by one of those approvals, the service must be specifically preapproved by the Audit Committee no earlier than one year prior to the commencement of the service.

Each audit or non-audit service that is approved by the Audit Committee (excluding tax services performed in the ordinary course of FedEx's business and excluding other services for which the aggregate fees are expected to be less than $25,000) will be reflected in a written engagement letter or writing specifying the services to be performed and the cost of such services, which will be signed by either a member of the Audit Committee or by an officer of FedEx authorized by the Audit Committee to sign on behalf of FedEx.

The Audit Committee will not approve any prohibited non-audit service or any non-audit service that individually or in the aggregate may impair, in the Audit Committee's opinion, the independence of the independent registered public accounting firm.

In addition, FedEx's independent registered public accounting firm may not provide any services, including financial counseling and tax services, to any FedEx officer, Audit Committee member or FedEx managing director (or its equivalent) in the Finance department or to any immediate family member of any such person. The Policy on Engagement of Independent Auditor is available in the Corporate Governance section of the Investor Relations page of our website at *http:investors.fedex.com*.

Pursuant to the Policy on Hiring Certain Employees and Partners of the Independent Auditor, FedEx will not hire a person who is concurrently a partner or other professional employee of the independent registered public accounting firm or, in certain cases, an immediate family member of such a person. Additionally, FedEx will not hire a former partner or professional employee of the independent registered public accounting firm in an accounting role or a financial reporting oversight role if he or she remains in a position to influence the independent registered public accounting firm's operations or policies, has capital balances in the independent registered public accounting firm or maintains certain other financial arrangements with the independent registered public accounting firm. FedEx will not hire a former member of the independent registered public accounting firm's audit engagement team (with certain exceptions) in a financial reporting oversight role without waiting for a required "cooling-off" period to elapse.

FedEx's Executive Vice President and Chief Financial Officer will approve any hire who was employed during the preceding three years by the independent registered public accounting firm, and will annually report all such hires to the Audit Committee.

Vote Required For Ratification

The Audit Committee is responsible for selecting FedEx's independent registered public accounting firm. Accordingly, stockholder approval is not required to appoint Ernst & Young as FedEx's independent registered public accounting firm for fiscal year 2014. The Board of Directors believes, however, that submitting the appointment of Ernst & Young to the stockholders for ratification is a matter of good corporate governance. If the stockholders do not ratify the appointment, the Audit Committee will review its future selection of the independent registered public accounting firm.

The ratification of the appointment of Ernst & Young as FedEx's independent registered public accounting firm requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.

PROPOSAL 5 — STOCKHOLDER PROPOSAL: INDEPENDENT BOARD CHAIRMAN

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that the International Brotherhood of Teamsters General Fund, 25 Louisiana Avenue, N.W., Washington, D.C. 20001, the beneficial owner of 176 shares of FedEx common stock, intends to present the following proposal for consideration at the annual meeting:

"**RESOLVED:** The shareholders of FedEx Corporation (the ''Company'') urge the Board of Directors to adopt a policy that the Board's chairman be an independent director. The policy should be implemented so as not to violate any contractual obligation and should specify: (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT: We believe that a Board of Directors is less likely to provide rigorous independent oversight of management if the chairman is the CEO, as is the case with FedEx.

FedEx founder Frederick W. Smith has held the positions of chairman and CEO since 1977. We believe this leadership structure has allowed Smith to exert a dominant influence over the Board, impeding its ability to effectively oversee management.

Last year FedEx appointed Shirley Ann Jackson as a lead director, but this is a poor substitute for an independent chairman. Jackson has served on the FedEx board under the CEO's chairmanship for 14 years. She has received some of the lowest votes in support of her nomination to the board in recent years and we believe her commitment to FedEx shareholders is compromised because she serves on too many other corporate boards.

Jackson is a director of four other large public companies, a member of 13 board committees and in four cases she chairs those committees. In addition, Jackson has a full-time job as President of Rensselaer Polytechnic Institute where tax records show she works 70 hours a week.

Jackson also serves in several other civic roles including: the Smithsonian Institute Board of Regents; Council on Foreign Relations Board of Directors; Vice Chair of the U.S. Council on Competitiveness; Trustee of the Brookings Institute; Life Member of the MIT Corporate Board of Trustees; Financial Industry Regulatory Authority Board of Governors; International Security Advisory Board to the United States Secretary of State; Royal Academy of Engineering (UK); President's Council of Advisors on Science and Technology; and, Fellow of the American Academy of Arts and Sciences.

An examination of the Company's 2012 proxy statement raises additional questions about the board's ability to act independently from the CEO/chairman. Five of 12 members have served together for over a decade and five different members have financial ties to FedEx that could potentially compromise their independence. Also, three of the directors are CEOs of large public companies, including one who serves on three other corporate boards as well.

In light of the long tenure and financial ties that raise questions of independence for the vast majority of directors, an independent chairman is critical at FedEx.

We urge your support **FOR** this proposal."

Board of Directors' Statement in Opposition

The Board of Directors and its Nominating & Governance Committee have considered this proposal and concluded that its adoption is unnecessary and not in the best interests of our stockholders.

FedEx and its stockholders are best served by having Mr. Frederick W. Smith, FedEx's founder and Chief Executive Officer, serve as Chairman of the Board of Directors. FedEx's Bylaws provide that the Chairman of the Board of Directors shall be the Chief Executive Officer, unless the Board decides otherwise. This approach provides the Board with the necessary flexibility to determine whether the positions should be held by the same person or by separate persons based on the leadership needs of FedEx at any particular time. Adopting a policy to restrict the Board's discretion in selecting the Chairman of the Board, as well as restricting the ability to combine the positions of Chairman and CEO, would deprive the Board of the ability to select the most qualified and appropriate individual to lead the Board as Chairman. The Board has given careful consideration to separating the roles of Chairman and Chief Executive Officer and has determined that FedEx and its stockholders are best served by having Mr. Smith, FedEx's founder, serve as both Chairman of the Board of Directors and Chief Executive Officer. Mr. Smith's combined role as Chairman and Chief Executive Officer promotes unified leadership and direction for the Board and executive management and it allows for a single, clear focus for the chain of command to execute FedEx's strategic initiatives and business plans.

Mr. Smith has served as both Chairman of the Board and Chief Executive Officer of FedEx since 1977. Mr. Smith is the pioneer of the express transportation industry and his record of innovation, achievement and leadership speaks for itself. Under Mr. Smith's leadership, FedEx has become one of the most trusted and respected brands in the world. For twelve consecutive years FedEx has ranked in the top 20 in *FORTUNE* magazine's "World's Most Admired Companies" list, ranking number 10 on the most recent 2013 list. Mr. Smith has been named one of the top 30 chief executives in the world by *Barron's* magazine for five consecutive years. Under Mr. Smith's leadership, FedEx has also experienced strong long-term financial growth and stockholder return. FedEx's compound annual growth rates for revenue, earnings per share and stock price since its initial public offering in 1978 are approximately 17%, 9% and 15%, respectively. The Board of Directors believes that our stockholders have been well served by having Mr. Smith act as both Chairman and Chief Executive Officer.

FedEx's strong and independent Board of Directors, together with our Lead Independent Director, effectively oversees our management and provides vigorous oversight of FedEx's business and affairs. The Board of Directors is composed of independent, active and effective directors. Over the past two years, we have added highly qualified, independent directors to the Board in R. Brad Martin, the former CEO of Saks Incorporated, and Joshua Cooper Ramo, Vice Chairman of Kissinger Associates, Inc. Ten out of our eleven directors standing for reelection meet the independence requirements of the New York Stock Exchange and the Securities and Exchange Commission and the Board's standards for determining director independence. Mr. Smith is the only member of executive management who is also a director.

In addition, the Chairperson of the Nominating & Governance Committee, who is elected annually by a majority of the independent Board members, serves as the Lead Independent Director. The Lead Independent Director presides at all meetings of the Board if the Chairman of the Board and Chief Executive Officer is not present, serves as a liaison between the Chairman of the Board and Chief Executive Officer and independent Board members and is available to communicate with stockholders, as appropriate, if requested by such stockholders.

Dr. Shirley Ann Jackson, our Lead Independent Director, is an exemplary director and the consummate professional. We consider the breadth of her experience — in academia, in government service and as a member of other public company boards — to be a tremendous asset to our company. Her other directorships and commitments have not in any way interfered with her service as an effective and active member of the Board of Directors. The Board of Directors carefully considered Dr. Jackson's other directorships and commitments when determining that the Chairperson of the Nominating & Governance Committee would be the Lead Independent Director and when electing Dr. Jackson as Chairwoman of the Nominating & Governance Committee. The Board determined that Dr. Jackson's time commitments would not impede her ability to effectively discharge her responsibilities, and they have not.

As part of the Board's annual assessment of Committee membership, Mr. David P. Steiner has been selected to serve as Chairman of the Nominating & Governance Committee, and thus as the Lead Independent Director, effective immediately following the 2013 annual meeting of stockholders.

Requiring that the Chairman of the Board be an independent director is not necessary to ensure that our Board provides independent and effective oversight of FedEx's business and affairs. Such oversight is maintained at FedEx through the composition of our Board, the strong leadership and engagement of our independent directors, Board committees and Lead Independent Director, and our highly effective corporate governance structures and processes already in place.

The Board of Directors and its committees vigorously oversee the effectiveness of management policies and decisions, including the execution of key strategic initiatives. Each of the Board's Audit, Compensation, and Nominating & Governance Committees is composed entirely of independent directors. Consequently, independent directors directly oversee such critical matters as the integrity of FedEx's financial statements, the compensation of executive management, including Mr. Smith's compensation, the selection and evaluation of directors, and the development and implementation of corporate governance programs. The Compensation Committee, together with the other independent directors, conducts an annual performance review of the Chairman and Chief Executive Officer, assessing FedEx's financial and non-financial performance and the quality and effectiveness of Mr. Smith's leadership. In addition, the Nominating & Governance Committee oversees the processes by which Mr. Smith is evaluated.

The Board believes that FedEx's Corporate Governance Guidelines, which are available on the FedEx website, help ensure that strong and independent directors will continue to play the central oversight role necessary to maintain FedEx's commitment to the highest quality corporate governance. Pursuant to these governance principles, non-management Board members meet at regularly scheduled executive sessions without management present in conjunction with each in-person Board meeting. The Lead Independent Director presides over these meetings. In addition, the Lead Independent Director may call such meetings of the non-management Board members as he or she deems necessary or appropriate and may also be designated by the Chairman of the Board and Chief Executive Officer to preside at any Board or stockholder meeting.

The Lead Independent Director reviews and approves all Board meeting schedules and agendas and consults with the Chairman of the Board and Chief Executive Officer regarding other information sent to the Board in connection with Board meetings or other Board action.

Moreover, consistent with our philosophy of empowering each member of our Board of Directors, each Board member may place items on the agenda for Board meetings or raise subjects that are not on the agenda for that meeting. In addition, each Board member has complete and open access to any member of management and to the chairman of each Board committee for the purpose of discussing any matter related to the work of such committee. Lastly, the Board and each Board committee have the authority to retain independent legal, financial and other advisors as they deem appropriate. See "Corporate Governance Matters — Board Leadership Structure" on page 10 for more information on our governance practices.

In sum, the Board believes that FedEx and its stockholders have been and continue to be well served by having Mr. Smith serve as both Chairman of the Board and Chief Executive Officer. The current leadership model, when combined with the current composition of the Board and the other elements of our governance structure, strikes an appropriate balance between strong and consistent leadership and independent and effective oversight of FedEx's business and affairs. This proposal is clearly an attempt by the proponent to advance its own self-interest, which is inconsistent with the best interests of FedEx and its stockholders as a whole. Accordingly, we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "AGAINST" THIS PROPOSAL.

PROPOSAL 6 — STOCKHOLDER PROPOSAL: PROXY ACCESS FOR SHAREHOLDERS

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that Myra K. Young, 9295 Yorkship Court, Elk Grove, California 95758, the beneficial owner of 50 shares of FedEx common stock, intends to present the following proposal for consideration at the annual meeting:

"Proposal 6 – Proxy Access for Shareholders

WHEREAS, Stock appreciation at FedEx trails S&P 500 and UPS over two/five years. Our company has no lead director and a GMI Analyst ESG Rating of "F." Half our Board served ten years or more. Half served on at least three boards or are full-time CEOs.

In three years, we paid $1 million toward CEO security, additional costs for tax gross-ups, personal aircraft use, tax services, financial counseling, and insurance. Our CEO made $94 million from stock options over four years, had a $25 million pension, and gets $36 million on a change of control.

FedEx rewards management handsomely, leaving little for shareholders. Absent significant changes, our board reinforces pay for non-performance and leaves little hope of change in the near term.

RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our governing documents to allow shareowners to make board nominations as follows:

1. The Company proxy statement, form of proxy, and voting instruction forms shall include, listed with the board's nominees, alphabetically by last name, nominees of:

a. Any party of one or more shareowners that has collectively held, continuously for two years, at least one percent but less than five percent of the Company's securities eligible to vote for the election of directors, and/or

b. Any party of shareowners of whom 50 or more have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000 and collectively at least one half of one percent but less than five percent of the Company's securities eligible to vote for the election of directors.

2. For any board election, no shareowner may be a member of more than one such nominating party. Board members and officers of the Company may not be members of any such party.

3. Parties nominating under 1(a) may collectively, and parties nominating under 1(b) may collectively, make nominations numbering up to 24% of the company's board of directors. If either group should exceed its 24% limit, opportunities to nominate shall be distributed among parties in that group as evenly as possible.

4. If necessary, preference among 1(a) nominators will be shown to those holding the greatest number of the Company's shares for at least two years, and preference among 1(b) nominators will be shown to those with the greatest number who have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000.

5. Nominees may include in the proxy statement a 500 word supporting statement.

6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and the company's governing documents.

Vote to protect shareholder value:
Proxy Access for Shareholders – Proposal 6"

Board of Directors' Statement in Opposition

The Board of Directors and its Nominating & Governance Committee have considered this proposal and concluded that its adoption is unnecessary and not in the best interests of our stockholders.

Proxy access would bypass our independent Nominating & Governance Committee's process for identifying and recommending director nominees. An effective board of directors is composed of individuals with a diverse and complementary blend of experiences, skills and perspectives. Our independent Nominating & Governance Committee and Board of Directors are best situated to assess the particular qualifications of potential director nominees and determine whether they will contribute to an effective and well-rounded Board that operates openly and collaboratively. Allowing stockholders to nominate directors in our proxy statement would seriously undercut the role of the Nominating & Governance Committee and the Board in one of the most crucial elements of corporate governance, the election of directors.

Our Nominating & Governance Committee has developed criteria and a process for identifying and recommending director candidates for election by our stockholders, which are set forth in our Corporate Governance Guidelines and discussed above under "Corporate Governance Matters — Nomination of Director Candidates" and "Proposal 1 — Election of Directors — Experience, Qualifications, Attributes and Skills." In undertaking this responsibility, the Nominating & Governance Committee has a fiduciary duty to act in good faith for the best interests of FedEx and all of our stockholders. This process is designed to identify and nominate director candidates who possess a combination of skills, professional experience and diversity of backgrounds necessary to oversee our business and who can contribute to the overall effectiveness of our Board. With this process, we believe that our Nominating & Governance Committee and Board achieve the optimal balance of directors that best serve FedEx and our stockholders.

Our stockholders can recommend prospective director candidates for the Nominating & Governance Committee's consideration. As discussed above under "Corporate Governance Matters — Nomination of Director Candidates," our Nominating & Governance Committee considers director nominees proposed by our stockholders. Nominees proposed by stockholders for the Committee's consideration are evaluated and considered in the same manner as a nominee recommended by a Board member, management, search firm or other source.

FedEx's corporate governance policies ensure that the Board of Directors is held accountable and provide stockholders with access to the Board. The Board is accountable to FedEx's stockholders through the protections that are embedded in our governing documents. For example:

- All directors are elected annually;

- Our Bylaws require that we use a majority-voting standard in uncontested director elections and include a resignation requirement for directors who fail to receive the required majority vote. The Bylaws also prohibit the Board from changing back to a plurality-voting standard without the approval of our stockholders;

- All supermajority stockholder voting requirements in our Certificate of Incorporation and Bylaws have been eliminated;

- Our Bylaws require stockholder approval for any future "poison pill" prior to or within twelve months after adoption of the poison pill; and

- Stockholders are allowed to call a special stockholders' meeting, subject to the conditions set forth in our Bylaws.

In addition, our stockholders currently have the right to:

- Communicate directly with any director (including our Lead Independent Director), any Board committee or the full Board;

- Propose director nominees to the Nominating & Governance Committee, as discussed above;

- Submit proposals for presentation at an annual meeting and for inclusion in FedEx's proxy statement for that annual meeting, subject to certain conditions and the rules and regulations of the Securities and Exchange Commission; and

- Submit proposals, including nominations of director candidates, directly at an annual meeting, subject to certain conditions as set forth in our Bylaws.

The Board believes that FedEx's existing corporate governance policies provide the appropriate balance between ensuring Board accountability to stockholders and enabling the Board to effectively oversee FedEx's business and affairs for the long-term benefit of stockholders. In addition, these policies provide our stockholders with meaningful access to Board members.

Proxy access could decrease the effectiveness of our corporate governance. Allowing stockholders to use company proxy materials for contested director elections will not improve FedEx's corporate governance. Rather, proxy access could harm our company, Board of Directors and stockholders by:

- *Significantly Disrupting Company and Board Operations.* With proxy access, contested director elections could become routine. Divisive proxy contests would regularly and substantially disrupt company affairs and the effective functioning of our Board of Directors. We would be compelled to devote significant financial resources in support of Board-nominated candidates, and our management and directors would be required to divert their time from managing and overseeing company business to supporting Board director nominees.

- *Enhancing the Ability of Special Interest Groups to Elect Directors.* Proxy access would facilitate the nomination and election of special interest directors who further the particular agendas of the stockholders who nominated them, rather than the interests of all stockholders and FedEx's long-term business goals.

- *Balkanizing the Board of Directors.* The election of stockholder-nominated directors could create factions on the Board, leading to dissension and delay and thereby precluding the Board's ability to function effectively. A politicized Board of Directors cannot effectively serve the best interests of all our stockholders.

- *Discouraging Highly Qualified Director Candidates from Serving.* The prospect of routinely standing for election in a contested situation would deter highly qualified individuals from Board service. Such prospect also may cause our incumbent directors to become excessively risk averse, thereby impairing their ability to provide sound and prudent guidance with respect to all of our operations and interests.

The proposal's thresholds for nomination are too low and do not encourage Board representation focused on the long-term best interests of all FedEx stockholders. The proposal's thresholds of 1% ownership for two years or 0.5% ownership for one year are unreasonably low. These ownership requirements do not represent a sufficiently substantial, long-term interest in FedEx that justifies the significant costs and disruption of possible regular proxy contests. In addition, these low ownership thresholds would make it easier for stockholders with a special interest to use the company's proxy materials to publicize and campaign for their narrow agenda rather than the long-term best interests of all our stockholders.

For these reasons, we believe that this proposal is unnecessary and not in the best interests of our stockholders. Accordingly, we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "AGAINST" THIS PROPOSAL.

PROPOSAL 7 — STOCKHOLDER PROPOSAL: "LIMIT ACCELERATED EXECUTIVE PAY"

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, the beneficial owner of 100 shares of FedEx common stock, intends to present the following proposal for consideration at the annual meeting:

"Proposal 7 – Limit Accelerated Executive Pay

Resolved: Shareholders ask our board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive pay. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2013:

The Corporate Library/GovernanceMetrics International (GMI) has rated FedEx "D" in governance continuously since 2005. GMI also reported "High Concern" for director qualifications and "Very High Concern" for executive pay – $21 million for Fred Smith. Although total shareholder return is down 12% during a recent 5-year period, Mr. Smith made $94 million in stock options profits during that same period.

Fred Smith has served as both Chairman and CEO of FedEx and its predecessors for 35 years. He holds our two highest power positions but does not have the counterweight of a lead director.

A lack of quality governance oversight has led to a board that's long tenured and overcommitted, suggesting a great deal of comfort and familiarity. Epitomizing this was Shirley Ann Jackson, who served on five public boards and on more than a dozen separate committees. Half our directors had 10 to 41 years tenure. GMI said 10-years of tenure erodes director independence.

James Barksdale, with long-tenure, previously had 12-years in FDX management. Five of our directors each had a total of 3 to 5 board seats (distraction factor) and 3 directors were full-time CEOs.

One of these full-time CEOs was Paul Walsh, who not only runs Diaego PLC, one of the largest spirit and wine producers in the world, but apparently had ample time for our executive pay committee. A CEO on an executive pay committee is a red flag. Joining Mr. Walsh on the pay committee was the overextended Ms. Jackson and Susan Schwab, who was negatively flagged by GMI for involvement with the Calpine Corporation bankruptcy. Ms. Schwab also shared an intra-board relationship with director Josh Smith at Caterpillar.

Please vote to protect shareholder value:
Limit Accelerated Executive Pay – Proposal 7"

Board of Directors' Statement in Opposition

The Board of Directors and its Compensation and Nominating & Governance Committees have considered this proposal and concluded that its adoption is unnecessary and not in the best interests of our stockholders.

FedEx's executive compensation program effectively aligns the interests of our executives with the interests of our stockholders. Our executive compensation program is designed to retain and attract highly qualified and effective executives and to motivate them to substantially contribute to FedEx's future success for the long-term benefit of stockholders and appropriately reward them for doing so. Accordingly, we believe that there should be a strong relationship between pay and corporate performance, and our executive compensation program reflects this belief.

We award stock options and restricted stock to create and maintain a long-term economic stake in the company for our executives, thereby aligning their interests with the interests of our stockholders. In addition, these equity incentives are designed to motivate and reward our executives for maximizing long-term stockholder value. For fiscal 2013, 51% of the target total direct compensation for Frederick W. Smith, our Chairman, President and Chief Executive Officer, consisted of stock options, which only have value if our stock price appreciates after the grant date. For our other named executive officers, 39%-42% of their fiscal 2013 target total direct compensation consisted of stock options and restricted stock awards.

Our Compensation Committee annually considers the results of the most recent advisory vote by our stockholders to approve named executive officer compensation. In 2012, 95.5% of the voted shares supported the compensation of FedEx's named executive officers. Our Compensation Committee and Board of Directors interpret this strong level of support as affirmation of the current design, purposes and direction of FedEx's executive compensation program.

The proposal would unduly restrict our Compensation Committee's and Board's ability to structure executive compensation. All equity compensation awards are currently made under our 2010 Omnibus Stock Incentive Plan (the "Plan"). The Plan was approved at our 2010 annual meeting of stockholders, with 90.7% of the voted shares approving the Plan. Under the terms of the Plan, the vesting of outstanding stock options and restricted shares is accelerated upon a "change of control" (as defined in the Plan) of FedEx, provided that our Compensation Committee may exercise its discretion to provide for a different treatment with respect to any particular equity award, as set forth in the related award agreement. The proposal would eliminate the ability of our Compensation Committee, as expressly contemplated by the stockholder-approved Plan, to determine the change-of-control vesting terms of an equity award made under the Plan to a senior executive.

Our stockholders were aware of the change of control provision when they approved the Plan. We believe that our Compensation Committee, which is composed entirely of independent directors, and Board are in the best position to design and implement executive compensation practices and principles that are aligned with the interests of our stockholders. To do that, the Compensation Committee and Board must have the flexibility and discretion to structure an effective and competitive executive compensation program, taking into account best practices, market competitiveness and FedEx's strategic, operational and financial goals. Pro-rata vesting upon a change of control is highly unusual, and the proposal's restrictions impose an untested structure which limits the Compensation Committee's and Board's ability to exercise their judgment.

The proposal could deny our senior executives the opportunity to realize their equity incentive awards, creating a misalignment between the executives and our stockholders during a transaction. A significant percentage of each executive officer's compensation opportunity is provided in the form of equity awards that have value only if vesting occurs. These equity awards support the achievement of FedEx's business strategies and goals, align financial rewards with the economic interests of our stockholders and promote retention of leadership talent that is critical to our success. These awards are a fundamental element of our executives' compensation and are granted and accepted with the expectation that the executives will be given a fair opportunity to vest into these awards.

The proposal would require pro-rata vesting of equity awards up to the time of a senior executive's termination of employment upon a change of control. The proposal would not allow our senior executives to recognize the value of their equity awards upon a change of control and, therefore, would conflict with the objectives of our executive compensation program — namely, the alignment of stockholder and executive interests.

Without the ability to retain senior executives during a potential change of control, our ability to deliver maximum stockholder value in the transaction could be impaired. The risk of job loss, coupled with the loss of significant equity awards, may present an unnecessary distraction for our senior executives and could lead senior executives to begin seeking new employment while the transaction is being negotiated or is pending. The proposal would eliminate our Board's ability to provide reasonable assurance to our senior executives that they would realize the expected value of their equity awards even if a change-of-control transaction were completed, so that they could focus on maximizing the value our stockholders would receive upon the change of control.

Securing the vesting of our executives' equity awards in connection with a change of control enables our executives to avoid distractions and potential conflicts of interest that could otherwise arise when a potential change-of-control transaction is being considered. This permits our leadership team to remain focused on protecting stockholder interests and maximizing stockholder value during the course of the event. If a potential change-of-control transaction is in the best interests of our stockholders, our executives should be motivated to focus their full energy on pursuing this alternative, even if it is likely to result in the termination of their employment. Securing the vesting of our senior executives' equity awards in the event of change of control reinforces this message and duty.

In sum, our Board believes that FedEx's current executive compensation policies and practices are appropriate and effective, aligning the interests of our executives with those of our stockholders. We believe that our executive compensation program provides us with the ability to effectively retain, attract and motivate talented executives. Adoption of this proposal could undermine the objectives of our executive compensation program and would not be in the best interests of our stockholders.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "AGAINST" THIS PROPOSAL.

PROPOSAL 8 — STOCKHOLDER PROPOSAL: HEDGING AND PLEDGING POLICY

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that Amalgamated Bank's LongView LargeCap 500 Index Fund, 275 Seventh Avenue, New York, New York 10001, the beneficial owner of 49,427 shares of FedEx common stock, intends to present the following proposal for consideration at the annual meeting:

"RESOLVED: The shareholders of FedEx Corporation urge the board of directors to adopt a policy (the "Policy") that equity-based compensation plans should prohibit directors and senior executives who are compensated under such plans from engaging in hedging or pledging transactions involving FedEx shares issued pursuant to those plans. "Hedging or pledging transactions" include trading in puts, calls or other derivative products whose underlying asset is FedEx's stock; engaging in hedging or monetization transactions such as prepaid forward contracts; holding shares in a margin account; or pledging shares as collateral for a loan. The board may, in its discretion, supplement the definition of "hedging or pledging transactions" to include other transactions involving FedEx shares that, in the board's judgment, undermine a director's or senior executive's alignment of interest with the shareholders' interest and the incentive effects of equity-based compensation.

The Policy should operate prospectively to equity-based compensation plans adopted after the date on which the board adopts the Policy (as well as to future amendments of existing plans) and should be applied so as not to violate any contractual obligations of FedEx.

SUPPORTING STATEMENT

As shareholders, we support executive compensation policies that reward good long-term performance and that align the interests of senior executives and directors with those of shareholders. We are concerned that this may not be happening at FedEx.

A FedEx company manual generally bars hedging and pledging transactions, but allows FedEx's general counsel to grant exceptions. The general counsel has done so for Chair and CEO Fred W. Smith, who (according to last year's proxy) has been allowed to pledge over 25% of his holdings in order to collateralize loans that fund his outside business ventures and prior purchases of FedEx stock. A 2012 Wall Street Journal survey noted that the value of Smith's pledged shares was the largest amount disclosed among the companies reporting that their executives had pledged shares.

We support a prohibition for directors and senior executives that appears not simply in an internal manual, but in the text of equity-compensation plans that are presented to and approved by shareholders. We believe that making this requirement a condition of being compensated under such plans could more closely align the interest of directors and senior executives with the interests of shareholders. For example, if a senior executive's pledged shares are subject to a margin call, a significant number of shares may be suddenly dumped on the market, which can depress a stock price that is already declining. Similarly, if holdings in company shares are hedged, senior executives and directors may be better protected against price drops than other shareholders.

Proxy advisor Institutional Shareholder Services considers hedging and pledging a failure of risk oversight sufficient to warrant possible votes against directors, a committee or the entire board.

We urge shareholders to vote for this proposal."

Board of Directors' Statement in Opposition

The Board of Directors and its Compensation and Nominating & Governance Committees have considered this proposal and concluded that its adoption is unnecessary and not in the best interests of our stockholders.

FedEx prohibits its officers and directors from engaging in hedging or similar transactions involving FedEx shares. We already satisfy an essential element of the proposal by prohibiting our directors and officers from engaging in transactions that signal a lack of confidence in FedEx's prospects or that shift or hedge any economic risk associated with owning FedEx shares, including the following:

- Publicly traded (or exchange-traded) options, such as puts, calls and other derivative securities;

94

- Short sales, including "sales against the box"; and

- Hedging or monetization transactions, such as zero-cost collars and forward sales contracts.

We recognize that these transactions could weaken the incentives created by our executive compensation program and result in a disconnect between the interests of our officers and directors and the interests of our stockholders. Therefore, we recently amended our policy to prohibit hedging and monetization transactions in all circumstances.

A complete prohibition of all pledging transactions could discourage our Board members and senior officers from holding significant amounts of FedEx stock. As discussed under "Corporate Governance Matters — Stock Ownership Goal for Directors and Senior Officers" on pages 13 and 14, the Board of Directors has established a stock ownership goal for directors and senior officers. This goal has been highly effective in promoting meaningful and significant stock ownership by our executives and Board members and aligning their interests with the interests of our stockholders. Academic research has shown a direct correlation between executive stock ownership and favorable stockholder returns. A complete ban on pledging, however, could discourage our executives and directors from owning significant levels of FedEx stock, which we believe would negatively affect stockholders.

Reasonable amounts of share pledging, when used as an alternative to selling the shares outright, do not raise the same concerns as hedging transactions designed to protect against drops in stock price. Pledging in this context is simply a way for the executive to achieve liquidity without sacrificing stock ownership. It is not used to shift or hedge any economic risk or as a bet against FedEx shares and, therefore, does not create any misalignment of management and stockholder interests.

FedEx shares may constitute a significant portion of an executive's or director's personal assets. As a result, situations may arise in which using FedEx shares as collateral for his or her financial obligations or held in margin accounts is an attractive means to obtain liquidity rather than achieving it through decreased share ownership. Absent the ability to pledge FedEx shares in this manner, an officer or director may be forced to sell shares.

An absolute prohibition on pledging could create a disincentive for our officers and directors to hold substantial amounts of FedEx shares for long periods. We believe stockholders are interested in requiring executives to hold significant levels of company shares as a form of good governance. In order to gain liquidity, executives may be compelled, perhaps regularly, to sell shares and maintain reduced levels of stock ownership, which is not in our stockholders' best interests.

FedEx's current pledging policy is reasonable and effectively balances the interests of management and our stockholders. An officer's and director's ability to manage his or her financial affairs must be appropriately balanced against the potential adverse impact to stockholders and the company that could result from the pledging of a significant number of company shares by executives and directors. FedEx's current policy on margin accounts and pledges of FedEx shares strikes this balance.

FedEx generally prohibits our officers and directors from holding FedEx shares in a margin account or pledging FedEx shares as collateral for a loan. Our General Counsel may, however, grant an exception on a case-by-case basis for an officer or director who clearly demonstrates the financial capacity to repay the loan without resorting to the pledged shares.

Our pledging policy effectively mitigates the risk that forced sales of pledged shares could prompt a broader sell-off or further depress a declining stock price, while providing our officers and directors with reasonable flexibility to use their FedEx shares as collateral for loans for needed liquidity and encouraging them to retain substantial ownership of their shares.

Only one FedEx executive officer or director has any pledged FedEx shares, and this circumstance does not present any meaningful risk to the company or our stockholders. Our policy as applied demonstrates that it has been implemented reasonably. Only Frederick W. Smith, FedEx's founder and Chairman of the Board, President and Chief Executive Officer, has pledged shares. None of the shares pledged by Mr. Smith were acquired through a FedEx equity compensation plan. His pledged shares are not used to shift or hedge any economic risk in owning FedEx stock, but to collateralize loans used to fund outside business ventures and prior purchases of FedEx shares.

In accordance with our policy, Mr. Smith has established his financial capacity to repay the loan without resorting to the pledged shares.

The Board of Directors does not believe that this transaction presents any meaningful risk to FedEx or our stockholders. No other FedEx executive officer or Board member currently holds FedEx shares that are pledged pursuant to a margin account, loan or otherwise.

Including the pledging and hedging prohibition in an equity compensation plan is unnecessary and would not benefit our stockholders. We have adopted comprehensive and detailed policies — the FedEx Securities Manual — that regulate trading in FedEx stock by our employees, including our executive officers, and Board members. The Securities Manual also includes our policy on hedging and pledging transactions. A violation of the Securities Manual could result in termination of employment.

The proponent asserts that including the hedging and pledging prohibition in an equity compensation plan could more closely align the interest of directors and senior executives with stockholder interests. We disagree. All FedEx officers and directors are required to comply with the policies set forth in the Securities Manual, and our General Counsel oversees compliance with and enforcement of these policies. The inclusion of our policy on pledging and hedging in the Securities Manual is arguably stronger than the placement of the policy in an equity compensation plan, since violations of the Securities Manual could lead to termination of employment while violating a provision of the equity compensation plan would only affect the terms of equity compensation granted under the plan. The proposal's request, therefore, in no way enhances the efficacy of the policy or provides any discernible benefit to our stockholders.

For these reasons, we believe that this proposal is unnecessary and not in the best interests of our stockholders. Accordingly, we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "AGAINST" THIS PROPOSAL.

PROPOSAL 9 — STOCKHOLDER PROPOSAL: POLITICAL CONTRIBUTIONS REPORT

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that the Comptroller of the City of New York, 1 Centre Street, New York, New York 10007-2341, as custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System, the beneficial owner of 819,890 shares of FedEx common stock, intends to present the following proposal for consideration at the annual meeting:

''**Resolved,** that the shareholders of **FedEx** (''Company'') hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

    1.   Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.

    2.   Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:

        a. The identity of the recipient as well as the amount paid to each; and

        b. The title(s) of the person(s) in the Company responsible for decision-making.

The report shall be presented to the board of directors or relevant board committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of **FedEx,** we support transparency and accountability in corporate spending on political activities. Disclosure is in the best interest of the company and its shareholders and critical for compliance with federal ethics laws. The Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said, ''[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages.''

We recognize that our Company offers a brief policy on corporate political spending on its website. This policy leaves much room for ambiguity, however, since it does not address certain avenues of spending, including any independent expenditures and indirect spending through trade associations and 501(c)(4) groups.

Meanwhile, publicly available records show that FedEx contributed at least **$3.7 million** in corporate funds since 2003. (CQ: http://moneyline.cq.com and National Institute on Money in State Politics: http://www.followthemoney.org) In addition, FedEx scored just **33 out of 100 points** in the *2012 CPA-Zicklin Index of Corporate Political Accountability and Disclosure*, placing it near the bottom of a ranking of the 196 largest U.S. companies. This is in comparison with our Company's peer, UPS, which scored 78 and placed in the top tier of the group.

Relying on publicly available data does not provide a complete picture of the Company's political spending. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations used for political purposes. This would bring our Company in line with a growing number of leading companies, including UPS, Merck and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.''

Board of Directors' Statement in Opposition

The Board of Directors and its Nominating & Governance Committee have considered this proposal and concluded that its adoption would not be in the best interests of our stockholders.

The Board believes it is in the best interests of our stockholders for FedEx to be an effective participant in the political process. We are subject to extensive regulation at the federal and state levels and are involved in a number of legislative initiatives in a broad spectrum of policy areas that can have an immediate and dramatic effect on our operations. We ethically and constructively promote legislative and regulatory actions that further the business objectives of FedEx and attempt to protect FedEx from unreasonable, unnecessary or burdensome legislative or regulatory actions at all levels of government. As more fully described in our policy regarding political contributions (which is available in the Corporate Governance section of the Investor Relations page of our website at *http://investors.fedex.com*), we actively participate in the political process with the ultimate goal of promoting and protecting the economic future of FedEx and our stockholders and employees.

An important part of participating effectively in the political process is making prudent political contributions — but only where permitted by applicable law. Political contributions of all types are subject to extensive governmental regulation and public disclosure requirements, and FedEx is fully committed to complying with all applicable campaign finance laws. For example, corporate contributions are subject to certain limitations at the federal level, and we make none. While some states allow corporate contributions to candidates or political parties, it is FedEx's policy not to make such contributions. FedEx also does not make corporate contributions to groups organized under section 527 of the Internal Revenue Code, except to the organizational committees of the Democratic and Republican national party conventions and the annual Democratic and Republican Governor's conferences. These limited corporate political contributions are approved by the Corporate Vice President of Government Affairs, in consultation with appropriate members of FedEx senior management. The Executive Vice President and General Counsel provides periodic updates to the Board of Directors on FedEx's political activities. FedEx files quarterly reports with the United States House of Representatives and Senate that disclose a list of our lobbying activities, and these reports are publicly available at *http://lobbyingdisclosure.house.gov/*. As a result of these policies and mandatory public disclosure requirements, the Board has concluded that ample public information exists regarding FedEx's political contributions to alleviate the concerns cited in this proposal.

FedEx also provides an opportunity for its employees to participate in the political process by joining FedEx's non-partisan political action committee ("FedExPAC"). FedExPAC allows our employees to pool their financial resources to support federal, state and local candidates, political party committees and political action committees. The political contributions made by FedExPAC are funded entirely by the voluntary contributions of our employees. No corporate funds are used. Appropriate members of FedEx senior management decide which candidates, campaigns and committees FedExPAC will support based on a nonpartisan effort to advance and protect the interests of FedEx and our stockholders and employees. Moreover, FedExPAC's activities are subject to comprehensive regulation by the federal government, including detailed disclosure requirements, which include monthly reports with the Federal Election Commission. These reports are publicly available at *http://fec.gov/* and include an itemization of FedExPAC's receipts and disbursements, including any political contributions.

Our participation in the political process is designed to promote and protect the economic future of FedEx and our stockholders and employees, and we make political contributions and maintain memberships with a variety of trade associations expressly for that purpose. Participation as a member of these associations comes with the understanding that we may not always agree with all of the positions of the organizations or other members, but that we believe that the associations take many positions and address many issues in a meaningful and influential manner and in a way that will work to continue to provide strong financial returns.

We have in place effective reporting and compliance procedures to ensure that our political contributions are made in accordance with applicable law and we closely monitor the appropriateness and effectiveness of the political activities undertaken by the most significant trade associations in which we are a member. For example, we have policies that govern FedEx employee involvement in trade associations and accounting procedures that allow us to record and monitor these expenditures.

Finally, the Board believes that the expanded disclosure requested in this proposal could place FedEx at a competitive disadvantage by revealing its strategies and priorities. Because parties with interests adverse to FedEx also participate in the political process to their business advantage, any unilateral expanded disclosure, above what is required by law and equally applicable to all similar parties engaged in public debate, could benefit those parties while harming the interests of FedEx and our stockholders. The Board believes that any reporting requirements that go beyond those required under existing law should be applicable to all participants in the process, rather than FedEx alone (as the proponent requests).

In short, we believe that this proposal is duplicative and unnecessary, as a comprehensive system of reporting and accountability for political contributions already exists. If adopted, the proposal would apply only to FedEx and to no other company and would cause FedEx to incur undue cost and administrative burden, as well as competitive harm, without commensurate benefit to our stockholders. Accordingly, we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "AGAINST" THIS PROPOSAL.

PROPOSAL 10 — STOCKHOLDER PROPOSAL: CONGRUENCY BETWEEN CORPORATE VALUES AND POLITICAL CONTRIBUTIONS

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that the NorthStar Asset Management, Inc. Funded Pension Plan, PO Box 301840, Boston, Massachusetts 02130, the beneficial owner of 169 shares of FedEx common stock, intends to present the following proposal for consideration at the annual meeting:

''Whereas, the Supreme Court ruling in *Citizens United v. Federal Election Commission* interpreted the First Amendment right of freedom of speech to include certain corporate political expenditures involving ''electioneering communications,'' which resulted in greater public and shareholder concern about corporate political spending;

Whereas, proponents believe FedEx Corporation should establish policies that minimize risk to the firm's reputation and brand through possible future missteps in corporate political contributions;

Whereas, an October 2010 Harris Poll indicated that nearly half of all respondents (46%), when given the option, would shop elsewhere if they learned that a business they patronized had contributed to a candidate or a cause that they opposed;

Whereas, the FedEx Political Action Committee (FedExPAC) discloses its contributions publically as required by Federal law and according to the FedEx policy on political contributions, ''a committee composed of appropriate members of FedEx senior management decides which candidates, campaigns and committees the FedEx PAC will support based on a nonpartisan effort to advance and protect the interests of the company and our stockholders and employees'';

Whereas, FedEx's Environmental Policy states that ''we remain focused on sourcing environmental solutions that will lessen our footprint, while serving as an example to our peers,'' yet analysis of FedExPAC's disclosed contributions has shown that since 2009 FedExPAC contributed almost **$1 million** to politicians voting against the *American Clean Energy and Security Act of 2009* (H.R. 2454) and voting to deregulate greenhouse gases (H.R. 910);

Whereas, FedEx's nondiscrimination policy states that we ''will not tolerate ... discrimination of any kind involving ... gender, sexual orientation, gender identity, gender expression, age, disability, veteran status, marital status (where applicable),'' yet since 2009, FedExPAC contributed over **$1.4 million** to politicians voting against hate crimes legislation and against the repeal of Don't Ask Don't Tell, and/or sponsoring the Federal Marriage Amendment Act, which would eliminate equal marriage rights across the nation;

Whereas, lack of accountability puts the corporation and shareholder value at risk for litigation and boycott should it become publically known that the corporation violated its own values;

Resolved: Shareholders request that the Board of Directors create and implement a policy to better ensure consistent incorporation of corporate values as defined by FedEx's stated policies (including our Code of Business Conduct and Ethics, and our Environmental Policy) into all FedEx political and electioneering contribution decisions.

Supporting Statement: Proponents recommend that the policy address risks to our company's brand, reputation, or shareholder value, and a clearly stated mechanism for assessing whether the activities of potential recipients of political contributions diverge from the values expressed by existing company policies. ''Expenditures for electioneering communications'' means spending directly, or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.''

Board of Directors' Statement in Opposition

The Board of Directors and its Nominating & Governance Committee have considered this proposal and concluded that its adoption would not be in the best interests of our stockholders.

FedEx is one of the most trusted and respected companies in the world. Among the many reputation awards we received during fiscal 2013, FedEx ranked 10th in *FORTUNE* magazine's ''World's Most Admired Companies'' list — the 12th consecutive year we have been ranked in the top 20 on the list. Additionally, FedEx recently ranked 12th on the Reputation Institute's ''U.S Reputation Pulse'' list, which measures the corporate reputations of the largest U.S. companies based on consumers' trust, esteem, admiration and good feeling about a company. Lastly, in a 2012 survey of U.S. consumers conducted by the Reputation Institute and the Boston College Center for Corporate Citizenship, FedEx placed 7th on the Corporate Social Responsibility Index (CSRI) 50 — a list of the most socially responsible companies in the United States.

The FedEx brand is one of the most widely recognized in the world and one of our most important and valuable assets. We have a strong reputation among customers and the general public for high standards of social and environmental responsibility and corporate governance and ethics. The FedEx brand name and our corporate reputation are powerful sales and marketing tools. Adverse publicity whether justified or not, relating to company activities or actions of our employees, could tarnish our reputation and reduce the value of our brand. As a result, we devote significant resources to promoting and protecting our brand and reputation.

At the same time, it is necessary and in the best interests of our stockholders for FedEx to be an effective participant in the political process. We are subject to extensive regulation at the federal and state levels and are involved in a number of legislative initiatives in a broad spectrum of policy areas that can have an immediate and dramatic effect on our operations. We ethically and constructively promote legislative and regulatory actions that further the business objectives of FedEx and attempt to protect FedEx from unreasonable, unnecessary or burdensome legislative or regulatory actions at all levels of government.

Our participation in the political process is designed to promote and protect the economic future of FedEx and our stockholders and employees, and we make political contributions and maintain memberships with a variety of trade associations expressly for that purpose. Participation in the political process and as a member of these associations comes with the understanding that we may not always agree with all of the positions of these recipients or organizations. We believe, however, that these recipients and associations take many positions and address many issues of importance to FedEx in a meaningful manner and in a way that will work to continue to provide strong financial returns. Supporting individuals and organizations whose prevalent positions on a wide array of issues help advance the best interests of FedEx and our stockholders and employees does not violate our corporate values.

Furthermore, our current political contribution policies and procedures help ensure that our participation in the political process does not harm our brand or reputation. For example:

- FedEx has a policy of making no corporate contributions at the federal or state level.

- FedEx does not make corporate contributions to groups organized under section 527 of the Internal Revenue Code, except to the organizational committees of the Democratic and Republican national party conventions and the annual Democratic and Republican Governor's conferences.

- These limited corporate political contributions are approved by the Corporate Vice President of Government Affairs, in consultation with appropriate members of FedEx senior management. The Executive Vice President and General Counsel provides periodic updates to the Board of Directors on FedEx's political activities.

- All contributions by FedEx's non-partisan political action committee ("FedExPAC") are approved by appropriate members of FedEx senior management, and are based on a nonpartisan effort to advance and protect the interests of FedEx and our stockholders and employees. The political contributions made by FedExPAC are funded entirely by the voluntary contributions of our employees. No corporate funds are used.

In short, we believe that adopting the policy recommended by this proposal would restrict our ability to make political contributions in support of those whose policy positions are supportive of the legitimate business interests of FedEx. The Board believes that our current policies and procedures adequately protect our corporate brand, values and reputation, while allowing FedEx to actively and effectively participate in the political process with the ultimate goal of promoting and protecting the economic future of the company and our stockholders and employees. Accordingly, we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "AGAINST" THIS PROPOSAL.

PROPOSAL 11 — STOCKHOLDER PROPOSAL: VOTE COUNTING TO EXCLUDE ABSTENTIONS

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that Investor Voice, 2212 Queen Anne Avenue North, #406, Seattle, Washington 98109, on behalf of the Equality Network Foundation, the beneficial owner of 46 shares of FedEx common stock, intends to present the following proposal for consideration at the annual meeting:

"**RESOLVED:** Shareholders of FedEx Corporation ("FedEx" or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise.

SUPPORTING STATEMENT:

FedEx is regulated by the Securities and Exchange Commission (SEC). The SEC dictates a specific vote-counting standard for the purpose of establishing eligibility for resubmission of shareholder-sponsored proposals. This formula is the votes cast FOR, divided only by the FOR plus AGAINST votes.

FedEx does not follow this *SEC Standard*, but instead determines results by the votes cast FOR a proposal, divided by the FOR votes, AGAINST votes, and ABSTAIN votes.

FedEx's policy states (for shareholder-sponsored proposals) that abstentions "will have the same practical effect as votes against the proposal."

Using ABSTAIN votes as FedEx does counters a hallmark of democratic voting – honoring voter intent. Thoughtful voters who choose to abstain should not have their choices arbitrarily and universally switched to oppose a matter.

THREE CONSIDERATIONS:

[1] Abstaining voters consciously act to abstain – to have their vote noted, but not counted. Yet, FedEx unilaterally counts all abstentions as against a Proposal (irrespective of the voter's intent).

[2] Abstaining voters have consciously chosen to not support management's recommendation against a shareholder-sponsored item. Despite this, FedEx ignores voter intent and unilaterally counts all abstentions to side with management.

[3] Further, we observe that FedEx embraces the *SEC Standard* (that this proposal requests) for director elections. In these cases, the Company excludes abstentions, stating they "will have no effect" – which boosts the vote-count for management-nominated directors.

However, when it comes to shareholder-sponsored proposals, FedEx does not follow the *SEC Standard*. Instead, it does the opposite: the Company switches to a different formula that includes abstentions. This depresses (and therefore harms) the vote-count for every shareholder-sponsored proposal, regardless of topic.

IN CLOSING:

These practices fail to respect voter intent, are arbitrary, and run counter to core principles of democracy.

We believe a system that is internally inconsistent is confusing, harms shareholder best-interest, and unfairly empowers management at the expense of stockholders.

FedEx tacitly acknowledges the inequity of these practices when it applies the *SEC Standard* to board elections, while applying a different formula that artificially lowers the vote to shareholder-sponsored proposals.

This Proposal calls for the democratic, fair, and consistent use – across-the-board – of the *SEC Standard*, while allowing flexibility for different thresholds where required.

Therefore, please vote FOR this common-sense governance Proposal that ensures fair vote-counting at FedEx."

Board of Directors' Statement in Opposition

The Board of Directors and its Nominating & Governance Committee have considered this proposal and concluded that its adoption is unnecessary and not in the best interests of our stockholders.

FedEx's stockholder approval standard and vote counting methodology of including abstentions is consistent with Delaware law and followed by a majority of Delaware companies. FedEx is incorporated in the State of Delaware and, therefore, Delaware law governs the voting standards for action by FedEx's stockholders.

The required vote for action by FedEx's stockholders follows the default approval standard for stockholder action under Delaware law. Under FedEx's Bylaws, when a quorum is present, the vote of the holders of the majority of the shares present, in person or by proxy, and entitled to vote is required to approve any matter brought before a stockholder meeting, other than the election of directors. We believe the majority of Delaware corporations adhere to the same default voting standard.

Under Delaware law, abstention votes are considered shares "entitled to vote." Accordingly, in the vote tabulation for matters that require the affirmative vote of the majority of the shares present and entitled to vote, abstentions are not included in the numerator (because they are not affirmative votes), but are included in the denominator as shares entitled to vote. Abstentions under this standard, therefore, have the same practical effect as a vote "against" a proposal.

FedEx's vote counting methodology of including abstentions applies identically to management-sponsored proposals <u>and</u> stockholder proposals. In its supporting statement, the proponent focuses on the effect that counting abstentions has on stockholder proposals. Abstentions are also included, however, in the vote tabulation for management-sponsored proposals other than the election of directors. At the annual meeting, our stockholders are being asked to adopt an advisory resolution to approve named executive officer compensation, to approve an amendment to FedEx's 2010 Omnibus Stock Incentive Plan and to ratify the appointment of FedEx's independent registered public accounting firm — all management-sponsored proposals. As disclosed in this proxy statement, abstention votes are included in the vote count for each of these management-sponsored proposals and have the same practical effect as a vote against them. Our vote count standard does not favor these management-sponsored proposals over the stockholder proposals. Both are treated equally.

The Board of Directors believes that since stockholders are made aware of the treatment and effect of abstentions, counting abstention votes effectively honors the intent of our stockholders. Stockholders typically have three voting choices for a particular proposal: for, against and abstain. In the proxy statement for the annual meeting, we disclose the vote required to approve each proposal. We also describe how abstentions will be counted in the vote tabulation and the effect of abstentions on the outcome of a matter, on a proposal-by-proposal basis. Our stockholders are, therefore, informed that if they vote "abstain" on a proposal other than the election of directors, their vote will have the same practical effect as an "against" vote.

The Board of Directors believes that counting abstention votes effectively honors the intent of our stockholders. If a stockholder elects to abstain on a matter, the Board believes that the stockholder recognizes the impact of the vote and expects it to be included in the vote count.

The Board of Directors believes that lowering the approval standard for proposals would be poor corporate governance. Except with respect to the election of directors and matters that require, statutorily or otherwise, a different vote, the Board of Directors believes that a proposal — whether management-sponsored or stockholder-sponsored — should receive more "for" votes than the sum of "against" and "abstain" votes in order to constitute approval by our stockholders.

The proponent requests that abstentions be ignored for all matters presented to FedEx stockholders. Ignoring abstention votes would lower the approval standard (that is, make approval easier). We believe the proponent of a proposal, whether management or a stockholder, should be able to persuade a majority of stockholders to affirmatively vote "for" an item to consider it approved. An abstention indicates that stockholders are not in favor of the proposal. The Board of Directors does not believe that this would be in our stockholders' best interest or effective corporate governance to disregard these views.

The proponent's "SEC Standard" of excluding abstentions is not used to determine whether a proposal has been approved by stockholders. The proponent's argument of using the "SEC Standard" of excluding abstentions in vote tabulations is based on the SEC's vote-counting rules for determining whether a stockholder may resubmit a proposal for inclusion in a company's proxy statement. These rules do not govern whether a stockholder proposal has been approved by stockholders. It may be that in this limited context the SEC wished to set a lower bar to enable stockholders to more easily resubmit proposals. This desire to empower stockholders is not inconsistent with establishing a higher threshold that counts abstentions for determining when stockholders have affirmatively expressed approvals for proposals.

In sum, the Board believes that FedEx's current vote counting methodology of including abstentions on matters other than the election of directors best reflects and honors the intent of our stockholders who vote to abstain on a proposal. This standard applies to both management-sponsored proposals and stockholder proposals and ensures that a matter has the requisite affirmative support to constitute approval by our stockholders.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "AGAINST" THIS PROPOSAL.

OTHER MATTERS

We are not aware of any other matters to be conducted at the meeting other than those discussed in this proxy statement, including the Floor Proposal discussed under "Information about the Annual Meeting — Will any other business be conducted at the meeting?" on page 5. If any other matter properly comes before the stockholders for a vote at the meeting, the proxy holders will vote your shares in accordance with their best judgment.

ADDITIONAL INFORMATION

Proxy Solicitation

FedEx will bear all costs of this proxy solicitation. In addition to soliciting proxies by this mailing, our directors, officers and regular employees may solicit proxies personally or by mail, telephone, facsimile or other electronic means, for which solicitation they will not receive any additional compensation. FedEx will reimburse brokerage firms, custodians, fiduciaries and other nominees for their out-of-pocket expenses in forwarding solicitation materials to beneficial owners upon our request. FedEx has retained Morrow & Co., LLC, 470 West Ave., Stamford, CT 06902, to assist in the solicitation of proxies for a fee of $12,500 plus reimbursement of certain disbursements and expenses.

Householding

We have adopted a procedure approved by the SEC called "householding." Under this procedure, stockholders of record who have the same address and last name and do not participate in electronic delivery will receive only one copy of this proxy statement and the 2013 Annual Report to Stockholders, unless contrary instructions have been received from one or more of these stockholders. This procedure will reduce our printing costs and postage fees.

Stockholders who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings.

If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of our annual report and proxy statement, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of our annual report and proxy statement for your household, please contact our transfer agent, Computershare Trust Company, N.A. (in writing: P.O. Box 43069, Providence, Rhode Island 02940-3069; by telephone: in the U.S. or Canada, 1-800-446-2617; outside the U.S. or Canada, 1-781-575-2723).

If you participate in householding and wish to receive a separate copy of this proxy statement and the 2013 Annual Report to Stockholders, or if you do not wish to participate in householding and prefer to receive separate copies of future annual reports and proxy statements, please contact Computershare as indicated above. A separate copy of this proxy statement and the 2013 Annual Report to Stockholders will be delivered promptly upon request.

Beneficial owners of shares held in street name can request information about householding from their banks, brokerage firms or other holders of record.

Stockholder Proposals for 2014 Annual Meeting

Stockholder proposals intended to be presented at FedEx's 2014 annual meeting must be received by FedEx no later than April 14, 2014, to be eligible for inclusion in FedEx's proxy statement and form of proxy for next year's meeting. Proposals should be addressed to FedEx Corporation, Attention: Corporate Secretary, 942 South Shady Grove Road, Memphis, Tennessee 38120.

For any proposal that is not submitted for inclusion in next year's proxy statement (as described in the preceding paragraph), but is instead sought to be presented directly at the 2014 annual meeting, including nominations of director candidates, FedEx's Bylaws require stockholders to give advance notice of such proposals. The required notice, which must include the information and documents set forth in the Bylaws, must be given no more than 120 days and no less than 90 days in advance of the anniversary date of the immediately preceding annual meeting. Accordingly, with respect to our 2014 annual meeting of stockholders, our Bylaws require notice to be provided to FedEx Corporation, Attention: Corporate Secretary, 942 South Shady Grove Road, Memphis, Tennessee 38120, as early as May 26, 2014, but no later than June 25, 2014. Our Bylaws are available in the Corporate Governance section of the Investor Relations page of our website at *http://investors.fedex.com*. Except as otherwise provided by law, the chairman of the meeting will declare out of order and disregard any nomination or other business proposed to be brought before the meeting by a stockholder that is not made in accordance with our Bylaws.

By order of the Board of Directors,

Christine P. Richards
Executive Vice President, General Counsel and Secretary

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FedEx Corporation

2010 OMNIBUS STOCK INCENTIVE PLAN

Section 1.   Purpose

The purpose of the FedEx Corporation 2010 Omnibus Stock Incentive Plan is to aid the Company and its Affiliates in retaining, attracting and rewarding Non-Management Directors and designated employees and to motivate them to exert their best efforts to achieve the long-term goals of the Company and its Affiliates. The Company believes that the ownership or increased ownership of Common Stock by employees and directors, or otherwise linking the compensation of employees and directors to the value of Common Stock, will further align their interests with those of the Company's other stockholders and will promote the long-term success of the Company and the creation of long-term stockholder value. Accordingly, the Plan authorizes the grant of equity incentive awards to designated employees of the Company and its Affiliates and to directors of the Company.

Section 2.   Definitions and Rules of Construction

2.1   *Definitions.*   The following capitalized terms used in the Plan shall have the respective meanings set forth below:

"Affiliate" means (a) any Subsidiary and (b) any other entity that, directly or through one or more intermediaries, is controlled by the Company, as determined by the Committee.

"Award" means any Stock Option, Stock Appreciation Right, Restricted Share, Restricted Stock Unit, Dividend Equivalent or Other Stock-Based Award, together with any related right or interest, granted to a Participant under the Plan.

"Award Agreement" means a written or electronic agreement between the Company and a Participant setting forth the terms, conditions, restrictions and other provisions of an Award granted to the Participant.

"Board of Directors" means the Board of Directors of the Company.

"Change of Control" has the meaning given such term in Section 20.1.

"Code" means the Internal Revenue Code of 1986, as amended. For purposes of the Plan, references to sections of the Code shall be deemed to include references to any applicable regulations, including proposed regulations, and other guidance issued thereunder by the Department of Treasury or the Internal Revenue Service, and any successor provisions and regulations.

"Committee" means those members, not less than two, of the Compensation Committee of the Board of Directors who are Independent Directors, or any successor committee or subcommittee of the Board of Directors designated by the Board of Directors, which committee or subcommittee shall be comprised of two or more members of the Board of Directors, each of whom is an Independent Director.

"Common Stock" means the common stock, par value $0.10 per share, of the Company and such other securities of the Company as may be substituted for Common Stock pursuant to Section 19.1 or 19.2.

"Company" means FedEx Corporation, a Delaware corporation.

"Covered Employee" means an employee of the Company or an Affiliate who is a "covered employee" within the meaning of Code Section 162(m)(3).

"Disability" means "permanent disability" as determined by the Committee in its sole discretion.

"Dividend Equivalent" means the right granted to a Participant under Section 14 of the Plan to receive a payment in an amount equal to the dividends paid on one outstanding Share with respect to all or a portion of the Shares subject to a Full-Value Award held by such Participant.

"Effective Date" has the meaning given such term in Section 3.1.

"Eligible Person" means (a) any employee of the Company or an Affiliate, (b) any individual to whom an offer of employment with the Company or an Affiliate is made, as determined by the Committee (provided that such prospective employee may not receive any payment or exercise any right with respect to an Award until such person has commenced such employment), and (c) any Non-Management Director.

"Exchange Act" means the Securities Exchange Act of 1934, as amended. A reference to any provision of the Exchange Act or rule promulgated under the Exchange Act shall include reference to any successor provision or rule.

"Exercise Price" means (a) in the case of a Stock Option, the amount for which a Share may be purchased upon exercise of such Stock Option, as set forth in the applicable Award Agreement, and (b) in the case of a Stock Appreciation Right, the per Share amount, as specified in the applicable Award Agreement, which is subtracted from the Fair Market Value of a Share in determining the amount payable upon exercise of such SAR.

"Fair Market Value" means, on any date, (a) the average of the high and low per Share sales prices as reported on the New York Stock Exchange composite tape on that date or (b) if such method is not practicable, the value of a Share as determined by the Committee using such other method as it deems appropriate.

"Full-Value Award" means any Award other than in the form of a Stock Option or Stock Appreciation Right and which is settled by the issuance of Shares (or at the discretion of the Committee, settled in cash or other consideration by reference to the value of Shares).

"Grant Date" means the date on which the Committee completes the corporate action authorizing the grant of an Award or such later date as is determined and specified by the Committee as part of that authorization process.

"Incentive Stock Option" or **"ISO"** means a Stock Option or portion thereof that is intended to be and specifically designated as an "incentive stock option" within the meaning of Code Section 422 and meets the requirements thereof.

"Independent Director" means a member of the Board of Directors who qualifies at any given time as (a) an "independent director" under Section 303A of the New York Stock Exchange Listed Company Manual, (b) an "outside director" within the meaning of Code Section 162(m), and (c) a "non-employee director" as defined in Rule 16b-3.

"Net Exercise" means a Participant's ability (if authorized by the Committee) to exercise a Stock Option by directing the Company to deduct from the Shares issuable upon exercise of his or her Stock Option a number of Shares having an aggregate Fair Market Value equal to the sum of the aggregate Exercise Price therefor plus the amount of the Participant's tax withholding (if any), whereupon the Company shall issue to the Participant the net remaining number of Shares after such deduction.

"Non-Management Director" means a member of the Board of Directors who is not an employee of the Company or an Affiliate.

"Non-Qualified Stock Option" or **"NQSO"** means a Stock Option or portion thereof that is not an Incentive Stock Option.

"Other Stock-Based Award" means an Award granted to a Participant under Section 15 of the Plan.

"Participant" means any Eligible Person who receives an Award under the Plan.

"Performance Award" means an Award that includes performance conditions as specified by the Committee pursuant to Section 12 of the Plan.

"Performance Period" has the meaning given such term in Section 13.2.

"Plan" means the FedEx Corporation 2010 Omnibus Stock Incentive Plan, as amended from time to time.

"Qualified Performance-Based Award" means an Award that is either (a) in the form of Restricted Shares, Restricted Stock Units or Other Stock-Based Awards, is intended to qualify for the Section 162(m) Exemption, is made subject to performance goals based on Qualified Performance Criteria as set forth in Section 13.3, and is designated by the Committee as a Qualified Performance-Based Award pursuant to Section 13 of the Plan, or (b) a

Stock Option or Stock Appreciation Right having an Exercise Price equal to or greater than the Fair Market Value of a Share as of the Grant Date.

"Qualified Performance Criteria" means one or more of the business criteria listed in Section 13.3 upon which performance goals for certain Qualified Performance-Based Awards may be established by the Committee.

"Reporting Person" means an employee of the Company or an Affiliate who is subject to the reporting requirements of Section 16(a) of the Exchange Act.

"Restricted Shares" means Shares granted to a Participant under Section 10 of the Plan that are subject to certain restrictions and conditions and to a risk of forfeiture.

"Restricted Stock Unit" or **"RSU"** means the right to acquire one Share, or receive the equivalent amount in cash, granted to a Participant under Section 11 of the Plan, which right is subject to certain restrictions and conditions and to a risk of forfeiture.

"Retirement" means with respect to any Participant, (a) the attainment by the Participant of the age of 55 and the cessation of the Participant's Service, or (b) the Participant's "retirement" as determined by the Committee in its sole discretion.

"Rule 16b-3" means Rule 16b-3 under the Exchange Act.

"Section 162(m) Exemption" means the exemption from the limitation of deductibility under Section 162(m)(4)(C) of the Code.

"Securities Act" means the Securities Act of 1933, as amended, and the rules promulgated thereunder or any successor statute thereto.

"Service" means a Participant's employment with the Company or an Affiliate or a Participant's service as a Non-Management Director, as applicable.

"Shares" means shares of Common Stock.

"Stock Appreciation Right" or **"SAR"** means a right granted to a Participant under Section 9 of the Plan to receive a payment equal to the excess of the Fair Market Value of a Share as of the date of exercise of the SAR over the Exercise Price of the SAR.

"Stock Option" means a right granted to a Participant under Section 8 of the Plan to purchase a specified number of Shares at a specified price during a specified time period. A Stock Option may be an Incentive Stock Option or a Non-Qualified Stock Option.

"Subsidiary" means any corporation or other entity of which the Company possesses, directly or through one or more intermediaries, 50% or more of the total combined voting power of such entity.

"Substitute Awards" means Awards granted under Section 7.6 in assumption of, or in substitution for, outstanding awards previously granted by a company acquired by the Company or an Affiliate.

2.2 *Rules of Construction.* The section and other headings contained in the Plan are for reference purposes only and shall not affect the meaning or interpretation of the Plan. Unless the context clearly requires otherwise: (a) references to the plural include the singular and to the singular include the plural; (b) the terms "includes" and "including" are not limiting; (c) the term "or" has the inclusive meaning represented by the phrase "and/or"; and (d) any grammatical form or variant of a term defined in the Plan shall be construed to have a meaning corresponding to the definition of the term set forth herein. The terms "hereof," "hereto," "hereunder" and similar terms in the Plan refer to the Plan as a whole and not to any particular provision of the Plan.

Section 3. Term of the Plan

3.1 *Effective Date.* The Plan shall be effective as of the date on which it is approved by the Company's stockholders (the "Effective Date").

3.2 *Term of the Plan.* Unless the Plan is earlier terminated in accordance with the provisions hereof, no Award shall be granted under the Plan after June 30, 2020, but Awards granted on or prior to such date shall continue to be governed by the terms and conditions of the Plan and the applicable Award Agreement (including terms regarding amendments to or modifications of outstanding Awards).

Section 4. Administration of the Plan

4.1 *The Committee.* The Plan shall be administered by the Committee. No action of the Committee under the Plan shall be void or deemed to be without authority due to a Committee member's failure to qualify as an Independent Director at the time the action was taken.

4.2 *Committee Authority.* Subject to the express provisions of the Plan, the Committee shall have full and exclusive power, authority and discretion to take any and all actions necessary, appropriate or advisable for the administration of the Plan, including the following:

(a) Select Eligible Persons to become Participants;

(b) Grant Awards;

(c) Delegate the granting of Awards as specified in Section 4.5;

(d) Determine the type or types of Awards to be granted to each Participant and the timing thereof;

(e) Determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(f) Determine the terms, conditions, restrictions and other provisions of each Award;

(g) Establish performance conditions for Performance Awards and Qualified Performance-Based Awards, and verify the level of performance attained with respect to such performance conditions;

(h) Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(i) Amend, modify, suspend, discontinue or terminate the Plan, waive any restrictions or conditions applicable to any Award, or amend or modify the terms and conditions of any outstanding Award;

(j) Adopt sub-plans or supplements to, or alternative versions of, the Plan as the Committee deems necessary or desirable to comply with the laws or regulations of or to accommodate the tax policy or custom of, foreign jurisdictions;

(k) Establish, adopt or revise rules, guidelines and policies for the administration of the Plan;

(l) Construe and interpret the Plan, any Award Agreement and any other documents and instruments relating to the Plan or any Award;

(m) Correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award Agreement; and

(n) Make all other decisions and determinations and take such other actions with respect to the Plan or any Award as the Committee may deem necessary, appropriate or advisable for the administration of the Plan.

The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee.

4.3 *Grants to Non-Management Directors.*

(a) *Awards.* Notwithstanding any other provision of the Plan, including Sections 4.1 and 4.2, any Awards made under the Plan to Non-Management Directors shall be approved, or made in accordance with a policy or program approved, by the Board of Directors; provided, however, (1) the Committee shall recommend such Awards, policy or program to the Board of Directors for its approval and (2) the Committee retains full independent authority conferred under the Plan with respect to all other aspects of Awards to Non-Management

Directors. Solely with respect to the grant of Awards to Non-Management Directors, all rights, powers and authorities vested in the Committee under the Plan with respect thereto shall instead be exercised by the Board of Directors and any reference in the Plan to the Committee shall be deemed to include a reference to the Board of Directors.

(b) *Retainers and Meeting Fees.* Upon such terms and conditions as may be established by the Board of Directors, each Non-Management Director may elect to have all or part of his or her retainer and meeting fees paid in Shares under the Plan.

4.4 *Actions and Interpretations by the Committee.* All interpretations, decisions, determinations and actions under or with respect to the Plan shall be within the sole discretion of the Committee, may be made at any time, and shall be final, conclusive and binding on all persons, including Participants, persons claiming rights from or through a Participant, and stockholders. The Committee's determinations under the Plan need not be uniform and may be made selectively among Participants, whether or not such Participants are similarly situated.

4.5 *Delegation of Authority.*

(a) Subject to any applicable laws, rules or regulations (including Section 157(c) of the Delaware General Corporation Law or any successor provision), the Committee may, by resolution, expressly delegate to one or more officers of the Company the authority, within specified parameters as to the number, types and terms of Awards, to (1) designate Eligible Persons to be recipients of Awards and (2) determine the number of such Awards to be received by any such Participants; provided, however, that such delegation may not be made with respect to Awards to be granted to any Non-Management Director, any Eligible Person who is a Reporting Person or any Eligible Person who is then a Covered Employee.

(b) The Committee may delegate to any appropriate officer or employee of the Company or an Affiliate responsibility for performing ministerial and administrative functions under the Plan.

(c) In the event that the Committee's authority is delegated to any officer or employee in accordance with Section 4.5(a) or (b), any actions undertaken by such person in accordance with the Committee's delegation of authority shall have the same force and effect as if undertaken directly by the Committee, and any reference in the Plan to the Committee shall, to the extent consistent with the terms and limitations of such delegation, be deemed to include a reference to such officer or employee.

4.6 *Limitation of Liability.* The Committee and each member thereof shall be entitled to, in good faith, rely or act upon any report or other information furnished by any officer or employee of the Company or an Affiliate, the Company's independent certified public accountants, counsel or other advisors to the Company, or any consultant, attorney, accountant or other advisor retained by the Committee to assist in the administration of the Plan. Neither the Board of Directors nor the Committee, nor any member of either, shall be liable for any act, omission, interpretation, decision, construction or determination made in good faith in connection with the Plan or any Award.

Section 5.   Shares Subject to the Plan; Maximum Awards

5.1 *Number of Shares.* Subject to the Share counting rules set forth in Section 5.3 and to adjustment as provided in Section 19, the aggregate number of Shares reserved and available for issuance pursuant to Awards granted under the Plan shall be ~~7,600,000~~ **19,600,000**, of which no more than ~~1,000,000~~ **3,000,000** may be issued as Full-Value Awards.

5.2 *Incentive Stock Options.* The maximum number of Shares that may be issued upon exercise of Incentive Stock Options granted under the Plan shall be ~~7,600,000~~ **19,600,000**, subject to adjustment as provided in Section 19.

5.3 *Share Counting.*

(a) The number of Shares covered by an Award, or to which an Award relates, shall be subtracted from the Plan Share reserve as of the Grant Date.

(b)   To the extent an Award is canceled, terminates, expires, is forfeited or lapses for any reason (in whole or in part), any unissued or forfeited Shares subject to the Award shall be added back to the Plan Share reserve and available again for issuance pursuant to Awards granted under the Plan.

(c)   Any Shares related to Awards that are settled in cash or other consideration in lieu of Shares shall be added back to the Plan Share reserve and available again for issuance pursuant to Awards granted under the Plan.

(d)   Shares withheld or deducted from an Award by the Company to satisfy tax withholding requirements relating to Stock Options or Stock Appreciation Rights shall not be added back to the Plan Share reserve and shall not again be available for issuance pursuant to Awards granted under the Plan, but Shares withheld or deducted by the Company to satisfy tax withholding requirements relating to Full-Value Awards shall be added back to the Plan Share reserve and available again for issuance pursuant to Awards granted under the Plan. Shares delivered by a Participant to the Company to satisfy tax withholding requirements shall be treated in the same way as Shares withheld or deducted from an Award as specified above for purposes of Share counting under this Section 5.3(d).

(e)   To the extent that the full number of Shares subject to a Stock Option or a Share-settled Stock Appreciation Right is not issued upon exercise of such Stock Option or Stock Appreciation Right for any reason, including by reason of a net settlement or Net Exercise, then all Shares that were covered by the exercised Stock Option or SAR shall not be added back to the Plan Share reserve and shall not again be available for issuance pursuant to Awards granted under the Plan.

(f)   If the Exercise Price of a Stock Option is satisfied by delivering Shares to the Company (by either actual delivery or attestation), such Shares shall not be added to the Plan Share reserve and shall not be available for issuance pursuant to Awards granted under the Plan.

(g)   To the extent that the full number of Shares subject to a Performance Award or Qualified Performance-Based Award (other than a Stock Option or Stock Appreciation Right) is not issued by reason of failure to achieve maximum performance goals, the number of Shares not issued shall be added back to the Plan Share reserve and shall be available again for issuance pursuant to Awards granted under the Plan.

(h)   Shares repurchased on the open market with the proceeds of a Stock Option exercise shall not be added to the Plan Share reserve and shall not be available for issuance pursuant to Awards granted under the Plan.

(i)   Any Dividend Equivalent denominated in Shares shall be counted against the aggregate number of Shares available for issuance pursuant to Awards under the Plan in such amount and at such time as the Dividend Equivalent first constitutes a commitment to issue Shares.

(j)   Substitute Awards granted pursuant to Section 7.6 shall not count against the Plan Share reserve and the Shares otherwise available for issuance under the Plan.

5.4   Source of Shares.   Shares issued under the Plan may consist, in whole or in part, of authorized but unissued shares or treasury shares.

5.5   Fractional Shares.   No fractional Shares shall be issued under or pursuant to the Plan or any Award and the Committee shall determine, in its sole discretion, whether cash shall be given in lieu of fractional Shares or whether such fractional Shares shall be eliminated by rounding up or down.

5.6   Maximum Awards.   Subject to adjustment as provided in Section 19:

(a)   *Stock Options.*   The maximum aggregate number of Shares subject to Stock Options granted under the Plan to any one Participant during any fiscal year of the Company shall be 1,000,000.

(b)   *SARs.*   The maximum aggregate number of Shares subject to Stock Appreciation Rights granted under the Plan to any one Participant during any fiscal year of the Company shall be 1,000,000.

(c)   *Restricted Shares.*   The maximum aggregate number of Restricted Shares granted under the Plan to any one Participant during any fiscal year of the Company shall be 500,000.

(d) *RSUs.*   The maximum aggregate number of Shares underlying Awards of Restricted Stock Units granted under the Plan to any one Participant during any fiscal year of the Company shall be 500,000.

(e) *Other Stock-Based Awards.*   The maximum aggregate number of Shares underlying Other Stock-Based Awards granted under the Plan to any one Participant during any fiscal year of the Company shall be 500,000.

(f) *Performance Awards.*   The maximum aggregate number of Shares underlying Performance Awards granted under the Plan to any one Participant during any fiscal year of the Company shall be as set forth in Sections 5.6(a) - (e) above.

(g) *Qualified Performance-Based Awards.*   The maximum aggregate number of Shares underlying Qualified Performance-Based Awards (other than Stock Options and Stock Appreciation Rights) granted under the Plan to any one Participant during any fiscal year of the Company shall be as set forth in Sections 5.6(c) - (e) above.

Section 6.   Eligibility and Participation in the Plan; Limitation on Rights of Participants

6.1   Eligible Persons.   Only Eligible Persons are eligible to be designated by the Committee to receive Awards and become Participants under the Plan.

6.2   Participation in the Plan.   The Committee shall from time to time, in its sole and complete discretion and subject to the provisions of the Plan, designate those Eligible Persons to whom Awards shall be granted and shall determine the nature and amount of each Award.

6.3   No Right to Receive Award or Be Treated Uniformly.

(a)   No Eligible Person or other person shall have any claim or right to receive an Award under the Plan, and no Participant, having received an Award, shall have any claim or right to receive a future Award.

(b)   Neither the Company, its Affiliates nor the Committee has any obligation to treat Eligible Persons or Participants uniformly under the Plan. Determinations made under the Plan may be made by the Committee selectively among Eligible Persons and Participants, whether or not such persons are similarly situated.

(c)   The grant of an Award under this Plan shall not confer any rights upon the Participant holding such Award other than such terms, and subject to such conditions, as are specified in the Plan as being applicable to such type of Award or to all Awards or as are expressly set forth in the Award Agreement relating to such Award.

6.4   No Right to Employment or Service.   Neither the Plan, any Award granted under the Plan nor any Award Agreement (a) shall be deemed to constitute an employment contract or confer or be deemed to confer upon any Eligible Person or Participant any right to remain employed by the Company or an Affiliate, as the case may be, or to continue to provide services as a Non-Management Director, or (b) interfere with or limit in any way the right of the Company or an Affiliate, as the case may be, to terminate an Eligible Person's or Participant's employment by the Company or an Affiliate or service as a Non-Management Director for any reason at any time.

Section 7.   Awards Generally

7.1   Form and Grant of Awards.   The Committee shall have the authority, in its sole discretion, to determine the type or types of Awards to be granted under the Plan. Subject to the provisions of the Plan (including Section 21), Awards may, in the sole discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution for any other Award or any award granted under any other plan of the Company or any Affiliate. Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with awards granted under any other plan of the Company or any Affiliate, may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

7.2   No Cash Consideration for the Grant of Awards.   Unless otherwise determined by the Committee and set forth in the applicable Award Agreement, Awards shall be granted for no cash consideration or for such minimal cash consideration as may be required by applicable law.

7.3   Award Agreements.   Awards granted under the Plan shall be evidenced by an Award Agreement that shall contain such terms, conditions, restrictions and provisions as the Committee shall determine and that are not inconsistent with the Plan. The Committee may, in its sole discretion, require as a condition to any Award Agreement's effectiveness that such Award Agreement be executed by the Participant, including by electronic signature or other electronic indication of acceptance. The terms and conditions of Award Agreements need not be the same with respect to each Participant.

7.4   Forms of Payment Under Awards.   Subject to the provisions of the Plan, payment or settlement of Awards may be made in such form or forms as the Committee shall determine and as shall be set forth in the applicable Award Agreement, including Shares, cash, other securities of the Company, other Awards, any other form of property as the Committee shall determine, or any combination thereof. Payment of Awards may be made in a single payment or transfer, in installments, or on a deferred basis (subject to the provisions of Section 24.10), as determined by the Committee and subject to the provisions of the Plan.

7.5   Nontransferability of Awards; Beneficiaries.

(a)   Unless otherwise determined by the Committee and set forth in the applicable Award Agreement, no Award, nor any interest in such Award, may be sold, pledged, assigned, exchanged, encumbered, hypothecated, gifted, transferred or disposed of in any manner by the Participant, other than by will or by the laws of descent and distribution. Unless otherwise determined by the Committee and set forth in the applicable Award Agreement, all rights with respect to Awards granted to a Participant under the Plan shall be exercisable during the Participant's lifetime only by such Participant or a duly appointed legal guardian or legal representative of such Participant. Notwithstanding the foregoing, the Committee shall not permit any Participant to transfer an Award to a third party for value.

(b)   Notwithstanding the provisions of Section 7.5(a), the Committee, in its sole discretion, may provide in the terms of an Award Agreement, or in any other manner prescribed by the Committee, that a Participant shall have the right to designate, in the manner determined by the Committee, a beneficiary or beneficiaries who shall be entitled to exercise any rights and to receive any payments or distributions with respect to an Award following the Participant's death.

(c)   A legal guardian, legal representative, beneficiary or other person claiming any rights under the Plan from or through a Participant shall be subject to all terms and conditions of the Plan and the relevant Award Agreement applicable to the Participant, except as otherwise determined by the Committee, and to any additional terms and conditions deemed necessary, appropriate or advisable by the Committee. If the Committee does not authorize the designation of a beneficiary, or if so authorized, no beneficiary has been designated or survives the Participant, an outstanding Award may be exercised by or shall become payable to the legal representative of the Participant's estate.

7.6   Substitute Awards.   The Committee may grant Awards under the Plan in assumption of, or in substitution or exchange for, stock and stock-based awards held by employees and directors of another entity who become Eligible Persons in connection with the acquisition (whether by purchase, merger, consolidation or other corporate transaction) by the Company or an Affiliate of the business or assets of the former employing entity ("Substitute Awards"). The Committee may direct that the Substitute Awards be granted on such terms and conditions as the Committee considers appropriate in the circumstances.

7.7   Issuance of Shares.   To the extent that the Plan or any Award Agreement provides for the issuance of Shares, the issuance may be effected on a certificated or non-certificated basis, subject to applicable law and the applicable rules of any stock exchange.

Section 8.   Stock Options

8.1   Grant of Stock Options.   The Committee may grant Stock Options to any Eligible Person selected by the Committee. Stock Options shall be designated, in the discretion of the Committee, as an Incentive Stock Option or as a Non-Qualified Stock Option or a combination thereof. Each Stock Option will be evidenced by an Award Agreement that shall set forth the number of Shares covered by the Stock Option, the Exercise Price, the term of the

Stock Option, the vesting schedule, and such other terms, conditions and provisions as may be specified by the Committee consistent with the terms of the Plan.

8.2   Exercise Price.   The Exercise Price of a Stock Option shall be determined by the Committee, provided that the Exercise Price of a Stock Option (other than a Stock Option issued as a Substitute Award) shall not be less than 100% of the Fair Market Value of a Share on the Grant Date.

8.3   Exercise Term.   The Committee shall determine the period during which a Stock Option may be exercised, provided that no Stock Option shall be exercisable for more than ten years from the Grant Date of such Stock Option.

8.4   Time and Conditions of Exercise.   The Committee shall establish the time or times at which a Stock Option may be exercised in whole or in part, subject to Section 8.3. The Committee also shall determine the performance or other conditions, if any, that must be satisfied before all or part of a Stock Option may be exercised.

8.5   Incentive Stock Options.

(a)   *Eligibility.*   Incentive Stock Options may be granted only to employees of (1) the Company or (2) an Affiliate that is a "subsidiary corporation" within the meaning of Code Section 424(f).

(b)   *Annual Limit.*   To the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year (under the Plan and any other stock option plan of the Company) exceeds $100,000 or, if different, the maximum limitation in effect at the time of grant under the Code (the Fair Market Value being determined as of the Grant Date for the ISO), such portion in excess of $100,000 shall be treated as a Non-Qualified Stock Option.

(c)   *Code Section 422.*   The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Code Section 422. Any Stock Option or portion thereof that is designated as an ISO that for any reason fails to meet the requirements of an ISO shall be treated as a Non-Qualified Stock Option.

(d)   *Disqualifying Dispositions.*   If Shares acquired upon exercise of an Incentive Stock Option are disposed of within two years following the Grant Date of the ISO or one year following the transfer of such Shares to the Participant upon exercise, the Participant shall, promptly following such disposition, notify the Company in writing of the date and terms of such disposition and provide such other information regarding the disposition as the Company may reasonably require.

8.6   No Reloads.   Award Agreements for Stock Options shall not contain any provision entitling a Participant to the automatic grant of additional Stock Options in connection with the exercise of the original Stock Option.

8.7   Exercise Procedures.   Stock Options may be exercised by Participants in accordance with such rules and procedures as may be established by the Committee.

8.8   Payment of Exercise Price.   The full Exercise Price of a Stock Option shall be payable in cash at the time the Stock Option is exercised (including payment through a "cashless exercise" arrangement), together with any applicable withholding taxes. The Committee, in its sole discretion, may provide in an Award Agreement or otherwise (subject to such terms, conditions, provisions and restrictions set forth therein) that: (a) payment of all or any part of the aggregate Exercise Price of a Stock Option may be made by tendering (actually or by attestation) Shares already owned by the Participant; or (b) the Stock Option may be exercised through a Net Exercise procedure.

Section 9.   Stock Appreciation Rights

9.1   Grant of SARs.   The Committee may grant Stock Appreciation Rights to any Eligible Person selected by the Committee. An SAR may be granted in tandem with a Stock Option or alone ("freestanding"). Each SAR will be evidenced by an Award Agreement that shall set forth the number of Shares covered by the SAR, the Exercise Price, the term of the SAR, the vesting schedule, and such other terms, conditions and provisions as may be specified by the Committee consistent with the terms of the Plan.

9.2   Freestanding SARs.

(a)   *Exercise Price.*   The Exercise Price of a freestanding Stock Appreciation Right shall be determined by the Committee, provided that the Exercise Price of a freestanding SAR (other than a freestanding SAR issued as a Substitute Award) shall not be less than 100% of the Fair Market Value of a Share on the Grant Date.

(b)   *Exercise Term.*   The Committee shall determine the period during which a freestanding Stock Appreciation Right may be exercised, provided that no freestanding SAR shall be exercisable for more than ten years from the Grant Date of such SAR.

(c)   *Time and Conditions of Exercise.*   The Committee shall determine the time or times at which a freestanding SAR may be exercised in whole or in part, subject to Section 9.2(b). The Committee also shall determine the performance or other conditions, if any, that must be satisfied before all or part of a freestanding SAR may be exercised.

9.3   Tandem Stock Options/SARs.   A Stock Appreciation Right may be granted in tandem with a Stock Option, either at the time of grant or at any time thereafter during the term of the Stock Option. A tandem Stock Option/SAR will entitle the Participant to elect, as to all or any portion of the number of Shares subject to the Award, to exercise either the Stock Option or the SAR, resulting in the reduction of the corresponding number of Shares subject to the right so exercised as well as the tandem right not so exercised. An SAR granted in tandem with a Stock Option shall have an Exercise Price equal to the Exercise Price of the Stock Option, will be vested and exercisable at the same time or times that a related Stock Option is vested and exercisable, and will expire no later than the time at which the related Stock Option expires.

9.4   Payment of SARs.   Upon the exercise of a Stock Appreciation Right, the Participant shall be entitled to receive an amount determined by multiplying (a) the excess of the Fair Market Value of a Share on the date of exercise over the Exercise Price by (b) the number of Shares with respect to which the SAR is exercised. The payment upon exercise of an SAR may be in cash, Shares valued at their Fair Market Value on the date of exercise, any other form of consideration, or some combination thereof, as determined by the Committee and set forth in the applicable Award Agreement, and shall be subject to any applicable withholding taxes.

Section 10.   Restricted Shares

10.1   Grant of Restricted Shares.   The Committee may grant Restricted Shares to any Eligible Person selected by the Committee, in such amounts as shall be determined by the Committee. Each grant of Restricted Shares will be evidenced by an Award Agreement that shall set forth the number of Restricted Shares covered by the Award and the terms, conditions, restrictions and other provisions applicable to the Restricted Shares as may be specified by the Committee consistent with the terms of the Plan.

10.2   Restrictions and Lapse of Restrictions.   Restricted Shares shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions as the Committee may impose. These restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, upon the satisfaction of performance goals or continued Service requirements, or otherwise, as determined by the Committee and set forth in the applicable Award Agreement. If the vesting requirements applicable to all or any part of an Award of Restricted Shares shall not be satisfied, the Restricted Shares with respect to which such requirements are not satisfied shall be returned to the Company.

10.3   Issuance of Restricted Shares.   Restricted Shares shall be delivered to the Participant at the time of grant either by book-entry registration or by delivering to the Participant, or if required by the Committee, a custodian or escrow agent (including the Company or its designee) designated by the Committee, a stock certificate or certificates registered in the name of the Participant. If physical certificates representing the Restricted Shares are registered in the name of the Participant, such certificates may, if the Committee so determines, bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Shares.

10.4   Additional Shares Received With Respect to Restricted Shares.   Any Shares or other securities of the Company received by a Participant as a stock dividend on, or in connection with a stock split or combination, share exchange, reorganization, recapitalization, merger, consolidation or otherwise with respect to, Restricted Shares shall have the same status, be subject to the same restrictions and, if such Restricted Shares are represented by a certificate, bear the same legend, if any, as such Restricted Shares.

10.5   Rights with Respect to Shares.   Unless otherwise determined by the Committee and set forth in the applicable Award Agreement, a Participant who receives an Award of Restricted Shares shall have all rights of ownership with respect to such Restricted Shares, including the right to vote such Shares and to receive any dividends or other distributions paid or made with respect thereto, subject, however, to the provisions of the Plan, the applicable Award Agreement and, if such Restricted Shares are represented by a certificate, any legend on the certificate for such Shares.

Section 11.   Restricted Stock Units

11.1   Grant of RSUs.   The Committee may grant Restricted Stock Units to any Eligible Person selected by the Committee, in such amounts as shall be determined by the Committee. Each grant of RSUs will be evidenced by an Award Agreement that shall set forth the number of RSUs covered by the Award and the terms, conditions, restrictions and other provisions applicable to the RSUs as may be specified by the Committee consistent with the terms of the Plan.

11.2   Restrictions and Lapse of Restrictions.   Restricted Stock Units shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions as the Committee may impose. These restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, upon the satisfaction of performance goals or continued Service requirements, or otherwise, as determined by the Committee and set forth in the applicable Award Agreement.

11.3   Settlement of RSUs.   Restricted Stock Units shall become payable to a Participant at the time or times set forth in the Award Agreement, which may be upon or following the vesting of the Award (subject to the provisions of Section 24.10). RSUs may be paid in cash, Shares or a combination thereof, as determined by the Committee and set forth in the applicable Award Agreement, subject to any applicable withholding taxes.

11.4   No Rights as a Stockholder.   The Participant shall have no rights as a stockholder with respect to an Award of Restricted Stock Units until such time as Shares are paid and delivered to the Participant in settlement of the RSUs pursuant to the terms of the Award Agreement.

Section 12.   Performance Awards

12.1   Grant of Performance Awards.   The Committee may specify that any Award granted under the Plan shall constitute a Performance Award by conditioning the right of a Participant to exercise the Award or have it settled, and the timing thereof, upon achievement or satisfaction of such performance conditions as may be specified by the Committee. The Committee shall have the complete discretion to determine the number of Performance Awards granted to each Participant, subject to the provisions of Section 5.6, and to designate the terms, conditions and provisions of such Performance Awards. Each Performance Award will be evidenced by an Award Agreement that shall set forth the terms, conditions and other provisions applicable to the Performance Award as may be specified by the Committee consistent with the terms of the Plan.

12.2   Performance Goals.   The Committee may use such business criteria and other performance measures as it may deem appropriate in establishing any performance conditions for Performance Awards, and may reserve the right to exercise its discretion to reduce or increase the amounts payable under any Performance Award, provided that (a) such discretion shall be limited as provided in Section 13.6 with respect to Qualified Performance-Based Awards and (b) no discretion to reduce or increase the amounts payable (except pursuant to the provisions of Section 19) shall be reserved unless such reservation of discretion is expressly stated by the Committee at the time it acts to authorize or approve the grant of such Performance Award.

Section 13. Qualified Performance-Based Awards

13.1 <u>Stock Options and SARs</u>. The provisions of the Plan are intended to ensure that all Stock Options and Stock Appreciation Rights granted hereunder to any Covered Employee shall qualify for the Section 162(m) Exemption.

13.2 <u>Other Awards</u>. When granting any Award under the Plan other than a Stock Option or Stock Appreciation Right, the Committee may designate such Award as a Qualified Performance-Based Award, based upon a determination that the Participant is or may be a Covered Employee with respect to such Award, and the Committee wishes such Award to qualify for the Section 162(m) Exemption. If an Award is so designated, the Committee shall establish objective performance goals for such Award no later than the earlier of (a) the date 90 days after the commencement of the period of service to which the performance goal or goals relate as determined by the Committee in its sole discretion (the ''Performance Period'') and (b) the date on which 25% of such Performance Period has elapsed and, in any event, at a time when the outcome of the performance goals remains substantially uncertain. The Committee may establish different Performance Periods for different Participants, and the Committee may establish concurrent or overlapping Performance Periods.

13.3 <u>Qualified Performance Criteria</u>. Performance goals for Qualified Performance-Based Awards shall be based on one or more of the following Qualified Performance Criteria for the Company, on a consolidated basis or for a specified Affiliate or other business unit of the Company, or a division, region, department or function within the Company or an Affiliate:

(a) Revenues (net or gross);

(b) Profit (including net profit, pre-tax profit, gross profit, operating profit, economic profit, profit margins or other corporate profit measures);

(c) Earnings (including earnings before interest and taxes, earnings before interest, taxes, depreciation and amortization, earnings per share (basic or diluted) or other corporate earnings measures);

(d) Income (including net income (before or after taxes), operating income or other corporate income measures);

(e) Cash (including cash flow, free cash flow, operating cash flow, net cash provided by operations, cash flow in excess of cost of capital or other cash measures);

(f) Return measures (including return on assets (gross or net), return on equity, return on income, return on invested capital, return on operating capital, return on sales, and cash flow return on assets, capital, investments, equity or sales);

(g) Operating margin or profit margin;

(h) Contribution margin by business segment;

(i) Share price or performance;

(j) Total stockholder return;

(k) Economic value increased;

(l) Volume growth;

(m) Package yields;

(n) Expenses (including expense management, expense ratio, expense efficiency ratios, expense reduction measures or other expense measures);

(o) Operating efficiency or productivity measures or ratios;

(p) Dividend payout levels;

(q) Internal rate of return or increase in net present value; and

(r) Strategic business criteria consisting of one or more goals regarding, among other things, acquisitions and divestitures, successfully integrating acquisitions, customer satisfaction, employee satisfaction, safety standards, strategic plan development and implementation, agency ratings of financial strength, completion of financing transactions and new product development.

Performance goals with respect to the foregoing Qualified Performance Criteria may be specified in absolute terms, in percentages, or in terms of growth from period to period or growth rates over time, and may be measured relative to the performance of one or more specified companies, or a published or special index, or a stock market index, as the Committee deems appropriate. Performance goals need not be based on audited financial results.

13.4   Performance Goals.   Each Qualified Performance-Based Award (other than a Stock Option or Stock Appreciation Right) shall be earned, vested and payable (as applicable) only upon the achievement of the performance goals established by the Committee based upon one or more Qualified Performance Criteria, together with the satisfaction of any other conditions, such as continued Service, as the Committee may determine to be appropriate; provided, however, that the Committee may provide in the applicable Award Agreement, either at the time of grant or by amendment thereafter, that achievement of such performance goals will be waived, in whole or in part, upon (a) the termination of employment of a Participant by reason of death or Disability, or (b) the occurrence of a Change of Control. Performance Periods established by the Committee for any Qualified Performance-Based Award may be as short as one year and may be any longer period.

13.5   Calculation of Performance Goals.   The Committee may provide in any Qualified Performance-Based Award, at the time the performance goals are established, that any evaluation of performance shall exclude or otherwise objectively adjust for any specified event that occurs during a Performance Period, including the following: (a) asset write-downs or impairment charges; (b) litigation or claim judgments or settlements; (c) the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results; (d) accruals and charges for reorganization and restructuring programs; (e) acquisitions or divestitures; (f) foreign exchange gains and losses; (g) extraordinary nonrecurring items as described in Financial Accounting Standards Board Accounting Standards Codification Topic 225.20, "Income Statement — Extraordinary and Unusual Items"; and (h) extraordinary nonrecurring items as described in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to stockholders for the applicable year. To the extent such inclusions or exclusions affect Awards to Covered Employees, they shall be prescribed in a form that meets the requirements of Code Section 162(m) for deductibility.

13.6   Certification of Performance Goals.   After the completion of the applicable Performance Period, the Committee shall certify in writing the extent to which any performance goals and any other material conditions relating to a Qualified Performance-Based Award (other than a Stock Option or Stock Appreciation Right) have been satisfied, and the amount payable as a result thereof, prior to payment, settlement or vesting of such Award. Except as specifically provided in Section 13.4, no Qualified Performance-Based Award held by a Covered Employee or by an employee who in the reasonable judgment of the Committee may be a Covered Employee on the date of payment, may be amended, nor may the Committee exercise any discretionary authority it may otherwise have under the Plan with respect to a Qualified Performance-Based Award, in any manner to waive the achievement of the applicable performance goals based on Qualified Performance Criteria or to increase the amount payable pursuant thereto or the value thereof, or otherwise in a manner that would cause the Qualified Performance-Based Award to cease to qualify for the Section 162(m) Exemption. Subject to the provisions of Section 12.2, the Committee may, however, exercise negative discretion to determine that the portion of a Qualified Performance-Based Award actually earned, vested or payable (as applicable) shall be less than the portion that would be earned, vested or payable based solely upon application of the applicable performance goals.

13.7   Award Limits.   Section 5.6 sets forth the maximum number of Shares that may be granted to any one Participant during any fiscal year of the Company in designated forms of Awards.

Section 14.   Dividend Equivalents

14.1   Grant of Dividend Equivalents.   The Committee is authorized to grant Dividend Equivalents with respect to Full-Value Awards granted hereunder, subject to such terms and conditions as may be established by the Committee and set forth in the applicable Award Agreement. Dividend Equivalents shall entitle the Participant to receive payments equal to dividends paid on outstanding Shares with respect to all or a portion of the number of Shares subject to a Full-Value Award, as determined by the Committee. The Committee may provide that Dividend Equivalents be paid or distributed when accrued or be deemed to have been reinvested in additional Shares, or otherwise reinvested; provided, however, that with respect to Dividend Equivalents payable on Performance Awards, such Dividend Equivalents may be earned but shall not be paid until payment or settlement of the underlying Performance Award.

14.2   Options and SARs.   Dividend Equivalents shall not be granted with respect to Stock Options or Stock Appreciation Rights.

Section 15.   Other Stock-Based Awards

The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to Shares, as deemed by the Committee to be consistent with the purposes of the Plan, including Shares awarded purely as a "bonus" and not subject to any restrictions or conditions, Shares issued to Non-Management Directors pursuant to the provisions of Section 4.3(b), Shares issued in lieu of other rights to cash compensation, convertible or exchangeable debt securities, other rights convertible or exchangeable into Shares, purchase rights for Shares and Awards valued by reference to the book value of Shares or the value of securities of or the performance of specified Affiliates. The Committee shall determine the terms and conditions of such Other Stock-Based Awards, which shall be set forth in the applicable Award Agreement.

Section 16.   Tax Withholding

16.1   Tax Withholding.   The Company and its Affiliates shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company or an Affiliate, an amount sufficient to satisfy any federal, state, local or other taxes of any kind, domestic or foreign, required by any applicable law, rule or regulation to be withheld with respect to any grant, exercise, lapse of restriction, vesting, distribution, payment or other taxable event involving an Award or the Plan, and take such other action as the Committee may deem necessary, appropriate or advisable to enable the Company or an Affiliate to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. With respect to withholding required upon any taxable event under the Plan, the Committee may, at the time the Award is granted or thereafter, require or permit that any such withholding requirement be satisfied, in whole or in part, by delivery of, or withholding from the Award, Shares having a Fair Market Value on the date of withholding equal to the minimum amount (and not any greater amount) required to be withheld for tax purposes, all in accordance with such procedures as the Committee establishes. All such elections shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

16.2   Company Not Liable.   Neither the Company, any Affiliate, the Board of Directors, nor the Committee shall be liable to any Participant or any other person as to any tax consequences expected, but not realized, by any Participant or other person due to the grant, exercise, lapse of restriction, vesting, distribution, payment or other taxable event involving any Award. Although the Company and its Affiliates may endeavor to (a) qualify an Award for favorable tax treatment in a jurisdiction or (b) avoid adverse tax treatment for an Award, the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment.

Section 17.   Compliance with Laws

17.1   Compliance with Laws.   The Plan, all Awards (including the grant, exercise, payment and settlement thereof), and the issuance of Shares hereunder shall be subject to all applicable laws, rules and regulations, domestic or foreign, and to such approvals by any governmental agencies or securities exchange or similar entity as may be required. Notwithstanding any other provision of the Plan or the provisions of any Award Agreement, the Company shall have no obligation to issue or deliver any Shares under the Plan or make any other payment or distribution of benefits under the Plan unless such issuance, delivery, payment or distribution would comply with all applicable laws, rules and regulations (including the Securities Act and the laws of any state or foreign jurisdiction) and the applicable requirements of any securities exchange or similar entity. The Company may require any Participant to make such representations and warranties, furnish such information, take such action and comply with and be subject to such conditions as may be necessary, appropriate or advisable to comply with the foregoing.

17.2   No Obligation to Register Shares.   The Company shall be under no obligation to register for offering or resale or to qualify for exemption under the Securities Act, or to register or qualify under the laws of any state or foreign jurisdiction, any Shares, security or interest in a security payable, issuable or deliverable under, or created by, the Plan, or to continue in effect any such registrations or qualifications if made.

17.3   Stock Trading Restrictions.   All Shares issuable under the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal, state or foreign securities laws, rules and regulations and the rules of any securities exchange or similar entity. The Committee may place legends on any certificate evidencing Shares or issue instructions to the transfer agent to reference restrictions applicable to the Shares.

Section 18.   Rights After Termination of Service; Acceleration For Other Reasons

18.1   Death.   Unless otherwise determined by the Committee and set forth in the applicable Award Agreement, if a Participant's Service terminates by reason of his or her death:

(a)   All of that Participant's outstanding Stock Options and Stock Appreciation Rights that are not Performance Awards shall become fully exercisable and may thereafter be exercised in full by the legal representative of the Participant's estate or by the beneficiary, if any, designated by the Participant pursuant to the provisions of Section 7.5(b), for a period of twelve months from the date of the Participant's death or until the expiration of the stated period of the Stock Option or SAR, whichever period is shorter (to the extent that the provisions of this Section 18.1(a) cause Incentive Stock Options to fail to comply with the provisions of Code Section 422, such Stock Options shall be deemed to be Non-Qualified Stock Options); and

(b)   All vesting restrictions and conditions on that Participant's outstanding Restricted Shares that are not Performance Awards or Qualified Performance-Based Awards shall immediately lapse and such Restricted Shares shall be fully vested.

The applicable Award Agreement shall set forth the treatment of a Participant's outstanding Restricted Stock Units, Performance Awards, Qualified Performance-Based Awards (other than Stock Options and SARs) and Other Stock-Based Awards upon a Participant's termination of Service by reason of his or her death.

18.2   Disability.   Unless otherwise determined by the Committee and set forth in the applicable Award Agreement, if a Participant's Service terminates by reason of his or her Disability:

(a)   All of that Participant's outstanding Stock Options and Stock Appreciation Rights that are not Performance Awards shall become fully exercisable and may thereafter be exercised in full for a period of twenty-four months from the date of such termination of Service or the stated period of the Stock Option or SAR, whichever period is the shorter; provided, however, that if the Participant dies within a period of twenty-four months after such termination of Service, any outstanding Stock Option or SAR may thereafter be exercised by the legal representative of the Participant's estate or by the beneficiary, if any, designated by the Participant pursuant to the provisions of Section 7.5(b), for a period of twelve months from the date of the Participant's death or until the expiration of the stated period of the Stock Option or SAR, whichever period is the shorter (to the extent that the provisions of this Section 18.2(a) cause Incentive Stock Options to fail to comply with the provisions of Code Section 422, such Stock Options shall be deemed to be Non-Qualified Stock Options); and

(b)   All vesting restrictions and conditions on that Participant's outstanding Restricted Shares that are not Performance Awards or Qualified Performance-Based Awards shall immediately lapse and such Restricted Shares shall be fully vested.

Any rights of a Participant following his or her termination of Service by reason of Disability with respect to his or her outstanding Restricted Stock Units, Performance Awards, Qualified Performance-Based Awards (other than Stock Options and SARs) and Other Stock-Based Awards shall be set forth in the applicable Award Agreement.

18.3 <u>Retirement</u>. Unless otherwise determined by the Committee and set forth in the applicable Award Agreement, if a Participant's Service terminates by reason of his or her Retirement:

(a) The Participant's outstanding Stock Options and Stock Appreciation Rights that are not Performance Awards will cease vesting but, solely to the extent exercisable at the time of the Participant's Retirement, may thereafter be exercised until the expiration of the stated period of the Stock Option or SAR; provided, however, that if the Participant dies after such termination of Service, any unexercised Stock Option or SAR may thereafter be exercised by the legal representative of the Participant's estate or by the beneficiary, if any, designated by the Participant pursuant to the provisions of Section 7.5(b), for a period of twelve months from the date of the Participant's death or until the expiration of the stated period of the Stock Option or SAR, whichever period is the shorter (to the extent that the provisions of this Section 18.3(a) cause Incentive Stock Options to fail to comply with the provisions of Code Section 422, such Stock Options shall be deemed to be Non-Qualified Stock Options);

(b) If the Participant has attained the age of 60 at the time of his or her Retirement, all vesting restrictions and conditions on that Participant's outstanding Restricted Shares that are not Performance Awards or Qualified Performance-Based Awards shall immediately lapse and such Restricted Shares shall be fully vested; and

(c) If the Participant has not yet attained the age of 60 at the time of his or her Retirement, that Participant's outstanding Restricted Shares that are not Performance Awards or Qualified Performance-Based Awards shall not be forfeited, but all time-based vesting conditions and restrictions on such Restricted Shares shall continue in accordance with their terms, or until the Participant's death or Disability, in which case the provisions of Section 18.1 or Section 18.2, as applicable, shall apply.

Any rights of a Participant following his or her Retirement with respect to outstanding Restricted Stock Units, Performance Awards, Qualified Performance-Based Awards (other than Stock Options and SARs) and Other Stock-Based Awards shall be set forth in the applicable Award Agreement.

18.4 <u>Other</u>. Unless otherwise determined by the Committee and set forth in the applicable Award Agreement, if a Participant's Service terminates for any reason other than death, Disability or Retirement, the Participant's Awards shall thereupon terminate and be forfeited.

18.5 <u>Transfer; Leave of Absence</u>.

(a) *Transfer.* For purposes of the Plan, a transfer of an employee Participant from the Company to an Affiliate, or vice versa, or from one Affiliate to another shall not be deemed a termination of Service by the Participant.

(b) *Leave of Absence.* Unless otherwise determined by the Committee, a leave of absence by an employee Participant, duly authorized in writing by the Company or an Affiliate, shall not be deemed a termination of Service by the Participant for purposes of the Plan.

18.6 <u>Acceleration For Any Other Reason</u>. Regardless of whether an event has occurred as described in Sections 18.1, 18.2 and 18.3 above, and subject to the provisions of Section 13 with respect to Qualified Performance-Based Awards, the Committee may in its sole discretion at any time determine that all or a portion of a Participant's Stock Options, Stock Appreciation Rights and other Awards in the nature of rights that may be exercised shall become fully or partially exercisable, that all or a part of any time-based or Service-based vesting conditions on all or a portion of any outstanding Awards shall lapse, or that any performance-based conditions with respect to any Awards shall be deemed to be wholly or partially satisfied, in each case, as of such date as the Committee may, in its sole discretion, determine. The Committee may discriminate among Participants and among Awards granted to a Participant in exercising its discretion pursuant to this Section 18.6. Notwithstanding any other provision of the Plan, including this Section 18.6, the Committee may not accelerate the payment of any Award if such acceleration would fail to comply with Code Section 409A(a)(3).

Section 19.   Adjustments for Changes in Capitalization

19.1   Mandatory Adjustments.   In the event of an "equity restructuring" (as such term is defined in Financial Accounting Standards Board Accounting Standards Codification Topic 718, "Compensation — Stock Compensation"), including any stock dividend, stock split, spin-off, rights offering, or large nonrecurring cash dividend, the authorization limits under Sections 5.1, 5.2 and 5.6 shall be adjusted proportionately, and the Committee shall make such adjustments to the Plan and outstanding Awards as it deems necessary or appropriate, in its sole discretion, to prevent dilution or enlargement of benefits or potential benefits intended to be made available under the Plan, including: (a) adjustment of the number and kind of shares or securities that may be issued under the Plan; (b) adjustment of the number and kind of shares or securities subject to outstanding Awards; (c) adjustment of the Exercise Price of outstanding Stock Options and Stock Appreciation Rights or the measure to be used to determine the amount of the benefit payable on an Award; (d) adjustment to market price-based performance goals or performance goals set on a per-Share basis; and (e) any other adjustments that the Committee determines to be equitable. Notwithstanding the foregoing, the Committee shall not make any adjustments to outstanding Stock Options or SARs to the extent that it causes such Stock Options or SARs to provide for a deferral of compensation subject to Code Section 409A. Without limiting the foregoing, in the event of a subdivision of the outstanding Common Stock (a stock split), a dividend payable in Shares, or a combination or consolidation of the outstanding Common Stock into a lesser number of Shares, the authorization limits under Sections 5.1, 5.2 and 5.6 shall automatically be adjusted proportionately, and the Shares then subject to each outstanding Award shall automatically, without the necessity for any additional action by the Committee, be adjusted proportionately without any change in the aggregate Exercise Price therefor.

19.2   Discretionary Adjustments.   Upon the occurrence or in anticipation of any share combination, exchange or reclassification, recapitalization, merger, consolidation or other corporate reorganization affecting the Common Stock, or any transaction described in Section 19.1, in addition to any of the actions described in Section 19.1, the Committee may, in its sole discretion, provide: (a) that Awards will be settled in cash rather than Shares; (b) that Awards will become immediately vested and exercisable and will expire after a designated period of time to the extent not then exercised; (c) that Awards will be equitably converted, adjusted or substituted in connection with such transaction; (d) that outstanding Awards may be settled by payment in cash or cash equivalents equal to the excess of the Fair Market Value of the underlying Shares as of a specified date associated with the transaction, over the Exercise Price of the Award; (e) that performance targets and Performance Periods for Performance Awards and Qualified Performance-Based Awards will be modified, consistent with Code Section 162(m) where applicable; or (f) any combination of the foregoing. The Committee's determination need not be uniform and may be different for different Participants whether or not such Participants are similarly situated.

19.3   No Fractional Shares, etc.   After giving effect to any adjustment pursuant to the provisions of this Section 19, the number of Shares subject to any Award denominated in whole Shares shall always be a whole number, unless otherwise determined by the Committee. Any discretionary adjustments made pursuant to the provisions of this Section 19 shall be subject to the provisions of Section 22. To the extent any adjustments made pursuant to this Section 19 cause Incentive Stock Options to cease to qualify as Incentive Stock Options, such Stock Options shall be deemed to be Non-Qualified Stock Options.

Section 20.   Change of Control

20.1   Definition.   For purposes of the Plan, the term "Change of Control" means the occurrence of any of the following on or after the Effective Date:

(a)   Any "person" (as such term is used in Sections 13(d) and 14 of the Exchange Act), other than (1) the Company, (2) any subsidiary of the Company, (3) any employee benefit plan (or a trust forming a part thereof) maintained by the Company or any subsidiary of the Company, (4) any underwriter temporarily holding securities of the Company pursuant to an offering of such securities or (5) any person in connection with a transaction described in clauses (1), (2) and (3) of Section 20.1(b) below, becomes the "beneficial owner" (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company representing 30% or more of the total voting power of the Company's then outstanding voting securities, unless such securities (or, if applicable, securities that are being converted into voting securities) are acquired directly from the Company in a transaction approved by a majority of the Incumbent Board (as defined in Section 20.1(d) below).

(b) The consummation of a merger, consolidation or reorganization with or into the Company or in which securities of the Company are issued, or the sale or other disposition, in one transaction or a series of transactions, of all or substantially all of the assets of the Company (a "Corporate Transaction"), unless:

(1) the stockholders of the Company immediately before such Corporate Transaction will own, directly or indirectly, immediately following such Corporate Transaction, at least 60% of the total voting power of the outstanding voting securities of the corporation or other entity resulting from such Corporate Transaction (including a corporation or other entity that acquires all or substantially all of the Company's assets, the "Surviving Company") or the ultimate parent company thereof in substantially the same proportion as their ownership of the voting securities of the Company immediately before such Corporate Transaction;

(2) the individuals who were members of the Board of Directors immediately prior to the execution of the agreement providing for such Corporate Transaction constitute a majority of the members of the board of directors or equivalent governing body of the Surviving Company or the ultimate parent company thereof; and

(3) no person, other than (A) the Company, (B) any subsidiary of the Company, (C) any employee benefit plan (or a trust forming a part thereof) maintained by the Company or any subsidiary of the Company, (D) the Surviving Company, (E) any subsidiary or parent company of the Surviving Company, or (F) any person who, immediately prior to such Corporate Transaction, was the beneficial owner of securities of the Company representing 30% or more of the total voting power of the Company's then outstanding voting securities, is the beneficial owner of 30% or more of the total voting power of the then outstanding voting securities of the Surviving Company or the ultimate parent company thereof.

(c) The stockholders of the Company approve a complete liquidation or dissolution of the Company.

(d) Directors who, as of the Effective Date, constitute the Board of Directors (the "Incumbent Board"), cease to constitute at least a majority of the Board of Directors (or, in the event of any merger, consolidation or reorganization the principal purpose of which is to change the Company's state of incorporation, form a holding company or effect a similar reorganization as to form, the board of directors of such surviving company or its ultimate parent company); provided, however, that any individual becoming a member of the Board of Directors subsequent to the Effective Date whose election, or nomination for election by the Company's stockholders, was approved by a vote of a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened proxy contest relating to the election of directors.

Notwithstanding the foregoing, a Change of Control will not be deemed to occur solely because any person (a "Subject Person") becomes the beneficial owner of more than the permitted amount of the outstanding voting securities of the Company as a result of the acquisition of voting securities by the Company which, by reducing the number of voting securities outstanding, increases the proportional number of voting securities beneficially owned by the Subject Person, provided, that if a Change of Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such acquisition by the Company, the Subject Person becomes the beneficial owner of any additional voting securities that increases the percentage of the then outstanding voting securities beneficially owned by the Subject Person to 30% or more of the total voting power, then a Change of Control will have occurred.

20.2 Effect of Change of Control. Notwithstanding any other provision of the Plan, unless otherwise determined by the Committee and set forth in the applicable Award Agreement, the provisions of this Section 20.2 shall apply to the types of Awards specified in subsections (a) and (b) below in the event of a Change of Control.

(a) *Stock Options and SARs.* In the event of a Change of Control, all outstanding Stock Options and Stock Appreciation Rights that are not Performance Awards shall become fully vested and immediately exercisable. To the extent that the provisions of this Section 20.2(a) cause Incentive Stock Options to exceed the dollar limitation set forth in Code Section 422(d), the excess Stock Options shall be deemed to be Non-Qualified Stock Options.

(b) *Restricted Shares.* In the event of a Change of Control as described in Section 20.1(b), as shall be determined by the Committee: (1) any outstanding and unvested Restricted Shares that are not Performance Awards or Qualified Performance-Based Awards shall be canceled and the Company shall make a cash payment to those Participants in an amount equal to the highest price per Share received by the holders of Common Stock in connection with such Change of Control multiplied by the number of such unvested Restricted Shares then held by such Participant, with any non-cash consideration to be valued in good faith by the Committee; or (2) all vesting restrictions and conditions with respect to all outstanding Restricted Shares that are not Performance Awards or Qualified Performance-Based Awards shall immediately lapse and such Restricted Shares shall be fully vested. In the event of a Change of Control as described in Section 20.1(a), (c) or (d), all vesting restrictions and conditions with respect to all outstanding Restricted Shares that are not Performance Awards or Qualified Performance-Based Awards shall immediately lapse and such Restricted Shares shall be fully vested.

(c) *Other Awards.* Any rights of a Participant in connection with a Change of Control with respect to Restricted Stock Units, Performance Awards, Qualified Performance-Based Awards (other than Stock Options and Stock Appreciation Rights) and Other Stock-Based Awards shall be set forth in the applicable Award Agreement.

20.3 Excise Taxes. In the event that any acceleration of vesting pursuant to an Award and any other payment or benefit received or to be received by a Participant under the Plan in connection with a Change of Control would subject a Participant to any excise tax pursuant to Code Section 4999 (which excise tax would be the Participant's obligation) due to the characterization of such acceleration of vesting, payment or benefit as an ''excess parachute payment'' under Code Section 280G, the Participant may elect, in his or her sole discretion, to reduce the amount of any acceleration of vesting, payment or benefit called for under an Award in order to avoid such characterization.

Section 21. Repricing Prohibited

Except as contemplated by the provisions of Section 19, outstanding Stock Options and Stock Appreciation Rights will not be ''repriced'' for any reason without the prior approval of the Company's stockholders. For purposes of the Plan, a ''repricing'' means lowering the Exercise Price of an outstanding Stock Option or SAR or any other action that has the same effect or is treated as a repricing under generally accepted accounting principles, and includes a tandem cancellation of a Stock Option or SAR at a time when its Exercise Price exceeds the fair market value of the underlying Common Stock and exchange for another Stock Option, SAR, other Award, other equity security or a cash payment.

Section 22. Amendment and Termination

22.1 Amendment or Termination of the Plan. The Board of Directors or the Committee may amend, modify, suspend, discontinue or terminate the Plan or any portion of the Plan at any time; provided, however, any amendment or modification that (a) increases the total number of Shares available for issuance pursuant to Awards granted under the Plan (except as contemplated by the provisions of Section 19), (b) deletes or limits the provision of Section 21 (repricing prohibition), or (c) requires the approval of the Company's stockholders pursuant to any applicable law, regulation or securities exchange rule or listing requirement, shall be subject to approval by the Company's stockholders. Subject to the provisions of Section 22.3, no amendment, modification, suspension, discontinuance or termination of the Plan shall impair the rights of any Participant under any Award previously granted under the Plan without such Participant's consent, provided that such consent shall not be required with respect to any Plan amendment, modification or other such action if the Committee determines in its sole discretion that such amendment, modification or other such action is not reasonably likely to significantly reduce or diminish the benefits provided to the Participant under such Award.

22.2 Awards Previously Granted. The Committee may waive any conditions or restrictions under, amend or modify the terms and conditions of, or cancel or terminate any outstanding Award at any time and from time to time; provided, however, subject to the provisions of Section 22.3 and the provisions of the applicable Award Agreement, no such amendment, modification, cancellation or termination shall impair the rights of a Participant under an Award without such Participant's consent, provided that such consent shall not be required with respect to any amendment, modification or other such action if the Committee determines in its sole discretion that such amendment, modification or other such action is not reasonably likely to significantly reduce or diminish the benefits provided to the Participant under such Award.

22.3   Compliance Amendments.   Notwithstanding any other provision of the Plan or any Award Agreement to the contrary, the Committee may, in its sole discretion and without the consent of any Participant, amend the Plan or any Award Agreement, to take effect retroactively or otherwise, as it deems necessary or advisable in order for the Company, the Plan, an Award or an Award Agreement to satisfy or conform to any applicable present or future law, regulation or rule or to meet the requirements of any accounting standard.

Section 23.   Foreign Jurisdictions

Awards granted to Participants who are foreign nationals or who are employed by the Company or an Affiliate outside of the United States may have such terms and conditions different from those specified in the Plan and such additional terms and conditions as the Committee, in its sole discretion, determines to be necessary, appropriate or advisable to foster and promote achievement of the material purposes of the Plan and to fairly accommodate for differences in local law, tax policy or custom or to facilitate administration of the Plan. The Committee may approve such sub-plans, appendices or supplements to, or amendments, restatements or alternative versions of, the Plan as it may consider necessary, appropriate or advisable, without thereby affecting the terms of the Plan as in effect for any other purpose. The special terms and any appendices, supplements, amendments, restatements or alternative versions, however, shall not include any provisions that are inconsistent with the terms of the Plan as then in effect, unless the Plan could have been amended to eliminate such inconsistency without further approval by the Company's stockholders.

Section 24.   General

24.1   No Limit on Other Compensation Arrangements.   Nothing contained in the Plan shall preclude or limit the Company or any Affiliate from adopting or continuing in effect other or additional compensation arrangements, and such arrangements may be either generally applicable or applicable only in specific cases.

24.2   Treatment for Other Compensation Purposes.   The amount of any compensation received or deemed to be received by a Participant pursuant to an Award shall not be deemed part of a Participant's regular, recurring compensation for purposes of any termination, indemnity or severance pay laws, and shall not be included in or have any effect on the determination of benefits under any other compensation or benefit plan, program or arrangement of the Company or an Affiliate, including any pension or severance benefits plan, unless expressly provided by the terms of any such plan, program or arrangement.

24.3   No Trust or Fund.   The Plan is intended to constitute an "unfunded" plan. Nothing contained herein or in any Award Agreement shall (a) require the Company to segregate any monies, other property or Shares, create any trusts, or to make any special deposits for any amounts payable to any Participant or other person, or (b) be construed as creating in respect of any Participant or any other person any equity or other interest of any kind in any assets of the Company or an Affiliate or creating a trust of any kind or a fiduciary relationship of any kind between the Company or any Affiliate and a Participant or any other person. Prior to the payment or settlement of any Award, nothing contained herein or in any Award Agreement shall give any Participant or any other person any rights that are greater than those of a general unsecured creditor of the Company or an Affiliate.

24.4   Use of Proceeds.   All proceeds received by the Company pursuant to Awards granted under the Plan shall be used for general corporate purposes.

24.5   No Limitations on Corporate Action.   Neither the Plan, the grant of any Award nor any Award Agreement shall limit, impair or otherwise affect the right or power of the Company or any of its Affiliates to make adjustments, reclassifications, reorganizations or changes in its capital or business structure or to merge, consolidate, dissolve, liquidate, sell or transfer all or any part of its business or assets.

24.6   No Stockholder Rights.   Subject to the provisions of the Plan and the applicable Award Agreement, no Participant shall have any rights as a stockholder with respect to any Shares to be issued under the Plan prior to the issuance thereof.

24.7   Prohibition on Loans.   The Company shall not loan funds to any Participant for the purpose of paying the Exercise Price associated with any Stock Option or Stock Appreciation Right or for the purpose of paying any taxes associated with the grant, exercise, lapse of restriction, vesting, distribution, payment or other taxable event involving an Award or the Plan.

24.8   No Obligation to Exercise Awards; No Right to Notice of Expiration Date.   An Award of a Stock Option or a Stock Appreciation Right imposes no obligation upon the Participant to exercise the Award. The Company, its Affiliates and the Committee have no obligation to inform a Participant of the date on which a Stock Option or SAR is no longer exercisable except in the Award Agreement.

24.9   Compliance with Section 16(b).   With respect to Participants who are Reporting Persons, all transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3. All transactions under the Plan involving Reporting Persons are subject to such conditions, regardless of whether the conditions are expressly set forth in the Plan. Any provision of the Plan that is contrary to a condition of Rule 16b-3 shall not apply to such Reporting Persons.

24.10   Code Section 409A Compliance.   Notwithstanding anything contained in the Plan or in any Award Agreement to the contrary, the Plan and all Awards hereunder are intended to satisfy the requirements of Code Section 409A so as to avoid the imposition of any additional taxes or penalties thereunder, and all terms, conditions and provisions of the Plan and an Award Agreement shall be interpreted and applied in a manner consistent with this intent. If the Committee determines that an Award, Award Agreement, payment, distribution, transaction, or any other action or arrangement contemplated by the provisions of the Plan or an Award Agreement would, if undertaken, cause a Participant to become subject to any additional taxes or penalties under Code Section 409A, such Award, Award Agreement, payment, distribution, transaction or other action or arrangement shall not be given effect to the extent it causes such result and the related provisions of the Plan or Award Agreement will be deemed modified or, if necessary, suspended in order to comply with the requirements of Code Section 409A to the extent determined appropriate by the Committee in its sole discretion, in each case without the consent of or notice to the Participant.

24.11   Governing Law.   Except as to matters governed by United States federal law or the Delaware General Corporation Law, the Plan, all Award Agreements and all determinations made and actions taken under the Plan and any Award Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee without giving effect to its conflicts of law principles.

24.12   Plan Controls.   In the event of any conflict or inconsistency between the Plan and any Award Agreement, the provisions of the Plan shall govern and the Award Agreement shall be interpreted to minimize or eliminate any such conflict or inconsistency.

24.13   Severability.   If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction, or as to person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, person or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

24.14   Successors.   The Plan shall be binding upon the Company and its successors and assigns, and the Participant and the Participant's legal representatives and beneficiaries.

Adopted September 27, 2010
Amended September 23, 2013



FedEx® Corporation

IMPORTANT ANNUAL MEETING INFORMATION

Annual Meeting Admission Ticket

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 11:59 p.m. Eastern time on September 22, 2013.



Vote by Internet

- Go to **www.investorvote.com**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch-tone telephone
- Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card/*Sign and Date on Reverse Side*

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A The Board of Directors recommends a vote FOR each of the listed nominees and FOR Proposals 2, 3 and 4.

1. Election of Directors:

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
01 - James L. Barksdale	☐	☐	☐	02 - John A. Edwardson	☐	☐	☐	03 - Shirley Ann Jackson	☐	☐	☐
04 - Steven R. Loranger	☐	☐	☐	05 - Gary W. Loveman	☐	☐	☐	06 - R. Brad Martin	☐	☐	☐
07 - Joshua Cooper Ramo	☐	☐	☐	08 - Susan C. Schwab	☐	☐	☐	09 - Frederick W. Smith	☐	☐	☐
10 - David P. Steiner	☐	☐	☐	11 - Paul S. Walsh	☐	☐	☐				

	For	Against	Abstain		For	Against	Abstain
2. Advisory vote to approve named executive officer compensation.	☐	☐	☐	3. Approval of amendment to 2010 Omnibus Stock Incentive Plan to increase the number of authorized shares.	☐	☐	☐
4. Ratification of independent registered public accounting firm.	☐	☐	☐				

B The Board of Directors recommends a vote AGAINST Proposals 5 through 11.

	For	Against	Abstain		For	Against	Abstain
5. Stockholder proposal regarding independent board chairman.	☐	☐	☐	6. Stockholder proposal regarding proxy access for shareholders.	☐	☐	☐
7. Stockholder proposal regarding limiting accelerated vesting of equity awards upon a change in control ("limit accelerated executive pay").	☐	☐	☐	8. Stockholder proposal regarding hedging and pledging policy.	☐	☐	☐
9. Stockholder proposal regarding political contributions report.	☐	☐	☐	10. Stockholder proposal regarding congruency between corporate values and political contributions.	☐	☐	☐
11. Stockholder proposal regarding vote counting to exclude abstentions.	☐	☐	☐				



1 U P X



01OQQD

Admission Ticket

FedEx Corporation
Annual Meeting of Stockholders
Monday, September 23, 2013
8:00 a.m. local time
FedEx Express World Headquarters
Auditorium
3670 Hacks Cross Road, Building G, Memphis, TN 38125

If you wish to attend the annual meeting in person, you will need to bring this Admission Ticket with you.

Please present this Admission Ticket and a valid government-issued photo identification (such as a driver's license or a passport) for admission to the meeting.

Security measures will be in place at the meeting to help ensure the safety of attendees. Metal detectors similar to those used in airports will be located at the entrance to the meeting room, and briefcases, handbags and packages will be inspected. No cameras or recording devices of any kind, or signs, placards, banners or similar materials, may be brought into the meeting. Anyone who refuses to comply with these requirements will not be admitted.

This Admission Ticket is not transferable.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy Solicited on Behalf of the Board of Directors of FedEx Corporation for the Annual Meeting of Stockholders, September 23, 2013

The undersigned hereby constitutes and appoints Christine P. Richards and Alan B. Graf, Jr., and each of them, his or her true and lawful agents and proxies, each with full power of substitution, to represent the undersigned and to vote all of the shares of FedEx Corporation common stock of the undersigned at the Annual Meeting of Stockholders of FedEx to be held in the auditorium at the FedEx Express World Headquarters, 3670 Hacks Cross Road, Building G, Memphis, Tennessee 38125, on Monday, September 23, 2013, at 8:00 a.m. local time, and at any postponements or adjournments thereof, on Proposals 1 through 11 as specified on the reverse side hereof (with discretionary authority under Proposal 1 to vote for a substitute nominee if any nominee is unable to stand for election) and on such other matters as may properly come before said meeting. This card also constitutes voting instructions for any shares held for the undersigned in the FedEx employee stock purchase plan or in any benefit plan of FedEx Corporation or its subsidiaries. If you wish to instruct a record holder or plan trustee on the voting of shares held in your account, your instructions must be received by September 18, 2013. If no direction is given, the plan trustee will vote the shares held in your account in the same proportion as votes received from other plan participants.

This proxy, when properly signed, dated and returned, will be voted as specified by you. If no direction is made, this proxy will be voted (and voting instructions given) FOR each of the director nominees, FOR Proposals 2, 3 and 4, and AGAINST Proposals 5 through 11. The Board of Directors recommends that you vote FOR each of the director nominees, FOR Proposals 2, 3 and 4, and AGAINST Proposals 5 through 11. In their discretion, the proxy holders are authorized to vote on such other matters as may properly come before the meeting or any postponements or adjournments thereof.

You are encouraged to specify your choices by marking the appropriate boxes on the reverse side, but you need not mark any boxes if you wish to vote in accordance with the Board of Directors' recommendations. Ms. Richards and Mr. Graf cannot vote your shares unless you sign, date and return this card or vote on the Internet or by telephone.

If you vote by the Internet or telephone, please DO NOT mail back this proxy card. If you wish to attend the annual meeting in person, however, you will need to bring the Admission Ticket attached to this proxy card with you.

NOTE: If you vote on the Internet, you may elect to have next year's proxy statement and annual report to stockholders delivered to you electronically. We strongly encourage you to enroll in electronic delivery. It is a cost-effective way for us to send you proxy materials and annual reports.

C Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Mark this box if you would like your name to be disclosed with your vote and comments, if any. ☐

D Authorized Signatures — This section must be completed for your vote to be counted — Date and Sign Below.

The signer hereby revokes all proxies previously given by the signer to vote at said meeting or at any postponements or adjournments thereof.

NOTE: Please sign exactly as name appears on this card. Joint owners should each sign. When signing as attorney, officer, executor, administrator, trustee or guardian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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